UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

Dated July 26, 2018

Commission File Number: 1-15018

Fibria Celulose S.A.

Fidêncio Ramos, 302 – 3rd and (part of) 4th floors

Edifício Vila Olímpia, Torre B, Bairro Vila Olímpia

04551-010, São Paulo, SP, Brazil

(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F:  ☒             Form 40-F:  ☐

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1)):

Yes:  ☐             No:  ☒

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7)):

Yes:  ☐             No:  ☒

(Indicate by check mark whether the registrant by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes:  ☐            No:  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

FIBRIA CELULOSE S.A.

Publicly-Held Company

Corporate Taxpayer ID (CNPJ/MF) No. 60.643.228/0001-21

Company Registry (NIRE) 35.300.022.807 | CVM Code No. 12793

MINUTES OF THE EXTRAORDINARY MEETING OF THE BOARD OF

DIRECTORS HELD ON JULY 26, 2018

1.                                      Date, time and place: Held on July 26, 2018, at 8:30 am, at Rua Fidêncio Ramos, nº 302, 4º andar, Torre B, Edifício Vila Olímpia Corporate, bairro Vila Olímpia, in the City of São Paulo, State of São Paulo.

2.                                      Call Notice: Members of the Board of Directors of Fibria Celulose S.A. (“Company”) were duly called pursuant to item 6 of its Internal Regulations.

3.                                      Attendance: All the members of the Board of Directors of the Company: Messrs. José Luciano Duarte Penido (Chairman of the Board of Directors), Alexandre Gonçalves Silva, Carlos Augusto Lira Aguiar, João Carvalho de Miranda (Vice-Chairman of the Board of Directors), João Henrique Batista de Souza Schmidt, Marcos Barbosa Pinto, Paulo Fernando Fleury da Silva and Raul Calfat. It was justified the absence of Mr. Ernesto Lozardo, which was substituted, according to item 4 of Internal Rules, by its alternate, Mr. Leonardo Mandelblatt de Lima Figueiredo. According to the article 163, §3º of Corporate Law, all the members of the Fiscal Council attended the meeting: Messrs. Maurício Aquino Halewicz (Chairman of the Fiscal Council), Gilsomar Maia Sebastião and Domenica Eisenstein Noronha (via conference call).

4.                                      Meeting Board: Mr. José Luciano Duarte Penido — Chairman. Mrs. Claudia Elisete Rockenbach Leal — Secretary.

5.                                      Agenda: The members of the Board of Directors of the Company held a meeting for the purpose of resolving on: (i) the execution of the “Protocol and Justification of Merger of Shares Issued by Fibria into Eucalipto Holding S.A., followed by Merger of Eucalipto Holding S.A. by Suzano Papel e Celuose S.A.”, to be entered into by and between the management of the Company, of Eucalipto Holding S.A., a closely-held corporation, enrolled with CNPJ/MF under No. 29.339.648/0001-79, with headquarters in the City of São Paulo, State of São Paulo, at Avenida Brigadeiro Faria Lima, nº 1355, 8º andar, sala 2, Bairro Pinheiros, CEP 01452-919 (“Holding”), and of Suzano Papel e Celulose S.A., a publicly-held company, registered with CNPJ/MF under No. 16.404.287/0001-55, with headquarters in the city of Salvador, State of Bahia, at Avenida Magalhães Neto, nº 1752, 10º andar, salas 1010 e 1011, Bairro Pituba, CEP 41810-012 (“Suzano”); (ii) the proposal to increase the compensation of the managers

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of the Company, approved by the Annual Shareholders’ General Meeting of the Company, held on April 27, 2018; and (iii) the convening of the Extraordinary General Meeting of the Company.

6.                                      Resolutions: After the review and discussion of the matters of the agenda, the attending members of the Board of Directors of the Company, by unanimous vote and without any restrictions or proviso whatsoever have decided to:

(i)                                   approve the execution of the Protocol and Justification, which was prepared pursuant to Articles 224, 225 and 252 of Law No. 6,404, dated as of December 15, 1976 (“Brazilian Corporation Law”), as well as of CVM Instruction No. 565, dated as of June 15, 2015, a copy of which is attached hereto as Schedule I, subject to the approval by the Extraordinary General Meeting of the Company, to the corporate approvals applicable to the companies that are parties to the transaction, as well as to the applicable conditions precedent, in accordance with the Protocol and Justification. The execution of the Protocol by the Company, represented by its officers, pursuant to the draft attached hereto as Exhibit I was also authorized;

(ii)                                due to the possibility for the Transaction to imply the anticipation term of the variable remuneration due by the Company and the implementation of a retention plan for the Statutory Officers, with the aim to reinforce the retention of the key management of the Company, as authorized by the Protocol and Justification and recommended by the Remuneration and People Committee, it will be submitted to the Company’s General Meeting a new global amount for the compensation of the management of the Company for 2018, according to the terms of the materials sent to the Board members;

(iii)                             approve the convening of the Extraordinary General Meeting of the Company, pursuant to Article 17, V, of the Company’s Bylaws, in order to resolve on the (i) approval of the waiver of the tender offer for the acquisition of shares issued by the Company provided for in Article 33 of the Company’s Bylaws, within the scope of the merger of the Company’s shares into Holding, as set forth in the Protocol and Justification; (ii) approval of the Protocol and Justification; (iii) approval of the Transaction, as defined in the Protocol and Justification; (iv) authorization for the subscription, by the Company’s officers, of new shares to be issued by Holding; (v) approval of the proposal to a new global amount for compensation to the management for 2018, due to the possibility for the Transaction to imply the anticipation term of the variable compensation due by the Company and the implementation of retention plan for the Statutory Officers, as authorized by the Protocol and Justification; and (vi) appointment of alternate

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members to the Board of Directors of the Company, in view of the resignation presented by two alternate members effective as of May 1, 2018.

7.                                      Closure: There being nothing else to address, the meeting was closed and these minutes were transcribed, read, found to be accurate, approved and signed by all the members of the Board. Meeting Board: Messrs. José Luciano Duarte Penido (Chairman) and Claudia Elisete Rockenbach Leal (Secretary). Board of Directors Members: Messrs. José Luciano Duarte Penido (Chairman of the Board of Directors); Alexandre Gonçalves Silva; Carlos Augusto Lira Aguiar; João Carvalho de Miranda (Vice-President of the Board of Directors); João Henrique Batista de Souza Schmidt; Leonardo Mandelblatt de Lima Figueiredo (alternate of Mr. Ernesto Lozardo); Marcos Barbosa Pinto; Paulo Fernando Fleury da Silva e Souza; and Raul Calfat.

São Paulo, July 26, 2018.

Certify that this minutes are the truly copy of the original that is recorded in headquarters of the Company.

Meeting Board:

José Luciano Duarte Penido	Claudia Elisete Rockenbach Leal
Chairman	Secretary

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PROTOCOL AND JUSTIFICATION OF MERGER OF SHARES

ISSUED BY FIBRIA INTO EUCALIPTO HOLDING S.A., FOLLOWED BY

MERGER OF EUCALIPTO HOLDING S.A. INTO SUZANO PAPEL E CELULOSE

The management of the companies identified below, as well as the respective companies identified below:

(a)                       SUZANO PAPEL E CELULOSE S.A., a publicly-held company, enrolled with the CNPJ/MF under No. 16.404.287/0001-55, with head office in the city of Salvador, State of Bahia, on Avenida Professor Magalhães Neto, No. 1752, 10th floor, rooms 1010 and 1011, district of Pituba, zip code 41810-012, herein represented in accordance with its Articles of Incorporation (“SUZANO”);

(b)                       FIBRIA CELULOSE S.A., a publicly-held company, enrolled with the CNPJ/MF under No. 60.643.228/0001-21, with head office in the city of São Paulo, Estado de São Paulo, on Rua Fidêncio Ramos, No. 302, 3th and 4th (section) floors, Edifício Vila Olímpia Corporate, Tower B, district of Vila Olímpia, zip code 04551-010, herein represented in accordance with its Articles of Incorporation (“FIBRIA”); and

(c)                        EUCALIPTO HOLDING S.A., a closely-held company, enrolled with the CNPJ/MF under No. 29.339.648/0001-79, with head office in the city of São Paulo, Estado de São Paulo, on Avenida Brigadeiro Faria Lima, No. 1355, 8th floor, room No. 2, district of Pinheiros, zip code 01452-919, herein represented in accordance with its Articles of Incorporation (“Holding” and, jointly with SUZANO and FIBRIA, the “Parties” or “Companies”),

For the reasons of and aiming at achieving the goals detailed below in conformity with Articles 224 and 225 of Law No. 6.404/76, have decided to execute this protocol and justification (“Protocol and Justification”) seeking (a) the merger of the shares issued by FIBRIA into the Holding, which the totality of shares shall be, as of the date of completion of the merger of the shares issued by FIBRIA, owned by SUZANO; and (b) the subsequent merger of the Holding into SUZANO, both of which shall be submitted to approval of their respective shareholders at extraordinary shareholders’ meetings, under the following terms and conditions:

1.          Description of the Transaction, Reasons or Purposes and Interests of the Companies

1.1.                            A corporate reorganization will be submitted to the shareholders of the Companies, which stages are detailed below (“Transaction”), which shall result (a) in the ownership by SUZANO of the totality of the shares issued by FIBRIA; and (b) assuming that the total capital stock of FIBRIA is represented, as of the

Transaction Completion Date (as defined below), by five hundred and fifty-three million, eighty thousand, six hundred and eleven (553,080,611) ordinary, ex-treasury shares, disregarding the shares resulting from the vesting of stock options, and the total capital stock of SUZANO is represented, as of the Transaction Completion Date, by one billion, ninety-one million, nine hundred and eighty-four thousand, one hundred and forty-one (1,091,984,141) ordinary, ex-treasury shares, disregarding the shares resulting from the vesting of stock options, and subject to the provisions in Section 2 below, in the receipt, by FIBRIA’s shareholders, for each ordinary share issued by FIBRIA that they own at the referred date, of:

(a)         a cash payment in Brazilian currency of fifty-two Reais and fifty cents (R$52.50) (“Cash Installment”), adjusted as set forth in this Protocol and Justification (after the adjustments, the “Redemption Value for Each One of the Holding’s Redeemable Preferred Share”), to be paid cash, in a single installment, at the Transaction Completion Date (“Financial Settlement Date”); and

(b)         zero point four six one one (0.4611) ordinary share issued by SUZANO (“Reference Exchange Ratio”), adjusted as set forth in this Protocol and Justification (after the adjustments, the “Final Quantity of SUZANO’s Shares per Holding’s Ordinary Shares”).

1.2.       The Transaction shall comprise the following stages, all interdependent and related among them, whose completions will be subject to the applicable corporate approvals as well as to the compliance with the conditions precedent referred to in item 3.1 below, all such stages to be coordinated in order to occur at the same date:

(a)         the Holding’s capital increase, upon issuance of eight hundred and fifty-five million, three hundred seventy-seven thousand, six hundred and thirty-five (855,377,635) new ordinary, registered shares, with no face value, subject to adjustment in the event of a change in the number of shares to be issued by the Holding as per item (b) below, such that the number of ordinary shares subscribed by SUZANO represents, after the issuance set forth in item (b), sixty-one percent (61%) of the total ordinary shares and forty-four percent (44%) of the total capital of Holding, which shall be fully paid-up by SUZANO, either directly or through any of its Affiliates (as defined below), in Brazilian currency, until the Transaction Completion Date, for the total issuance price equal to the Redemption Value of the Holding’s Redeemable Preferred Shares, a portion of which, to be defined at the general shareholders’ meeting, shall be allocated to the constitution of a capital reserve, being that, in case of subscription of said shares by an Affiliate of SUZANO, they will be fully transferred to SUZANO before or at the Transaction Completion Date, in such manner as may be determined by SUZANO (“Holding’s Capital Increase”);

(b)         at the same date, as an subsequent and interdependent act of Holding’s Capital Increase, a merger of all the shares issued by FIBRIA into Holding, by their economic value, resulting in the issuance, by Holding, on behalf of the shareholders of FIBRIA who own the merged shares (“FIBRIA’s Shareholders”), of ordinary shares and of redeemable preferred shares issued by Holding, it being certain that for each ordinary share issued by FIBRIA one (1) ordinary share and one (1) redeemable preferred share issued by Holding shall be delivered, (subject to the adjustments mentioned in item 2.1), as set forth in the item 4.1 (“Merger of FIBRIA’s Shares”). After the Merger of FIBRIA’s Shares is carried out, FIBRIA shall keep its own legal personality and equity, there being no legal succession;

(c)          at the same date, as an subsequent and interdependent act of the Merger of FIBRIA’s Shares, redemption of all the preferred shares issued by Holding, upon payment, for each one (1) preferred share issued by Holding being redeemed, of the Redemption Value for Each One (1) of the Holding’s Redeemable Preferred Share (“Redemption”). Once they are redeemed, the Holding’s preferred shares will be cancelled against the capital reserve; and

(d)         at the same date, as an subsequent and interdependent act of the Redemption, merger of Holding into SUZANO, for Holding’s equity book value (already taking into consideration the effects of the Holding’s Capital Increase, of the Merger of FIBRIA’s Shares and of the Redemption), with the consequent termination of the Holding and succession, by SUZANO, in all its properties, rights and obligations, with the consequent migration of FIBRIA’s Shareholders to become SUZANO’s shareholders (“Holding Merger”).

1.2.1.   Although the stages foreseen in item 1.2 will occur one subsequently to the others, all of them are part of one sole legal transaction, being a premise that each of the stages will not be individually effective without the others also becoming effective and fully implemented as a whole. Thus, the Transaction may not be partially approved at a general shareholders’ meeting of the Companies or partially implemented.

1.3.       It is intended, with the Transaction, to create a solid company, owning first-line and strategically located assets, able to efficiently supply customers on all the continents with its products.

1.3.1.          The integration of the Companies’ activities will allow synergy gains to be obtained as a result of the reduction in forestry, logistics and administrative operational costs and risks, with significant efficiency gains to the Companies.

1.3.2.            As a result of the Transaction herein described, the number of SUZANO’s outstanding shares will be added by the number of shares issued on behalf of FIBRIA’s shareholders after the merger of the Holding. After the conclusion of the Transaction, FIBRIA will cease to be listed on the stock exchange and its shareholders will become holders of SUZANO’s shares, abiding by the exchange ratio provided for in this Protocol and Justification.

1.3.3.   The pro forma financial information prepared in compliance with the provisions in paragraph three of article 10 of CVM Instruction 565 already reflect the relevant changes in the financial situation of SUZANO and of FIBRIA, which occurred since the presentation of the more recent financial statements of the Companies up to the Base Data, as defined in item 4.3 below.

1.4.       After the completion of the Transaction, the Companies shall continue to engage in their activities, with SUZANO’s registration as a publicly-held company to be maintained and with FIBRIA becoming a wholly-owned subsidiary of SUZANO. FIBRIA’s registration as a publicly-held company shall continue after the Transaction until further determination by SUZANO. Upon the completion of the Transaction, the shares issued by FIBRIA will cease to be listed on the Novo Mercado segment of B3 — S.A. — Brasil, Bolsa, Balcão and the American Depositary Shares (ADS) of FIBRIA will cease to be listed on the New York Stock Exchange (NYSE).

2.          Calculation and Adjustments to the Exchange Ratio of FIBRIA-Holding and of the Final Quantity of SUZANO’s Shares per Holding’s Ordinary Shares

2.1.       The exchange ratio of the shares issued by FIBRIA for ordinary and preferred shares issued by the Holding, as a result of the Merger of FIBRIA’s Shares, shall be proportionally adjusted in the event of a change in the number of shares of FIBRIA’s capital provided for in item 1.1 above, including for any and all share splits, reverse share splits and bonus of FIBRIA’s shares occurred as from March 15, 2018. Any splits of the Holding’s shares shall not impact the exchange ratio provided for in this Protocol and Justification. The exchange ratio of shares issued by Holding for shares issued by SUZANO shall be proportionally adjusted in the event of a change in the number of shares of FIBRIA’s and/or SUZANO’s capital provided for in item 1.1 above, including for possible splits, reverse splits and bonus of the shares issued by SUZANO.

2.2.       The Cash Installment shall be subject to adjustment by the variation of the CDI verified between March 15, 2018 and the Financial Settlement Date. For purposes of this Protocol and Justification, “CDI” means the “over extra group” daily average rate for interbank deposits, expressed as an annual percentage, based on 252 business days, daily calculated and disclosed by B3, or any other index as may be further used in substitution thereof.

2.3   The Cash Installment shall be (i) reduced by the amount of any dividends, interest on equity and other income stated and/or paid by FIBRIA as from March 15, 2018 and with reporting date of the shareholder base (ex date) until and including the Transaction Completion Date; and (ii) deducted, as the case may be, of any withheld taxes due solely as a result of the Redemption. In the event of declaration of any dividends, interest on equity and other income by SUZANO as from March 15, 2018 and with reporting date of the shareholder base (ex date) until the Transaction Completion Date, the Cash Installment shall be added by the amount corresponding to the dividends that FIBRIA’s shareholders would receive as if, at the dividend payment date, the Transaction had already been completed and such FIBRIA’s shareholders were already SUZANO’s shareholders. For the purposes hereof, the amounts for any dividends, interest on equity and other income being paid shall be updated to the positive variation of the CDI rate, from the respective payment date until the Financial Settlement Date. The minimum mandatory dividends already proposed by the managements of (i) SUZANO, on February 07, 2018, in the amount of three hundred and eighty million, one hundred and fourteen thousand, five hundred and four Reais and fifty-six cents (R$380,114,504.56) and (ii) FIBRIA, on January 29, 2018, in the amount of two hundred and fifty-seven million, seven hundred and fifty thousand, three hundred and eighty-four Reais and fifty-nine cents (R$257,750,384.59) shall not be considered for purposes of the adjustment provided for herein.

3.          Conditions Precedent to the Completion of the Transaction

3.1.       With due regard to the provisions in item 3.2 below, the closing of the Transaction shall, under the terms of article 125 of the Civil Code, be subject to compliance with the conditions precedent set forth below (“Conditions Precedent”):

(a)                       approval of the Transaction by the following antitrust agencies in the pertinent jurisdictions: the Brazilian Council of Administrative and Economic Defense — CADE, in Brazil, the Federal Trade Commission — FTC and / or the Department of Justice — DOJ, as applicable, in the United States of America, the European Commission, in the European Union, and the Ministry of Commerce — State Administration for Market Regulation — SAMR, in the People’s Republic of China (“Antitrust Government Authorities”);

(b)                       approval of the Transaction by ANTAQ;

(c)                        obtaining the declaration of effectiveness by the Securities and Exchange Commission of the United States of America (“SEC”) of the registration statement filed by SUZANO with SEC for purposes of calling, holding and approving the Transaction at the General Shareholders’ Meeting of FIBRIA and of SUZANO,

being certain that this condition may be waived by SUZANO, at its sole discretion, in case any discharge of registration obligation is applicable, according to SUZANO’s understanding;

(d)                       non-existence of any law or order issued or enacted by a competent government authority (including the Federal Court of Auditors), or judicial authority or arbitration court which prevents the completion of the Transaction;

(e)                        Non-occurrence of Material Adverse Effect. For this purpose, (1) “Material Adverse Effect” means in relation to FIBRIA: (i) a request for voluntary bankruptcy, court or out-of-court reorganization, liquidation or dissolution; (ii) declaration of bankruptcy; (iii) interdiction, prohibition, impairment or full shutdown for operation of the plant located in Três Lagoas or of the plant located in Aracruz for more than sixty (60) successive days; (iv) provisioning for one or more effective or contingent Losses of FIBRIA, and/or the effective disbursement by FIBRIA of one or more Losses, in any of the cases, of more than twenty percent (20%) of the market capitalization of FIBRIA as of this date and which, cumulatively: (a) do not arise out of the regular course of business and (b) are not recorded in the latest annual or quarterly financial statements, or have been disclosed in the latest Reference Form, up to this date made available to the market by FIBRIA; and (2) “Loss” means all the obligations, liabilities, contingencies, losses, direct damages, money liability or liability convertible into money (including adjustment to inflation, reasonable attorney’s fees and legal costs), claims, actions, lawsuits, investigations, final non-appealable judgments (including judicial, administrative or arbitration judgments), fines, interest, penalties, costs and expenses and imposition of a lien (including pledging of properties, assets, rights or claims, and / or partial, full, temporary or permanent limitation to the free use or disposal of any amounts deposited in bank accounts), deducted by any amounts recovered or that may be recovered by means of insurance proceeds;

(f)                         Compliance, by the Companies, of their respective material obligations pursuant to this Protocol and Justification; and

(g)                        SUZANO’s and FIBRIA’s representations and warranties contained in this Protocol and Justification shall be true and accurate, in all their material aspects, as of the Transaction Completion Date.

3.1.1                     The condition provided for in item 3.1(e) (non-occurrence of Material Adverse Effect) may be waived at any time by SUZANO, by means of a written notice. The conditions provided for in items 3.1(f) and 3.1(g) may be waived at any time by the non-defaulting Party by means of a written notice.

3.2.       Once the Conditions Precedents are implemented or waived, any of the Companies may notify the other about the implementation of the Conditions Precedent and the Companies shall disclose a notice to the market informing, at least, the date on which the Transaction shall be completed, including the date as from which the shares issued by FIBRIA shall cease to be listed on the stock exchange. The date on which the Transaction shall be closed shall correspond to the 45th day (or, if such is not a business day (the next following business day) counted from the publication of the referred notice to the market (“Transaction Completion Date”). On the day immediately before the Transaction Completion Date, the Companies shall inform the market about the base date and the consequent definition of FIBRIA’s shareholders who will receive the shares issued by SUZANO, as well as the final value of the Cash Installment and the final quantity of SUZANO shares per Holding’s Ordinary Share.

4.          Exchange Ratio, Base Date, Appraisal, Capital Increase and Right of Withdrawal

4.1.       It is proposed that, as a result of the Merger of FIBRIA’s Shares, that new ordinary shares and new redeemable preferred shares shall be issued by the Holding on behalf of FIBRIA’s Shareholders (considering the adjustments mentioned in item 2.1), all of them to be registered shares, with no face value, in substitution for the ordinary shares held by them in FIBRIA, at the ratio of 1 ordinary share and 1 redeemable preferred share issued by Holding for each ordinary share issued by FIBRIA (considering the adjustments mentioned in item 2.1). Therefore, this is not the case of fractional shares at this stage of the Transaction.

4.1.1.   The new ordinary shares issued by the Holding shall be entitled to the same rights and advantages attached to the ordinary shares issued by the Holding now existing and owned by SUZANO and shall be entitled to participate in the income for the fiscal year in course at date of their issuance. The new preferred shares issued by the Holding shall not be entitled to voting rights, shall have priority upon capital reimbursement in case of liquidation, without premium, and shall be forthwith redeemed at the Transaction Completion Date, without the need, therefore, of an extraordinary shareholders’ meeting, it being certain that the Redemption Value for Each 1 of the Holding’s Redeemable Preferred Share shall be paid for each 1 preferred share issued by Holding being redeemed.

4.1.2.   As set forth in article 252, §2 of Law No. 6.404/76, the right of withdrawal shall be ensured to the shareholders who, uninterruptedly, since this date until the Transaction Completion Date, hold shares issued by FIBRIA and do not vote favorably for the Merger of FIBRIA’s Shares, refrain themselves from voting or do not appear to the pertinent extraordinary shareholders’ meeting, and expressly state their intention to exercise the right of withdrawal, within thirty (30) days counted from the publication of the minutes of the extraordinary shareholders’ meeting approving the Merger of

FIBRIA’s Shares. The amount payable by way of reimbursement of the value of the shares shall be equal to the net asset value of FIBRIA’s share at December 31, 2017, as stated in FIBRIA’s financial statements approved at the general shareholders’ meeting held on April 27, 2018, which corresponds to twenty-six Reais and thirty-six cents (R$26.36) per share, without prejudice to the right to prepare a special balance sheet.

4.2.       In continuity, it is proposed that, as a result of the Holding Merger, new ordinary shares are issued by SUZANO on behalf of the former shareholders of FIBRIA (who at such time will already be Holding’s shareholders), all of them to be registered shares, with no face value, in substitution for the ordinary shares issued by the Holding and held by them. The Final Quantity of SUZANO’s Shares per Holding’s Ordinary Shares shall be then issued for each ordinary share issued by Holding.

4.2.1.   Any fractional shares issued by SUZANO arising out of the Holding Merger shall be grouped into whole numbers so that they are thereafter sold on the spot market managed by B3 S.A. — Brazil, Bolsa e Balcão, after the completion of the Transaction, under the terms of the notice to the shareholders to be timely disclosed. The proceeds of such sale will be made available net of fees to the former shareholders of FIBRIA owning the respective fractions of shares, proportionally to their interest in each share being sold.

4.2.2.   The new shares issued by SUZANO will be entitled to the same rights and advantages attached to the ordinary shares issued by SUZANO and shall be entitled to participate in the income of the fiscal year in course as from their issuance date.

4.2.3.   Whereas, at the date of the extraordinary shareholders’ meeting of Holding which will decide about its merger into SUZANO, the latter shall be the sole shareholder of the Holding, it is not the case of dissenting shareholders or right of withdrawal as a result of this stage of the Transaction.

4.3.       The base date of the Transaction is March 31, 2018 (“Base Date”).

4.4.       SUZANO’s management, on behalf of SUZANO and of the Holding, retained the services of Ernst & Young Assessoria Empresarial Ltda., enrolled with the CNPJ/MF under No. 59.527.788/0001-31 (“EY”) to appraise and determine the economic value of the shares issued by FIBRIA to be merged into the Holding, already taking into consideration the effects of the Holding’s Capital Increase (“Appraisal Report of FIBRIA’s Shares”); and (b) PricewaterhouseCoopers Auditores Independentes, enrolled with the CNPJ/MF under No. 61.562.112/0001-20 (“PwC”) to appraise and determine the book value of the Holding’s shareholders’ equity to be transferred to SUZANO by reason of the Holding Merger, already taking into consideration the effects of the Holding’s Capital Increase, Merger of FIBRIA’s Shares, and the Redemption

(“Appraisal Report of Holding”). The Appraisal Report of the FIBRIA’s shares and the Appraisal Report of Holding constitute the Annex 4.4 to this Protocol and Justification.

4.5.       The Merger of FIBRIA’s Shares will result in an increase of the Holding’s shareholders’ equity in an amount supported by the Appraisal Report of FIBRIA’s Shares, part of which, as determined by the general shareholders’ meeting, shall be allocated to the capital reserve and the balance shall be added to its capital stock.

4.6.       The Holding Merger, on its turn, shall result in an increase of SUZANO’s shareholders’ equity in an amount equal to the portion of the Holding’s shareholders’ equity corresponding to the investment of FIBRIA’s shareholders in the Holding, after the Redemption, part of which shall be allocated to SUZANO’s capital stock and part of which shall be allocated to the capital reserve to be determined at the general meeting. The shares issued by the Holding and owned by SUZANO at the time of the Holding Merger shall be cancelled. The equity variations ascertained as from the Base Date until the date on which the Holding Merger is completed shall be appropriated by SUZANO.

4.7.       Notwithstanding the fact that the exchange rates were agreed upon between SUZANO and FIBRIA, as independent parties, and that there is no right of recourse as a result of the Holding Merger, as mentioned in item 4.2.3, SUZANO, for information purposes and due to the reason that, at the date of the Holding Merger, it is the holding company of the Holding, has also requested to EY to prepare an appraisal report in conformity with article 264 of Law No. 6404/76, appraising the two shareholders’ equities following the same criteria and on the same date, at market prices (“Appraisal Report of Net Equity at Market Value”). The Appraisal Report of Net Equity at Market Value constitutes Annex 4.7 to this Protocol and Justification.

4.8.       Under the terms of article 227, § 1 of Law nº 6.404/76, (i) the appointment of EY shall be submitted for confirmation to the General Shareholders’ Meeting of the Holding that will decide about the Merger of FIBRIA’s Shares, and, (ii) the appointment of PwC shall be submitted for confirmation to the General Shareholders’ Meeting of SUZANO that will decide about the Holding Merger.

4.9.       EY and PwC declare that (i) there is not any actual or potential conflict or community of interests, with the Companies’ shareholders or, further, as regards the Merger of FIBRIA’s Shares or the Holding Merger, as the case may be; and (ii) the shareholders or the directors of the Companies have not directed, limited, impaired or performed any acts which prevented or may have prevented the access, use or knowledge of information, properties, documents or work methodologies that are material for the quality of their conclusions. EY and PwC were selected for the works described herein in consideration of the wide and renowned experience both specialized companies have in preparing reports and appraisals of such nature.

4.10.      SUZANO and the Holding, as the case may be, shall bear all the costs related to the hiring of EY and PwC for preparing the Appraisal Report of FIBRIA’s Shares, the Appraisal Report of Holding and the Appraisal Report of Net Equity at Market Value, as the case may be.

4.11.      Each of the managements of SUZANO and of FIBRIA has retained advisory services from internationally renowned investment banks for helping their respective Boards of Directors in the process of making an informed decision regarding the financial parameters of the Transaction. Such financial institutions have not disclosed any impediment or conflict to issue the supporting reports or the fairness opinion.

4.12.      Each of the managements of SUZANO and of FIBRIA has also prepared pro forma financial information for the surviving companies, as if they already existed, having the Base Date as reference, prepared in accordance with Law No. 6404/76, and with rules issued by the Brazilian Securities and Exchange Commission and submitted to reasonable assurance by an independent auditor registered with the Brazilian Securities and Exchange Commission.

5.          Corporate Approvals

5.1.             The effectiveness of the Merger of FIBRIA’s Shares, of the Redemption and of the Holding Merger shall depend on the performance of the following acts, all of them interdependent and with effects subject to the compliance with the Conditions Precedent, which acts shall be coordinated in order to occur at the same date:

(a)                       extraordinary shareholders’ meeting of FIBRIA for it, in this order, to (i) approve the waiver of conduction of a public offer of acquisition of shares issued by FIBRIA, as set forth in Art. 33 of FIBRIA’s Articles of Incorporation within the scope of the Transaction; (ii) approve the Protocol and Justification; (iii) approve the Transaction; and (iv) authorize the subscription, by its directors, of new shares to be issued by the Holding;

(b)                       extraordinary shareholders’ meeting of the Holding for it, in this order, to (i) approve the Holding’s Capital Increase; (ii) approve the Protocol and Justification; (iii) ratify the appointment of EY; (iv) approve the Appraisal Report of FIBRIA’s Shares; (v) approve the creation of a class of preferred shares, as per item 4.1.1 above; (vi) approve the Merger of FIBRIA’s Shares; (vii) approve the increase of the capital stock to be subscribed and paid-up by the directors of FIBRIA, with consequent amendment to its articles of incorporation; (viii) approve the Redemption, with consequent amendment to its articles of incorporation; (ix)

approve the Merger of the Holding into SUZANO; and (x) authorize the subscription, by its directors, of new shares to be issued by SUZANO; and

(c)                        extraordinary shareholders’ meeting of SUZANO for it, in this order, to (i) ratify the investment, by SUZANO, either directly or through any of its Affiliates, in the amount of least twenty-nine billion, thirty-six million, seven hundred and thirty-two thousand, seventy-seven reais and fifty cents (R$29,036,732,077.50), upon subscription of new shares in the Holding; (ii) approve the Protocol and Justification; (iii) ratify the appointment of PwC;(iv) approve the Appraisal Report of Holding; (v) approve the Transaction; (vi) authorize the increase of the capital stock to be subscribed and paid-up by the Holding’s directors, with further amendment to its articles of incorporation; and (vii) approve the amendment to its articles of incorporation, substantially in the terms of Annex 5.1(c).

5.1.1.          The managements of the Companies shall call the above referred general meetings and shall make their best efforts for the same to be held as soon as possible, so that the general meetings shall occur within not later than forty-five (45) days counted from the date of the declaration of effectiveness time by the SEC of the registration statement filed by SUZANO with the SEC for purposes of calling, holding and approving the Transaction by FIBRIA’s General Shareholders’ Meeting.

6.          Filing with the Government Authorities

6.1.       SUZANO filed the Transaction with ANTAQ, with the Dock Company of the State of São Paulo — CODESP (Companhia Docas do Estado de São Paulo) and the Ministry of Transport, Port and Civil Aviation — MTPAC (“Identified Government Authorities”) and with CADE, as well as with the other Antitrust Government Authorities, which shall be actively and diligently conducted by the legal counsels appointed by SUZANO.

6.1.1.   With regard to the filing with CADE, the time period provided for in Section 6.1 above was deemed to have been met upon the filing of a draft notice with the CADE (containing the answers to the items listed in Annex I to CADE Resolution No. 2/2012) for preliminary review by the General Superintendent’s Office of CADE. With regard to the other Antitrust Government Authorities, the time period provided for in Section 6.1 above was deemed to have been met upon the filing of a draft of the respective notice for beginning of the pre-notice period (and, in the case of the People’s Republic of China, with the filing of the initial notice for beginning of the pre-acceptance period), if applicable, or of the formal filing, in case the filing of a draft notice is not provided for in the applicable rules. SUZANO shall make its best efforts to proceed to the formal filing of the notices of the Transaction with the Antitrust Government Authorities as soon as reasonably possible after the filing of the initial drafts.

6.2                               Without the prior consent by SUZANO, FIBRIA shall not make any contact with any Antitrust Government Authorities regarding the Transaction. In case such contacts may become possibly necessary, SUZANO shall have the opportunity to follow-up, take part in and lead such contacts.

7. Other Covenants

7.1.             Until the Transaction Completion Date and save as otherwise provided for in this Protocol and Justification or if necessary for the completion of the Transaction, FIBRIA and SUZANO shall keep the regular course of their businesses and shall refrain themselves from performing any acts which may, in any way, materially affect their businesses or operations and, consequently, change, also materially, the balance of the replacement ratios defined herein or, further, prevent or impair the completion of the Transaction.

7.1.1.          Without prejudice to the provisions in the head paragraph of this item 7.1, FIBRIA and SUZANO undertake to, until the Transaction Completion Date:

(i)                         Conduct their activities in accordance with the provisions in their respective Articles of Incorporation;

(ii)                      Not to issue, redeem, amortize, reimburse or repurchase shares or any securities convertible into or exchangeable for shares of the respective Company, as well as increase or reduce their capital stock;

(iii)                   During the period of one hundred (100) days counted from March 15, 2018, not to carry out, either by itself or by its subsidiaries, the issue of any debt security and/or the execution of agreements or contracts with foreign financial institutions for the borrowing of new debts in foreign currency. For the sake of clarity, this prohibition does not include (a) any debt in Brazilian currency (Reais), entered into in Brazil, with Brazilian financial institutions, or though issue of debt securities in the local market; (b) disbursements related to agreements already entered into prior to March 15, 2018; (c) advances of exchange contracts; (d) advances against delivered bills of exchange; (e) any intercompany loans; and (f) entering into a Revolving Credit Facility (RCF) of up to five hundred million North-American Dollars (US$500,000,000.00) with any domestic or foreign banks;

(iv)                  Not to alienate or encumber an equity interest or enter into investment agreements, shareholders’ or quotaholders’ agreements, consortium or joint venture agreements implying aggregate investments by the respective Company, equal to or in excess of fifty million Reais (R$50,000,000.00);

(v)                     Not to effect any new vesting under FIBRIA’s stock purchase option plan, except for the purpose of compliance with the obligations already provided for in agreements already entered into;

(vi)                  Not to alienate or encumber fixed assets whose aggregate value is equal to or higher than fifty million Reais (R$50,000,000.00);

(vii)               Comply and not to change the related parties’ policy currently adopted by FIBRIA, and not to enter into agreements other than in conformity with the past practice, except as otherwise agreed upon by the Parties;

(viii)            Not to forgive, cancel, compromise, novate, waive or release any debts, claims or rights of the respective Company in an individual or aggregate amount of more than fifty million Reais (R$50,000,000.00);

(ix)                  No to change (or allow to be changed), in any manner, its accounting practices, policies or principles or the methods by which the referred principles are applied, except as a result of Law;

(x)                     Except (a) for the replacement or hiring of directors, (b) for the granting of retention plans to executive officers, and (c) as required by Law or provided for in the respective compensation agreements or variable compensation plan in effect, not to increase the compensation or change the terms of the employment contract or of the hiring of members of the Board of Directors and executive officers of the respective Company, other than in the regular course of business and in accordance with the past practice;

(xi)                  Pay the amounts arising out of (a) shares granted under the current FIBRIA’s stock purchase option plans, (b) vesting granted under the current FIBRIA’s long-term incentive program, and (c) the FIBRIA’s current variable invested compensation program, which shall be deemed to be vested at the Transaction Completion Date and valued according to the valuation of FIBRIA’s shares;

(xii)               Not to grant guaranties on behalf of third parties, except to guaranty obligations of its subsidiaries or controlled entities;

(xiii)            Not to exceed the aggregate value of investments of FIBRIA’s capital budget for year 2018 as disclosed in FIBRIA’s Form 20-F filed with SEC on February 27, 2018 (as well as the capital budget that may be approved for year 2019, if applicable), including through the acquisition of an equity interest, in an individual or aggregate value in excess of two hundred million Reais (R$200,000,000.00); and

(xiv)           Not to approve the filing, file or take any action seeking a request for court or out-of-court reorganization, declaration of voluntary bankruptcy, dissolution or liquidation of the respective Company.

7.2                               The Parties undertake to cooperate in the performance of all acts required by the other Parties for the compliance with the Conditions Precedent, and the approval of the Transaction as soon as possible.

7.3.       The events described in this Protocol and Justification, as well as the other matters submitted to the shareholders of the Companies at the General shareholders’ meetings that will decide about the approval of the Protocol and Justification, are reciprocally dependent legal transactions, it being a premise that a transaction is not effective without the others also becoming effective.

7.4.       SUZANO, by this Protocol and Justification, is a co-obligor with the Holding in all the obligations involving the Holding in the Transaction and/or provided for in this Protocol and Justification, and, once the corporate approvals for the Transaction as set forth in item 5.1 are obtained, will be jointly and severally liable with the Holding for all the payments that may be due by the Holding under the terms of this Protocol and Justification, especially for those related to the Redemption Value for Each One of the Holding’s Redeemable Preferred Share.

7.5.       If, after all the corporate approvals for the Transaction provided for in item 5.1 have been obtained, the completion of the Transaction does not occur within eighteen (18) months counted from March 15, 2018, as a result of default in the obligations set forth in this Protocol and Justification by any of the Companies, including in case of falsehood, insufficiency, omission, error or inaccuracy of the representations and warranties made by the Companies under the terms of item 7.6, (and, provided that such default has not been cured or remedied within 60 days from the date of the notice of default sent by the other Company to the Company in charge for such purpose (“Cure Period”), the non-defaulting party may terminate the Transaction and file a claim for possible losses and damages.

7.6.       SUZANO, as regards itself and the Holding, and FIBRIA, as regards itself, represent and warrant to each other the following:

(a)                       SUZANO and FIBRIA are publicly-held companies, duly organized and validly existing under the Laws of the Federative Republic of Brazil. The Holding is a joint stock company, duly organized and existing under the Laws of the Federative Republic of Brazil, without any operation or liability whatsoever.

(b)                       Except as provided for herein, SUZANO, the Holding and FIBRIA are fully empowered to enter into this Protocol and Justification, perform all the transactions provided for herein and comply with all the obligations undertaken herein, having taken all the necessary actions for authorizing the entry into these presents and the performance of the obligations hereunder. To their best knowledge, there is not, as of this date, any impediment for the completion of the Transaction and fulfillment of the obligations provided for in this Protocol and Justification, except as otherwise already regulated in this Protocol and Justification.

(c)                        Subject to the approvals set forth in item 3, neither the execution and delivery of this Protocol and Justification by SUZANO, by the Holding and by FIBRIA, nor the performance by the Companies of any and all of their obligations hereunder:

(i)                                   Violate or conflict with any statute, agreement, Law, license or permit, of any court or other government or regulatory authority to which they are subject; or

(ii)                                To the best understanding of the respective Party, require any consent, approval or authorization from, notice to, or filing or registration with, any person, entity, court or government or regulatory authority, except for the approvals provided for in this Protocol and Justification, including, if applicable, the approvals of the Identified Governement Authorities, as well as communication to ANEEL.

(d)                       Capital Stock:

(i)                The capital stock of SUZANO was, in March 15, 2018, exclusively represented by one billion, one hundred and five million, eight hundred and twenty-six thousand, one hundred and forty-five (1,105,826,145) ordinary shares, all of them paid-up, there being no contract or security issued thereby which may give right to the subscription thereof, except for the obligations arising out of the restricted shares plan disclosed in SUZANO’s Reference Form.

(ii)             The capital stock of FIBRIA was, in March 15, 2018, exclusively represented by five hundred and fifty-three million, nine hundred and thirty-four thousand, six hundred and forty-six (553,934,646) ordinary shares, all of them paid-up, there being no contract or security issued thereby which may give right to the subscription thereof, except for the obligations arising out of the restricted shares plan disclosed in FIBRIA’s Reference Form.

(iii)          The Holding’s capital stock is, on this date, exclusively represented by five hundred (500) ordinary shares, there being no contract or security issued thereby which may give right to the subscription thereof by any other person than SUZANO.

(e)                        Their respective audited financial statements as of December 31, 2017 and, in relation to SUZANO and to FIBRIA, the Companies’ most recent Reference Forms, as filed and made available from the website of the Brazilian Securities and Exchange Commission, fairly reflect, as of their date of disclosure, in their material aspects, the best understanding of the Companies’ managements (as the case may be) about their businesses, as required by the applicable law. FIBRIA’s most recent annual report, prepared in Form 20-F and filed with SEC, as well as the information provided to SEC under Form 6-K, reflect, as of their issuance date, in all material aspects, the best understanding of FIBRIA’s management about its businesses, operations and contingencies at their respective disclosure date. Since the disclosure of the Companies’ Reference Forms, and, in case of FIBRIA, of Form 20-F and Form 6-K, and until March 15, 2018, to the best understanding of the Companies’ managements, as applicable, there has been no act, fact or event which materially changes the information contained in such forms.

7.7.       The Companies and their respective managements agree to comply with all the terms provided for in this Protocol and Justification, their respective boards of directors being authorized to take any and all actions as may be necessary for implementing the Transaction.

8.   Miscellaneous

8.1.       Once the Transaction has been approved, it shall be incumbent upon SUZANO’s directors to perform all the acts necessary for the implementation of the Holding Merger, including the cancellation of the registration of the Holding with the competent federal, state and municipal government entities, as well as keeping the Holding’s accounting records for the term provided for in the law.

8.2.       The applicable documentation will be available to the Companies’ shareholders at the respective head offices as from the date of the call notice of the Extraordinary Shareholders’ Meetings of the Companies, and / or, as the case may be, at the Investor Relations’ websites of FIBRIA (https://ri.fibria.com.br/) and of SUZANO (http://ri.suzano.com.br/) and on the websites of the Brazilian Securities and Exchange Commission and of B3 S.A. — Brasil, Bolsa, Balcão.

8.3.       Save as otherwise provided for in this Protocol and Justification, the costs and expenses incurred in the Transaction shall be borne by the Party incurring the same (provided that SUZANO shall bear the costs and expenses incurred by the Holding), including expenses for their respective counsels’, auditors’, appraisers’ and attorneys’ fees.

8.4.       This Protocol and Justification shall not be amended except by a written instrument signed by the Parties.

8.5.       A possible declaration by any court of nullity or non-effectiveness of any of the provisions set forth in this Protocol and Justification shall not impair the validity or effectiveness of the other provisions, which shall be fully complied with, the Companies agreeing to make their best efforts so as to validly reach an agreement to obtain the same effects of the provision having been annulled or having become non-effective.

8.6.       The failure or delay by any of the Companies in exercising any of its rights under this Protocol and Justification shall not be deemed as waiver or novation and shall not affect the subsequent exercise of such right. Any waiver shall produce effects only if specifically granted in writing.

8.7.       This Protocol and Justification is irrevocable and irreversible, and the obligations herein undertaken by the Companies are also binding on their successors at any title whatsoever.

8.8.       The assignment of any of the rights and obligations agreed to in this Protocol and Justification without the prior and express consent, in writing, by the Companies shall be prohibited.

8.9.       This Protocol and Justification, signed in the presence of 2 witnesses, is an extrajudicial execution instrument in accordance with the civil procedural law, for all legal effects. The Companies since now acknowledge that (i) this Protocol and Justification constitutes an extrajudicial execution instrument for all purposes and effects of the Code of Civil Procedure; and (ii) is subject to specific performance in accordance with the applicable law.

9.   Applicable Law and Settlement of Disputes

9.1.       This Protocol and Justification shall be construed and governed by the laws of the Federative Republic of Brazil.

9.2.       The Companies agree that any dispute arising out of or related to this Protocol and Justification, including, without limitation, a dispute regarding the existence, validity, effectiveness, interpretation, execution or termination hereof, which may not be amicably settled within a non-extendable period of thirty (30) days, shall be settled by arbitration procedure to be conducted by the B3 Market Arbitration Chamber (“Arbitration Chamber”), in accordance with its applicable regulation at the time of the filing of the arbitration proceedings, this item 9 being valid as an arbitration clause for effect of the provisions in paragraph 1 of article 4 of Law No. 9.307/96. The management and correct pursuance of the arbitration procedure shall equally be in charge of the Arbitration Chamber. The Parties acknowledge that the obligation to seek an amicable settlement does not prevent the immediate filing of the arbitration procedure if any of the Parties deems that a settlement is not possible to be reached.

9.2.1                     The arbitration tribunal shall be made up of three (3) arbitrators (“Arbitration Tribunal”), one of them being appointed by the Party(ies) seeking to commence the procedure, another by the other Party(ies), and the third arbitrator, who shall act as President of the Arbitration Tribunal, by the arbitrators appointed by the Parties. In case one of the Parties shall fail to appoint an arbitrator or in case the appointed arbitrators do not reach a consensus as for the third arbitrator, the President of the Arbitration Chamber shall appoint the arbitrator as soon as possible.

9.2.2                     The Parties acknowledge that any order, decision or arbitration award shall be final and binding, constituting an extrajudicial execution instrument binding on the Parties and their successors, which agree to comply with the terms of the arbitration award, regardless of judicial execution.

9.2.3                     Notwithstanding the foregoing, each Party has the right to file a request for legal remedies in order to (a) obtain any “emergency measures” that may be necessary prior to the constitution of the Arbitration Tribunal, and such measures shall not be deemed as waiver of the arbitration procedure by the Parties, (b) enforce any arbitration decision, including final arbitration award, and (c) ensure the installation of the Arbitration Tribunal. For such purpose, the Parties elect the court of the judicial district of São Paulo, State of São Paulo, at the waiver of any other, however privileged it may be.

9.2.4                     The arbitration seat shall be the city of São Paulo, State of São Paulo.

9.2.5                     The arbitration procedure shall be conducted in Portuguese language.

9.2.6                     The dispute shall be decided in accordance with the laws of the Federative Republic of Brazil, with judgment in equity being prohibited.

9.2.7                     The arbitration procedure should be confidential. The Parties agree not to disclose arbitration information and documents. The disclosure may be made if (i) the duty to disclose arises out of law, (ii) it is ordered by an administrative or judicial authority, or (iii) it is necessary to defend the Party’s interest.

In witness whereof, the directors of the Companies execute this Protocol and Justification in five (5) counterparts of the same content and form and for one sole effect, together with the witnesses below.

São Paulo, July 26, 2018.

(remainder of this page intentionally left blank)

[Signatures pages of the Protocol and Justification of Merger of Shares issued by Fibria into Eucalipto Holding S.A., followed by merger of Eucalipto Holding S.A. into Suzano

Papel e Celulose, executed on July 26, 2018]

SUZANO PAPEL E CELULOSE S.A.

Por:	Por:
Cargo:	Cargo:

FIBRIA CELULOSE S.A.

Por:	Por:
Cargo:	Cargo:

EUCALIPTO HOLDING S.A.

Por:	Por:
Cargo:	Cargo:

Testemunhas:

1.	2.
Nome:	Nome:
RG:	RG:
CPF/MF	CPF/MF :

ANNEX 4.4

TO THE PROTOCOL AND JUSTIFICATION OF MERGER OF SHARES

ISSUED BY FIBRIA INTO EUCALIPTO HOLDING S.A., FOLLOWED BY

MERGER OF EUCALIPTO HOLDING S.A. INTO SUZANO PAPEL E CELULOSE

(A free translation of the original in Portuguese)

(This report is not deemed filed under the Securities Act of 1933)

Eucalipto Holding S.A.

Valuation report on the net book value

based on the accounting books

at March 31, 2018

(A free translation of the original in Portuguese)

(This report is not deemed filed under the Securities Act of 1933)

Valuation report on the net book value based on the accounting books

To Shareholders and Managers

Eucalipto Holding S.A.

Qualification of the audit firm

1                                         PricewaterhouseCoopers Auditores Independentes, professional partnership established in the City of São Paulo, State of São Paulo, at Avenida Francisco Matarazzo, no 1400, 9o, 10o, 13o, 14o, 15o, 16o e 17o andares, Torre Torino, Água Branca, inscribed in the corporate taxpayers register under no 61.562.112/0001-20, originally registered with the São Paulo State Regional Accounting Board under no 2SP000160/O-5, with its Bylaws filed with the 4th Registry of Deeds, Documents and Legal Entities of São Paulo, State of São Paulo, on September 17, 1956, and subsequent amendments thereto filed with the 2nd Registry of Deeds, Documents and Legal Entities of São Paulo, State of São Paulo, the latest amendment of which, dated February 8, 2017, filed with the 2nd Registry of Deeds, Documents and Legal Entities of São Paulo, State of São Paulo, under microfilm 139,087, on February 15, 2017, represented by its undersigned partner, Tadeu Cendón Ferreira, Brazilian, married, accountant, bearer of Identity Card (RG) M.1.523.766 , inscribed in the individual taxpayers register (CPF) under no 530.920.666-34 and with the São Paulo State Regional Accounting Board under no 1SP188352/O-5, resident and domiciled in the State of São Paulo, with office at the same address of the represented company, which is appointed expert by the management of Eucalipto Holding S.A. to proceed with the valuation of the net book value of Eucalipto Holding S.A. (“Company”) at March 31, 2018, as summarized in Appendix I, in accordance with the accounting practices adopted in Brazil, hereby presents the results of its works.

Objective of the valuation

2                                         The purpose of the valuation of the net book value as of March 31, 2018 of Eucalipto Holding S.A. is the merger of such Company into Suzano Papel e Celulose S.A. (“Suzano”) on a future date, in accordance with the terms of the Voting Commitment and Assumption of Obligations, as described in Appendix II to this valuation report.

Management’s responsibility for the accounting information

3                                         The Company’s management is responsible for the bookkeeping and the preparation of accounting information in accordance with the accounting practices adopted in Brazil, and for the material internal controls it deemed necessary for the preparation of such accounting information free of material misstatements, whether caused by fraud or error. The main accounting practices adopted by the Company are summarized in Appendix II to this valuation report.

PricewaterhouseCoopers, Av. Francisco Matarazzo 1400, Torre Torino, São Paulo, SP, Brasil, 05001-903, Caixa Postal 61005, T: +55 (11) 3674 2000, www.pwc.com.br

2

Scope of the works and responsibility of the independent auditor

4                                         Our responsibility is to issue an opinion on the net book value of the Company at March 31, 2018, based on the work performed in accordance with Technical Notice 03/2014 (R1), issued by the Brazilian Institute of Independent Auditors (IBRACON) and approved by the Federal Accounting Board through CTA 20/2014 (R1), which provides for the application of audit procedures to the balance sheet. Therefore, our examination of the Company’s balance sheet was conducted in accordance with Brazilian and international audit standards, which demand compliance with ethical requirements by the auditors and that the audit be planned and executed with the objective of obtaining reasonable assurance that the net book value assessed in our valuation report is free of material misstatements.

5                                         An audit process involves selected procedures to obtain evidence of the assessed amounts. The procedures selected depend on the judgment of the auditor, including the assessment of risks of material misstatements in the net book value, whether caused by fraud or error. In such risk assessment, the auditor considers the internal controls material for the preparation of the Company’s balance sheet in planning the audit procedures deemed appropriate in the circumstances, but not for the purposes of rendering an opinion on the effectiveness of such internal controls of the Company. We also assess the appropriateness of the accounting policies used and the reasonableness of the accounting estimates made by management. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our opinion.

Conclusion

6                                         Based on our work, we concluded that the amount of R$ 200.00, as per the balance sheet of March 31, 2018, recorded on the accounting books and summarized in Appendix I, represents, in all material aspects, the net book value of Eucalipto Holding S.A., assessed in accordance with the accounting practices adopted in Brazil.

Emphasis of matter

7                                         As described in Note 1 of Appendix II to this valuation report, the merger of Eucalipto Holding S.A. into Suzano is part of the corporate restructuring process in the context of the business combination described therein, which is subject to certain conditions.

São Paulo, July 10, 2018

/s/ PricewaterhouseCoopers
PricewaterhouseCoopers
Auditores Independentes
CRC 2SP000160/O-5

/s/ Tadeu Cendón Ferreira
Tadeu Cendón Ferreira
Contador CRC 1SP188352/O-5

3

Attachment I to the valuation report on the net book value based on the accounting books of Eucalipto Holding S.A. issued at July 10, 2018.

Eucalipto Holding S.A.

Synthetic balance sheet
At March 31, 2018	(A free translation of the original in Portuguese)
(This report is not deemed filed under the Securities Act of 1933)

	Brazilian real		Brazilian real
Assets		Liabilities and equity
Current assets
Cash and cash equivalents	200
		Total equity	200

Total assets	200	Total liabilities and equity	200

This attachment is an integral and inseparable part of the valuation report on the net book value based on the accounting books of Eucalipto Holding S.A., issued by PricewaterhouseCoopers at July 10, 2018.

4

Attachment II to the valuation report on the net book value based on the accounting books of Eucalipto Holding S.A. issued at July 10, 2018.

Eucalipto Holding S.A.

Management’s notes to the balance sheet
At March 31, 2018
In reais, unless otherwise indicated	(A free translation of the original in Portuguese)
(This report is not deemed filed under the Securities Act of 1933)

1              Basis for preparation of the balance sheet and summary of the main accounting policies

The balance sheet of March 31, 2018 was prepared for the assessment of the net book value of Eucalipto Holding S.A. (“Company”), in the context of the merger of the Company into Suzano Papel e Celulose S.A. (“Suzano”) on a future date, in accordance with the terms of Voting Commitment and Assumption of Obligations, as described below.

The balance sheet of March 31, 2018 was prepared and is presented in accordance with the accounting practices adopted in Brazil, including the pronouncements issued by the Accounting Pronouncements Committee (CPC).

(a)           Corporate events

Voting Commitment and Assumption of Obligations

On March 15, 2018, Suzano Holding S.A., jointly with the other controlling shareholders of Suzano (jointly, the “Controlling Shareholders of Suzano”), entered into with the controlling shareholders of Fibria Celulose S.A. (“Fibria” and, jointly with Suzano, the “Companies”), Votorantim S.A. and BNDES Participações S.A. - BNDESPAR (“BNDESPAR”) (jointly, the “Controlling Shareholders of Fibria”), with Suzano as intervening consenting party, a Voting Commitment and Assumption of Obligations, whereby the Controlling Shareholders of Suzano and the Controlling Shareholders of Fibria agreed to exercise their voting rights to combine the operations and shareholder bases of Suzano and of Fibria, through a corporate restructuring.

A corporate restructuring will be submitted to the shareholders of Suzano and of Fibria, which will result in the following: (a) the ownership, by Suzano, of all shares issued by Fibria; and (b) the receipt by the shareholders of Fibria, for each common share issued by Fibria, of (i) fifty-two reais and fifty centavos (R$ 52.50), adjusted by the variation in the CDI rate as from March 15, 2018 to the effective payment date, to be paid in one single installment on the consummation date of the transaction and (ii) 0.4611 common share issued by Suzano, also to be delivered on the consummation date of the transaction.

Eucalipto Holding S.A., a wholly-owned subsidiary of Suzano, was acquired with the purpose of facilitating the aforementioned business combination, as part of the corporate restructuring, which includes its merger into Suzano Papel e Celulose S.A., as described in Note 2.

The shareholders of Fibria holding American Depositary Receipts (“ADRs”) will be entitled to receive ADRs in Suzano, observing the same exchange ratio. To do so, Suzano will adopt measures to obtain (i) the registry of the transaction (or the exemption thereof, as applicable) with the U.S. Securities and

This attachment is an integral and inseparable part of the valuation report on the net book value based on the accounting books of Eucalipto Holding S.A., issued by PricewaterhouseCoopers at July 10, 2018.

5

Attachment II to the valuation report on the net book value based on the accounting books of Eucalipto Holding S.A. issued at July 10, 2018.

Eucalipto Holding S.A.

Management’s notes to the balance sheet
At March 31, 2018
In reais, unless otherwise indicated	(A free translation of the original in Portuguese)
(This report is not deemed filed under the Securities Act of 1933)

Exchange Commission; and (ii) the listing of the ADRs of Suzano in the same listing segment of the New York Stock Exchange where the ADRs of Fibria currently are listed.

Once the transaction is consummated, the shares and the ADRs issued by Fibria will no longer be traded on the B3 S.A. and on the New York Stock Exchange, respectively.

In accordance with the Voting Commitment, in the event that any restrictions imposed by the antitrust authorities of Brazil and/or other countries are excessively burdensome, Suzano may opt not to consummate the transaction, upon payment to Fibria of a break-up fee equivalent to R$ 750 million. The break-up fee may involve certain other conditions of non-consummation of the transaction, as expressly provided for in the Voting Commitment.

The consummation of the transaction requires the applicable corporate approvals and fulfillment of the conditions precedent envisaged in the Voting Commitment and Assumption of Obligations, including approval by the antitrust authorities of Brazil and other countries.

The consummation date of the transaction will correspond to the 45th day as from publication of the corresponding notice to the market indicating that the conditions precedent have been fulfilled.

(b)           Main accounting policies

The main accounting policies applied while preparing the balance sheet are presented below.

Cash and cash equivalents

Cash and cash equivalents encompass balances in cash and banks and financial investments that mature within less than 90 days from the date of the transaction, and which are subject to insignificant risk of having their values changed.

2              Merger of Eucalipto Holding - unaudited

Eucalipto Holding S.A., a wholly-owned subsidiary of Suzano, was acquired with the purpose of facilitating the business combination described on Note 1, especially the corporate restructuring. As such, the merger of the Company by Suzano is expected to take place after certain transactions. The following table describes the pro forma accounting balance sheet, as per the pro forma individual balance sheet of Eucalipto Holding S.A. and corresponding limited assurance report of the independent auditor, issued on July 10, 2018, that would be submitted for the merger into Suzano, considering that the condition precedent of the business combination had been fulfilled on March 31, 2018.

6

Attachment II to the valuation report on the net book value based on the accounting books of Eucalipto Holding S.A. issued at July 10, 2018.

Eucalipto Holding S.A.

Management’s notes to the balance sheet
At March 31, 2018
In reais, unless otherwise indicated	(A free translation of the original in Portuguese)
(This report is not deemed filed under the Securities Act of 1933)

Balance sheet - pro forma

(R$ thousands) - Unaudited

	Accounting				Pro forma
	balance -	Capital	Merger of	Redemption of	balance -
	March 31, 2018	contribution	Fibria shares	preferred	March 31,
	(1)	(2)	(3)	shares (4)	2018 (5)

Assets
Current assets
Cash and cash equivalents	0.20	29,043,056		(29,043,056)	0.20
Non-current assets
Investment (Fibria)			37,549,856		37,549,856

Total assets	0.20	29,043,056	37,549,856	(29,043,056)	37,549,856

Liabilities
Current liabilities
Redeemable preferred shares			29,043,056	(29,043,056)	—

Total liabilities	—	—	29,043,056	(29,043,056)	—

Equity	0.20	29,043,056	8,506,800		37,549,856

Total liabilities and equity	0.20	29,043,056	37,549,856	(29,043,056)	37,549,856

Description of balances/adjustments:

(1)   Net book value of Eucalipto Holding S.A. as of March 31, 2018, as described in Appendix I to the valuation report.

(2)   Suzano contributes R$ 29,043,056 thousand in cash to the Company upon subscription to new Common Shares in the Company.

(3)   The Controlling Shareholders of Suzano and the Controlling Shareholders of Fibria agreed to combine the operations and shareholder bases of Suzano and of Fibria, through a corporate restructuring that will result in Fibria being converted into a wholly-owned subsidiary of Suzano. Assuming that Fibria’s total capital is represented, on the Consummation Date of the Transaction, by 553,201,072 common shares, ex-treasury, the shareholders of Fibria will receive (i) a portion in local currency of R$ 52.50 per share, in the aggregate amount of R$ 29,043,056 thousand and (ii) 255,000,000 new common shares issued by Suzano, whose market value on March 31, 2018 was R$ 33.36, which corresponds to an aggregate fair value of R$ 8,506,800 thousand. This consideration from Suzano will be paid through its subsidiary Eucalipto Holding S.A. Therefore, in the merger of Fibria shares into the Company, Fibria shareholders will receive redeemable preferred shares in the Company, whose redemption value corresponds to the promised value in cash mentioned above, and also will receive registered common shares in the Company, to be converted subsequently into 255,000,000 new shares in Suzano.

(4)   The shareholders of Fibria that came to hold redeemable preferred shares, immediately after the merger of Fibria shares, will redeem such shares in cash at their full value, in the aggregate amount of R$ 29,043,056 thousand, and the preferred shares will be cancelled.

(5)   By the end of stages 2 to 4 described above, the net book value of Eucalipto Holding S.A. will be affected by these transactions. At this point, the Company is merged into Suzano, with its consequent dissolution; Fibria’s shareholders will receive, in substitution of their common shares issued by the Company, the new shares of Suzano, consequently migrating to the shareholder base of Suzano.

7

Attachment II to the valuation report on the net book value based on the accounting books of Eucalipto Holding S.A. issued at July 10, 2018.

Eucalipto Holding S.A.

Management’s notes to the balance sheet
At March 31, 2018
In reais, unless otherwise indicated	(A free translation of the original in Portuguese)
(This report is not deemed filed under the Securities Act of 1933)

The above final pro forma balance represents the net book value of the Company, to be merged into Suzano, if the condition precedent of the business combination, as described in Note 1, had been fulfilled on March 31, 2018. The actual amounts of the merger, if and when it is concluded, will vary in relation to the pro forma balance described above, especially in relation to: (i) the updated amount of paid-in capital; and (ii) the number and fair value of Suzano shares to be given to Fibria shareholders, both determined on the consummation date of the transaction.

* * *

8

Suzano Papel e Celulose S.A. Financial Economic Valuation of Fibria Celulose S.A., on the base date of March 31, 2018. July 10, 2018

July 10, 2018 Suzano Papel e Celulose S.A. A/C: Daniel Nascimento Av. Brigadeiro Faria Lima, 1355 - 8 andar São Paulo – SP, Brazil 01452-919 Financial Economic Valuation of Fibria Celulose S.A. Ernst & Young Assessoria Empresarial Ltda. Av. Presidente Juscelino Kubitschek, 1909 Torre Norte - 10º andar 04543-011 – São Paulo – SP Telefone: +55 11 2573-3000 www.ey.com.br July 10, 2018 As requested, Ernst & Young Assessoria Empresarial Ltda. ("EY") presents the economic-financial valuation report of Fibria Celulose S.A. ("Fibria" or "Company") as of March 31, 2018 ("base date"). The purpose of this Report is to provide the management and shareholders of Eucalipto Holding SA ("Eucalipto"), a company controlled by Suzano Papel e Celulose SA ("Suzano"), support for the deliberation of the Eucalipto Shareholders General Meeting regarding Suzano’s acquisition of the Company ("Transaction"), in line with the requirements of article 8 and 226 of Law 6,404 / 76 ("Corporate Law"). Our estimate of value should not be considered as an advice or recommendation for investment or any transaction, a fairness opinion, or used for funding / fundraising, as well as any other purpose except as described above. This Report contemplates the objective, scope, procedures and methodologies used, as well as the market and operational premises that involved the calculation of Fibria's estimate of economic value. It is important to note that we did not investigate independently, nor performed any audit process applied to the information provided or published by Fibria. It should be noted that the closing of the Transaction depends, among other precedent conditions, on the prior approval by the Brazilian Defense Authorities (CADE) and other specific countries. In this context, until the closing of the Transaction occurs, among other things, any exchange or sharing of sensitive information between Fibria and Suzano is not permitted. Therefore, it should be noted that in preparing this Report, public information disclosed by the Company was taken into account, supplemented by some specific data provided by Fibria's management ("Administration"), limited to non-competitive information. In addition, we considered public data on Fibria's business sector, on comparable companies, analysis published by the Company and industry market analysts, as well as discussions with Suzano management and our understanding of the Company's operations. We appreciate the opportunity to collaborate with Suzano on this occasion and make ourselves available if you have any questions or need additional information. Regards, Andrea Fuga Partner of Valuation Roberta Tedesco Executive Director of Valuation Suzano Papel e Celulose S.A.: Financial Economic Valuation of Fibria Celulose S.A., on the base date of March 31, 2018. | Page 2 of 46

July 10, 2018 1 Executive Summary 7 Exhibits 3 Sector Analysis Dashboard Executive Summary 1 Macroeconomic Analysis 2 Sector Analysis 3 Page 4 Page 5 Page 8 Page 10 The and 4 Company Projected Financial 5 Valuation Exhibits the ... ... 6 7 Page 16 Page 22 Page 33 Page 39 Appendix 8 Page 44 Suzano Papel e Celulose S.A.: Financial Economic Valuation of Fibria Celulose S.A., on the base date of March 31, 2018. | Page 3 of 46 DashboardDashboard6 Valuation Table of Contents2 Macroeconomic Analysis8 Appendix 4 The Company and the ... 5 Projected Financial Information

July 10, 2018

Dashboard
Highlights

Dashboard
1 Executive Summary
2 Macroeconomic Analysis
3 Sector Analysis
4 The Company and the ...
5 Projected Financial Information
6 Valuation
7 Exhibits
8 Appendix

Net Revenue Growth

5.4%

The Compound Annual Growth Rate (CAGR) of the Company's net revenue projection.

Fibria's net revenue comes from the sale of pulp. Representing an amount of R$ 11.7 billion in 2017, and projected to reach R$ 20.9 billion in 2028.

Details on page 23

Price of Cellulose per Ton

USD 952

Reflects the averagelist price of celulose from the last projected year.

The weighted average by destination of the projected FOEX price for pulp varies from USD 914 per ton between April to December of 2018 to USD 952 per ton in 2028

Details on page 25

Average EBITDA Margin

54.7%

Reflects the average projected EBITDA margin of the Company during the projected period.

On average, operating expenses were 5.1% of net revenue during the projected period, while costs accounted for about 40.2%.

Details on page 27

Working Capital / Net Revenue

33.2%

Reflects the average projected working capital over net revenue diuring the projected period.

The Company's net working capital starts at R$ 3.7 billion in March 2018 and was projected to reach R$ 7.5 billion in 2028.

Details on page 30

Discount Rate

10.2%

The *Weighted Average Capital Cost* (WACC) applied to the free cashflows of the company.

The discount rate applied was the WACC - weighted average rate between equity and third parties, calculated in nominal Reais, considering comparable data and macroeconomic assumptions available on the base date.

Details on page 33

Suzano Papel e Celulose S.A.: Financial Economic Valuation of Fibria Celulose S.A., on the base date of March 31, 2018. | Page 4 of 46

July 10, 2018 1 Executive Summary Suzano Papel e Celulose S.A.: Financial Economic Valuation of Fibria Celulose S.A., on the base date of March 31, 2018. | Page 5 of 46

July 10, 2018

1 Executive Summary
Executive Summary

Dashboard
1 Executive Summary
2 Macroeconomic Analysis
3 Sector Analysis
4 The Company and the ...
5 Projected Financial Information
6 Valuation
7 Exhibits
8 Appendix

Objective

- Fibria is a Brazilian company, the world leader in the production of bleached eucalyptus pulp. With a production capacity of 7.3 million tons per year, the Company exports pulp to more than 35 countries.
- Suzano is the second largest global producer of eucalyptus pulp and the main producer of domestic paper in Latin America.
- In March 2018, Suzano and Fibria announced the combination of their businesses, through which Fibria will become a wholly-owned subsidiary of Suzano.
- The purpose of this work is to provide Eucalyptus management and shareholders with support for deliberation during the General Shareholders' Meeting about this transaction, in line with the requirements of Article 8 and 264 of the Brazilian Corporate Law.

Scope of Work

- Discussions with executives and employees of Fibria and Suzano
- Obtaining Fibria's accounting, operating and financial historical data;
- Analysis of the Company's performance market, based on available public data;
- Elaboration of projections of Fibria's financial statements based on public information disclosed by the Company, additional data provided by Management, public figures of comparable companies, analyzes published by market analysts, as well as discussions with Suzano management;
- Calculation of the discount rate that reflects the risks inherent to the sector and the Company;
- Elaboration of the Fibria Economic-Financial evaluation through the discounted cash flow methodology (FCD);
- Comparison of the results obtained with Fibria's MarketCap and multiples of valuations of comparable public companies.

The results presented in this report depend on assumptions that were the basis for the projections. The DCF methodology does not provide for changes in the external or internal environments in which Fibria operates, in addition to those explained in this Report.

General Premises

- Value standard: Fair value. Valuation is defined by Brazilian (CPC46) and international (IFRS3) accounting standards, such as "the price that would be received for the sale of an asset or that would be paid for the transfer of a liability in a non-forced transaction between market participants on the date of measurement".
- Base date: March 31, 2018;
- Projection period: 10 (ten) years and 9 (nine) months, from April 1, 2018 to December 31, 2028;
- Residual value: calculated through the perpetuity of cash flows after 2028. The perpetuity growth rate was 3.9% pa, the same rate expected for long-term Brazilian inflation;
- Currency: Reais (BRL) in nominal terms;
- Discount rate: calculated according to the WACC methodology, in nominal Reais, resulting in 10.2% pa .;
- Adjustments: Non-operating assets and liabilities, including net debt, were not considered in the cash flow projections. When observed, they were treated separately and added / subtracted from the present value of cash flows and perpetuity, impacting the value of Fibria's capital.

Suzano Papel e Celulose S.A.: Financial Economic Valuation of Fibria Celulose S.A., on the base date of March 31, 2018. | Page 6 of 46

July 10, 2018

1 Executive Summary
Estimation of Value

Dashboard
1 Executive Summary
2 Macroeconomic Analysis
3 Sector Analysis
4 The Company and the ...
5 Projected Financial Information
6 Valuation
7 Exhibits
8 Appendix

Base Scenario (R$ millions)	10.0%	10.2%	10.5%
Σ | Present value of cashflows	23,165	22,969	22,690
Present value of the perpetuity	29,029	27,559	25,611
Operational Value (EV)	**52,193**	**50,528**	**48,301**
Non-operational assets and liabilites	516	516	516
Net Debt	(12,972)	(12,972)	(12,972)
Value of total capital	**39,782**	**38,116**	**35,889**
Premium over MarketCap – base date	10.6%	6.0%	-0.2%


Fibria total Equity value
(R$ billions)
Base scenario
35.9
39.8
Exchange sensibility
36.8
39.5
Cellulose sensibility
36.6
39.6
Market Cap
23.7
39.7
15
25
35
45
55
65

Source: EY

The results obtained using the DCF methodologies are relevant in the context of the evaluation, since:

- Assumptions of growth and profitability are in line with the Company's historical data and market outlook;
- The evaluation parameters are consistent with the size and long-term expectation of Fibria;
- The values obtained are in line with MarketCap of the base date, presenting premiums of between -0.2% and 10.6%;

The DCF method best represents the value of a company based on its future profitability (Income Approach).

The estimate of value does not consider possible asset or liability contingencies, insufficiencies, or superveniences that are not recorded in the Company's balance sheet, as of the reference date. Therefore, if they exist, the results presented do not consider their effect. The possibility of non operational asset or liability fair value adjustments in the Company do not impact our conclusion.

Conclusion

Based on the information analyzed and on the assumptions described in this Report, our valuation resulted in a fair value estimate of between R$ 35.9 billion and R$ 39.8 billion for 100% of Fibria's shares on the base date of March 31, 2018.

Suzano Papel e Celulose S.A.: Financial Economic Valuation of Fibria Celulose S.A., on the base date of March 31, 2018. | Page 7 of 46

July 10, 2018 2 Macroeconomic Analysis Suzano Papel e Celulose S.A.: Financial Economic Valuation of Fibria Celulose S.A., on the base date of March 31, 2018. | Page 8 of 46

July 10, 2018

2 Macroeconomic Analysis
Macroeconomic Analysis

Dashboard
1 Executive Summary
2 Macroeconomic Analysis
3 Sector Analysis
4 The Company and the ...
5 Projected Financial Information
6 Valuation
7 Exhibits
8 Appendix

IPCA Historic and Projected



10.7%
6.4%
6.3%
2.9%
3.6%
4.1%
4.0%
4.0%
3.9%
3.9%
3.9%
3.9%
3.9%
3.9%
3.9%
2014
2015
2016
2017
2018(P)
2019(P)
2020(P)
2021(P)
2022(P)
2023(P)
2024(P)
2025(P)
2026(P)
2027(P)
2028(P)

Source: Central Bank of Brazil

Exchange Rate Historic and Projected



2,35
3,34
3,48
3,19
3,24
3,53
3,48
3,51
3,55
3,60
3,66
3,73
3,80
3,87
3,93
3,19
3,24
3,29
3,35
3,42
3,45
3,53
3,60
3,66
3,73
3,80
3,87
3,94
2014 2015 2016 2017 1Q18 2018 2019 2020 2021 2022 2023 2024 2025 2026 2027 2028
Projetado na data-base (Cenário base)
Projetado em 08/06/2018 (sensibilidade)

Source: Central Bank of Brazil

Macroeconomic analysis

The analysis below refers to the expectations in force on the base date, according to information published by the Focus Bulletin of BACEN, Getúlio Vargas Foundation (FGV), Oxford Economics and JP Morgan.

Brazilian Economy

Economic activity

According to the expectations provided by the Bank on March 30, 2018, GDP grew by 1.0% in 2017 and is expected to be 2.8% in 2018. Real long-term GDP growth was expected to be 2.7% aa this same date.

Inflation

The official inflation index, IPCA, closed the year of 2017 at 2.9%. According to the market expectations presented by the Bank at the base date, the IPCA should reach 3.6% in 2018 and 4.1% in 2019. The expected stabilization in the medium and long term was 3.9% pa

The General Price Index of the Market (IGP-M), calculated by FGV, closed the year of 2017 by - 0.5%. The expectation of the Focus Bulletin is that this index reach 4.5% in 2018 and 4.3% in 2019.

Interest Rates

The Monetary Policy Committee (Copom) took into consideration the macroeconomic situation, the outlook for Brazilian inflation and the balance of risks, and decided to lower the Selic rate from 6.8% to 6.5% pa. The Committee understands that the fall in the expectation of inflation in 2017 provides a gap for the reduction of the level of the basic interest rate, which may allow greater investments by companies. (Copom meeting of March 21, 2018). For the coming years the Selic is expected to stabilize at a level of approximately 8% a.a.

Exchange rate BRL / USD

The exchange rate closed the month of December 2017 at 3.31 BRL / USD. Market expectations on the base date indicated an average rate of 3.28 BRL / USD for 2018 and 3.35 for 2019. However, in May and June 2018, due to the increase in political instability in the country, the projections were changed to 3.63 BRL / USD in 2018 and 3.45 in 2019.

Risk-Brazil

The index shows the daily performance gap of US and emerging-market debt securities and is an indicator of the financial health of the country in question. The index ended March at 239 basis points, indicating a difference of 2.39pp. between the performance of Brazilian securities and US securities. The average for the month was 244 basis points.

American Economy

Inflation

The US inflation index grew in 2017 to 2.1%, as well as the expectation for 2018 of 2.5%. The long-term expectation in force at the base date was 1.9% pa

Suzano Papel e Celulose S.A.: Financial Economic Valuation of Fibria Celulose S.A., on the base date of March 31, 2018. | Page 9 of 46

July 10, 2018 3 Sector Analysis Suzano Papel e Celulose S.A.: Financial Economic Valuation of Fibria Celulose S.A., on the base date of March 31, 2018. | Page 10 of 46

July 10, 2018

3 Sector Analysis
Global Cellulose and Pulp Market

Dashboard
1 Executive Summary
2 Macroeconomic Analysis
3 Sector Analysis
4 The Company and the ...
5 Projected Financial Information
6 Valuation
7 Exhibits
8 Appendix

- Between 1990 and 2016, global pulp production grew by 11.0% (185.5 million tons) at a CAGR of 0.4%. However, within the period between 2007 and 2009, production was impacted by the international financial crisis, falling 11.3%. Consequently, with the increase of the world's stocks, the companies reduced their productions. Since these events, the same pre-crisis levels have not been recovered.
- The United States is the largest pulp producer in the world, representing 26.3% of the total market with 48.5 millions of tons produced in 2016. As a comparison, US production is triple that of Brazilian production. However, in recent years, the United States and Canada have fallen in production, due to the low competitiveness in the international market, compared with other countries that have gained space in this industry.
- Of the total products derived from pulp, 31.5% are destined for export and the five largest global exporters are Brazil, Canada, Chile, Sweden and the United States, which represent 63.6% of total exports. In 2013, Brazil became the largest exporter, surpassing Canada, mainly to supply the growing Chinese demand, which is the largest importer of pulp in the world. Only China imports 33.0% of the total produced globally, which assists in supplying demand, not only in Brazil, but also in other South American and European countries. Between 2010 and 2016, Brazil tripled the value of its exports, while Chile, which became one of the main players in South America and a major global competitor due to the good adaptability of both eucalyptus and pine pulp production, grew 98.5% during that same period.
- Another important aspect of the global pulp industry is the low price volatility of eucalyptus pulp in the international market, varying by 8.0% between 2000 and 2017, which is explained by the high flexibility of pulp producers to adjust the production required for pulp production. demand curve, the industry's slight cost curve and market prices close to producers' costs.

The 10 largest producers of cellulose in 2016 (millions of tons)


United States
48.5
Brazil
18.8
Canada
17.0
China
16.8
Switzerland
11.1
Finland
10.3
Japan
8.7
Russsia
8.0
Indonesia
6.8
Chile
5.1

Productivity of the forests by country (m^3/ha/year)


Canada
5
3
Baltic countries
6
5
Scandanavia
6
5
Russia
6
5
US
10
13
Mozambique
25
11
China
28
21
Brazil
36
31
Productivity Eucalyptus m³/ha/ano
Productivity Pine m³/ha/ano

Source: EMIS, Bloomberg, Parllaxis

Suzano Papel e Celulose S.A.: Financial Economic Valuation of Fibria Celulose S.A., on the base date of March 31, 2018. | Page 11 of 46

July 10, 2018

3 Sector Analysis
Cellulose in Brazil

Dashboard
1 Executive Summary
2 Macroeconomic Analysis
3 Sector Analysis
4 The Company and the ...
5 Projected Financial Information
6 Valuation
7 Exhibits
8 Appendix

Area of forests planted in Brazil (thousands of hectors)


7,847
8,024
8,249
8,473
8,697
8,922
9,146
5,674
5,792
5,954
6,116
6,277
6,439
6,601
1,584
589
1,544
688
1,508
787
1,473
885
1,437
983
1,401
1,082
1,365
1,180
2016
2017
2018
2019
2020
2021
2022
Eucalyptus
Pine
Other trees
Total

- In Brazil, the two main sources of wood used for pulp production are pine and eucalyptus, accounting for more than 92.5% of the volume produced. The country ranks second in the ranking of pulp producers of all types and first, if only eucalyptus pulp is considered.
- There are two types of cellulose, with different physical and chemical characteristics. The Fibra Longa cellulose is used in the production of papers that demand more resistance, such as those used in packaging, paper and newspaper. The other type, called Short Fiber, derived mainly from eucalyptus, is used for the production of household papers (printing and writing) and sanitary purposes (toilet paper, paper towels and napkins). About 85.0% of the total Brazilian production corresponds to Fibra Curta pulp.
- In 2017, Brazil had the 7th largest area of certified planted forests, covering 6.4 million hectares. In July 2017, with the objective of promoting economic activities and guaranteeing supplies to local industries, the Government adopted the Annual Forest Granting Plan (PAOF) for 2018, granting 1.6 million hectares of public forests in the states of Amazonas, Amapá, Pará and Rondônia. Brazil's competitiveness in this sector is a result of natural factors such as abundance of land and favorable climate and soil for planting eucalyptus trees (which account for 72.3% of the total planted area).
- The increase in eucalyptus productivity in the country is a consequence of the high investment and development of innovations in the biotechnology, genetics and forest maintenance techniques. The result is a productivity gain of 30m3 per hectare per year since the 1970s. As a comparison, this productivity gain enabled the industry to use half of the eucalyptus plantation area for the supply used in China. The production of 1.5 million tons of pulp requires 140 thousand hectares in Brazil, one fifth of the area needed in Scandinavia.

Source: Parallaxis, EMIS, FSC (Forest Stewardship Council)

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July 10, 2018

3 Sector Analysis
Cellulose in Brazil

Dashboard
1 Executive Summary
2 Macroeconomic Analysis
3 Sector Analysis
4 The Company and the ...
5 Projected Financial Information
6 Valuation
7 Exhibits
8 Appendix

- The largest state of eucalyptus in Brazil is Minas Gerais, with 24.5% of the total planted area, followed by São Paulo (16.7%), Mato Grosso do Sul (15.5%), Bahia (10.8%), and others (9.2%). Between 2015 and 2016, São Paulo and Minas Gerais had decreases in eucalyptus production of 3.1% and 0.4%, respectively. In contrast, Mato Grosso do Sul and Tocantins had growths of 323.0% and 439.0% between the years 2007 and 2016, with CAGR of 15.5% and 20.6%, respectively.
- Pine production in Brazil is concentrated in only two states, Paraná and Santa Catarina, which represent 77.0% of the planted area of this variety in the country. However, there is a downward trend in the production of this variety for long cutting time (15 years against 7 of eucalyptus) and its profitability compared to eucalyptus.

Area of eucalyptus (%)


PA
2.4%
MA
2.9%
MT
3.3%
BA
10.8%
MG
24.5%
ES
4.1%
MS
15.5%
SP
16.7%
PR
5.2%
RS
5.4%
Other - 9.2%

Area of pine (%)


BA
0.2%
GO
0.5%
MG
2.3%
ES
0.2%
MS
0.4%
SP
7.8%
PR
42.5%
SC
34.5%
RS
11.7%
Outros - 0%

Source: EMIS, Parallaxis

Suzano Papel e Celulose S.A.: Financial Economic Valuation of Fibria Celulose S.A., on the base date of March 31, 2018. | Page 13 of 46

July 10, 2018

3 Sector Analysis
Cellulose in Brazil

Dashboard
1 Executive Summary
2 Macroeconomic Analysis
3 Sector Analysis
4 The Company and the ...
5 Projected Financial Information
6 Valuation
7 Exhibits
8 Appendix

Production of cellulose in Brazil (thousands of tons)



5.8%
4.9%
6.4%
-1.2%
0.0%
8.1%
8.8%
5.5%
8.1%
3.5%
11,997
12,697
13,315
14,164
13,992
13,997
15,129
16,465
17,370
18,773
19,422
2007
2008
2009
2010
2011
2012
2013
2014
2015
2016
2017
Production of Cellulose in Brazil (1.000 ton)
Production growth (%)

Source: Parallaxis

Projection of exportation of cellulose (US$ millions)



14.0%
0.7%
5.6%
3.3%
4.0%
3.5%
5,575
6,355
6,397
6,753
6,976
7,255
7,510
2016
2017
2018
2019
2020
2021
2022
Exportation of Cellulose Projections (US$ Mi)
Growth of Exportation (%)

Source: EMIS

- Between 1991 and 2016, pulp production grew 295.0% in Brazil, with a CAGR of 5.7%; which represents the highest annual growth when comparing the 5 largest pulp producers in the world. If we only consider the period between 2007 and 2017, growth was 61.9%, with production jumping from 12.0 million to 19.4 million tons. In 2018, the growth trend continued in the first three months of the year. Between January and March, pulp production in the country was 5.3 million tons, 13.0% higher than the same period last year. The total production value of Brazilian pulp will have a CAGR of 6.1% by the year 2022 due mainly to the increased participation of eucalyptus plantations in the product mix of the companies.
- In 2017, the volume of pulp exports grew by 2.8% compared to the previous year, rising from 13.5 million to 13.9 million tons. The value of exports increased significantly, reaching US $ 6.4 billion in 2017, 14.1% higher than in 2016. The factors that supported this growth were the prices practiced in the international market combined with the devaluation of the Real, which positively influenced the competitiveness of the Brazilian products. The growth in Chinese and US demand for Brazilian pulp also ensured the maintenance of Brazilian exports despite the weakening of the European market. Between 2012 and 2017, the CAGR of the value of exports only to the Chinese market was 15.8%, reaching a total of US $ 2.6 billion and 5.5 million tons. Exports to the United States, in the same period, presented a CAGR of 1.5% to a variation in the volume of 3.9%.

Suzano Papel e Celulose S.A.: Financial Economic Valuation of Fibria Celulose S.A., on the base date of March 31, 2018. | Page 14 of 46

July 10, 2018

3 Sector Analysis
Cellulose in Brazil

Dashboard
1 Executive Summary
2 Macroeconomic Analysis
3 Sector Analysis
4 The Company and the ...
5 Projected Financial Information
6 Valuation
7 Exhibits
8 Appendix

Projection of importation of cellulose in Brazil (US$ millions)


282
182
210
222
231
239
246
-35.5%
15.4%
5.7%
4.1%
3.5%
2.9%
2016
2017
2018
2019
2020
2021
2022
Importation of Cellulose Projections (US$ Mi)
Growth of Importation (%)

Source: EMIS

Apparent consumption of cellulose in Brazil (thousands of tons)


5.45
6.20
5.84
5.88
6.13
6.27
6.25
6.23
6.33
13.8%
-5.8%
0.7%
4.3%
2.3%
-0.3%
-0.3%
1.6%
2009
2010
2011
2012
2013
2014
2015
2016
2017
Apparent Consumption (1.000 ton)
Growth of Apparent Consumption (%)

Source: Parallaxis

- Exports of pulp are projected to increase to a CAGR of 3.4% between 2017 and 2022, reaching US $ 7.5 billion by the end of the period. This expansion will be due to the strong demand for eucalyptus pulp in developed and developing countries and the low availability of pulp in the global market due to production inefficiencies and also the start-up of new plants, specifically in China.
- Since 2013, Brazilian imports have fallen 51.0%, from 430 thousand to 211 thousand tons. Three factors impacted this change: the devaluation of the Real against the Dollar during the period (increasing exports), the growth of pulp production in the country and the development of resistance and use of short-fiber pulp. However, the trend is that imports of pulp will grow at a CAGR of 6.2% between 2017 and 2022, driven by the growing demand from the national pulp paper industry and the production used for the generation of high value aggregate goods.
- Domestic pulp consumption grew by 1.6% in 2017 from 6.2 million to 6.3 million tons, mainly due to the recovery in paper production, which increased the use of raw materials in the domestic market. Domestic demand corresponds to 33.0% of production, with 94.0% coming from domestic production and only 6.0% from other countries.

Suzano Papel e Celulose S.A.: Financial Economic Valuation of Fibria Celulose S.A., on the base date of March 31, 2018. | Page 15 of 46

July 10, 2018 4 The Company and the Transaction Suzano Papel e Celulose S.A.: Financial Economic Valuation of Fibria Celulose S.A., on the base date of March 31, 2018. | Page 16 of 46

July 10, 2018

4 The Company and the Transaction
Company Overview

Dashboard
1 Executive Summary
2 Macroeconomic Analysis
3 Sector Analysis
4 The Company and the ...
5 Projected Financial Information
6 Valuation
7 Exhibits
8 Appendix

Suzano

- Founded 94 years ago by the Ukrainian immigrant Leon Fefer, the Suzano Group is currently composed of 4 companies from different segments: Suzano Papel e Celulose, Alden Desenvolvimento Imobiliário, MDS Global Insurance & Risk Consultants, and HiperStream, a provider of solutions for data processing and transactional communication.
- Suzano is a forest-based company, the world's second largest producer of eucalyptus pulp and the largest manufacturer of household paper in Latin America. It has its administrative headquarters in São Paulo (SP) and operates seven industrial units in Brazil, three in the state of São Paulo (Limeira and two in Suzano), one in Bahia (Mucuri), one in Maranhão (Imperatriz), one in Pará (Belém) and one in Ceará (Fortaleza).
- The company has 9,000 employees and 11,000 service providers operating in a forest area of 1.3 million hectares, of which 570 thousand hectares are planted forests (concentrated in the states of Bahia, Espírito Santo, São Paulo, Minas Gerais Gerais, Maranhão, Tocantins, Pará and Piauí). Within the forest base, 542 thousand hectares are of preservation areas.
- Suzano also diversified its operations. Through FuturaGene, the company entered the biotechnology sector, becoming the first company in the world to obtain approval for the commercial use of genetically modified eucalyptus, fluff cellulose (used for the production of diapers and absorbents), lignin (potential substitute for petroleum derived products with high aggregate value applications) and tissue (production of paper for sanitary purposes).


Leon Feffer starts operations in the commercial paper industry
1921
In São Paulo, the first factory starts operating
1941
The first company in the sector to go public
1980
Inauguration of commercial offices in USA, Switzerland and China
2006/2007
Suzano diversifies operation: Biotechnology, Fluff, Tissue and Lignin
2015
1924
Registration approved by the Board of Trade.
1964
Suzano makes their first exportation od Cellulose to Argentina
1992
Industrial Unit in Mucuri, Bahia, begins operations
2014
Inauguration of a new plant in Imperatriz, Maranhão
2018
Suzano announces corporate reorganization with Fibria

Source: Site Suzano

Suzano Papel e Celulose S.A.: Financial Economic Valuation of Fibria Celulose S.A., on the base date of March 31, 2018. | Page 17 of 46

July 10, 2018 1 Executive Summary 7 Exhibits 3 Sector Analysis Global Presence: Abroad, Suzano Papel e Celulose is present in more than 15 countries. In addition to Brazil, Suzano has a commercial office in China, and subsidiaries in the United States, Switzerland, England, Argentina and 21 distribution centers spread across 3 continents (Asia, North America and Europe). Administrative Headquarters Industrial Unit Source: Site Suzano Source: Site Suzano Suzano Papel e Celulose S.A.: Financial Economic Valuation of Fibria Celulose S.A., on the base date of March 31, 2018. | Page 18 of 46 Suzano 4 The Company and the TransactionDashboard6 Valuation Company Overview2 Macroeconomic Analysis8 Appendix 5 Projected Financial Information 4 The Company and the ...

July 10, 2018

4 The Company and the Transaction

Company Overview

Dashboard
1 Executive Summary
2 Macroeconomic Analysis
3 Sector Analysis
4 The Company and the ...
5 Projected Financial Information
6 Valuation
7 Exhibits
8 Appendix

Fibria

- Fibria was formed from the acquisition of Aracruz Celulose S.A. by Votorantim Celulose e Papel S.A., where were then consolidated and formalized as one company on September 1, 2009.
- The company is the largest producer of eucalyptus pulp in the world, with a production capacity of 7.3 million tons per year and operating through industrial units located in Aracruz (ES), Jacareí (SP), Três Lagoas (MS) and in Eunápolis (BA), city in which Veracel, joint-operation with Stora Enso, is headquartered.
- Fibria's production, which is exported to 35 countries, is generated from 1,056 million hectares of forests, 633,000 hectares of planted forests, 364,000 hectares of preservation areas and 59,000 hectares for other purposes. The pulp manufactured by the company is raw material for different segments of products, among them, education, hygiene, health and cleaning materials.

Global Presence:



Timeline:

- 2009 – Fibria was created as a result of the acquisition of Aracruz by Vototantim Celulose e Papel. Start of operations in Horizonte 1
- 2010 – Fibria enters the New Market of BM&F Bovespa (actual B3)
- 2012 – Fibria affirms their strategy with the Canadian company Ensyn
- 2015 – Approval of the expansion project Horizonte 2, in Três Lagoras - MS
- 2017 – Fibria iniciates operations for the project Horizonte 2
- 2018 – Suzano announces corporate reorganization with Fibria

Source: Site Fibria

Suzano Papel e Celulose S.A.: Financial Economic Valuation of Fibria Celulose S.A., on the base date of March 31, 2018. | Page 19 of 46

July 10, 2018

4 The Company and the Transaction

Description of the Transaction

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The Transaction

- On March 16, 2018, Suzano and Fibria announced the conclusion of an agreement between Suzano Holding SA and other controlling shareholders of Suzano, with the controlling shareholders of Fibria (Votorantim SA and BNDES Participações SA), regarding the realization of the combination of the base shareholders' equity through a corporate reorganization. This reorganization will result in the conversion of Fibria into a wholly owned subsidiary of Suzano and the receipt by all Fibria shareholders of (i) a portion of approximately R $ 29.0 billion, to be adjusted and paid as provided in the Protocol and Justification of the Transaction, and (ii) 255 million new common shares issued by Suzano, to be adjusted as provided for in the same Protocol.
- The resulting company will have 37,000 employees (direct and third-party), with assets in Brazil and worldwide. In total there will be 11 industrial units, with production reaching 11 million tons of pulp and 1.4 million tons of paper. The annual export volumes will total R $ 18 billion and investment of R $ 6.4 billion projected for the year 2018.
- Controlling shareholders of the two companies defined that Fibria's shareholders will receive R $ 52.50 per share, adjusted by the CDI until the date of consummation of the transaction. In addition, they will receive 0.4611 Suzano common stock, adjusted according to transaction documents.
- After the conclusion of the operation, which will only happen after the approval during the Shareholders' Meetings of the two companies and the analysis of the regulatory agencies, the resulting company will become the largest agribusiness company in the country and the fifth largest non-financial company in Brazil

New shareholder composition:


Suzano Papel e Celulose (46.4%)
BNDESPar (11.1%)
Votorantim (5.6%)
Other Shareholders (36.9%)
Suzano Papel e Celulose S.A. (100%)
Fibria Celulose S.A

Source: Site Suzano e Economia Estadão

Suzano Papel e Celulose S.A.: Financial Economic Valuation of Fibria Celulose S.A., on the base date of March 31, 2018. | Page 20 of 46

July 10, 2018

4 The Company and the Transaction
Historical financial information

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Historical Income Statement (R$ millions)

Income statement	dec-15	dec-16	dec-17	mar-18
Net revenue	**10,081**	**9,615**	**11,739**	**3,693**
Operational costs	(4,013)	(5,148)	(6,070)	(1,597)
Gross profit	**6,068**	**4,467**	**5,669**	**2,096**
Operational expenses	(652)	(1,056)	(1,146)	(314)
EBITDA	**5,416**	**3,411**	**4,523**	**1,782**
Depreciation, amortization, and exhaustion	(1,892)	(1,983)	(2,205)	(620)
EBIT	**3,524**	**1,428**	**2,318**	**1,162**
Financial result	(3,685)	1,616	(783)	(270)
EBT	**(161)**	**3,043**	**1,535**	**892**
Income taxes	518	(1,380)	(442)	(277)
Net income	**357**	**1,663**	**1,093**	**615**
Revenue growth	*42.3%*	*-4.6%*	*22.1%*	*25.8%*
Gross margin	*60.2%*	*46.5%*	*48.3%*	*56.8%*
EBITDA margin	*53.7%*	*35.5%*	*38.5%*	*48.3%*

Historical Balance Sheet (R$ millions)

Assets	dec-15	dec-16	dec-17	mar-18
Cash and equivalents	1,078	2,660	4,052	2,852
Marketable securities	1,412	2,033	2,619	2,977
Financial instruments	27	257	124	82
Accounts receivable	742	635	1,193	1,281
Inventory	1,571	1,638	2,080	2,589
Recoverable taxes	463	144	273	399
Other assets	168	150	189	248
Current	**5,461**	**7,517**	**10,530**	**10,346**
Non current	**23,973**	**26,923**	**28,163**	**27,787**
Total assets	**29,434**	**34,440**	**38,693**	**38,133**

Liabilities	dec-15	dec-16	dec-17	mar-18
Loans and financing	1,073	1,138	1,693	1,118
Derivative instruments	303	246	152	132
Accounts payable – suppliers	668	1,127	1,718	938
Accounts payable – Klabin	-	740	1,392	1,527
Salaries and social fees	171	168	202	113
Recoverable taxes	564	85	246	124
Dividends payable	86	397	262	262
Other accounts payable	90	122	125	207
Current	**2,955**	**4,023**	**5,790**	**4,420**
Non current	**13,663**	**16,600**	**18,254**	**18,438**
Shareholder's Equity	**12,815**	**13,818**	**14,650**	**15,275**
Total liabilities	**29,433**	**34,440**	**38,693**	**38,133**

Source: Fibria's Financial Statements

Summary of historical financial statements

Fibria's operating revenue comes from sales of bleached eucalyptus pulp, both in Brazil and abroad. The sales in foreign markets represent 89.9% of total revenue. Net revenue presented to CAGR of 20.2% between 2014 and March 2018 (annualized), with a reduction observed in 2016. The volatility of international commodity prices as well as exchange rates directly affect the Company's revenue.

In 2016, the drop in net revenue of 4.6% was due to lower average net price in dollars. In 2017, it totaled R $ 12 billion, 22.1% more than in the previous year, due to the higher sales volume, with the start of Horizon 2 Project operations at the end of August 2017, and at a net average price, in dollar , 18.0% higher than the previous year.

The first quarter of 2018 showed a growth of 78.1% in relation to the first quarter of 2017 and a decrease of 8.7% compared to the fourth quarter of 2017. According to Management, despite solid demand, the quarter was affected by technical issues, unavailability of wood and freight. Additionally, the quarter had scheduled shutdowns for maintenance and inspection.

The gross margin presented an average of 51.9% and the EBITDA margin of 45.2% between 2014 and March 2018. Margins also showed volatility during the period. The operational costs presented in 2017 increased by 17.9% compared to 2016, due to the higher volume sold, including the pulp volume of the Horizon 2 project and the one-year volume of Klabin's contract, which was partially offset by the reduction in the cost of wood at the Aracruz plant and by the impact of the lower number of scheduled plant shutdowns in 2017 compared to 2016.

Comparing the first quarter of 2018 with the first quarter of 2017, the reduction of 6.0% in unit was due to the lower cost of wood, reduction of fixed costs and higher result of utilities (energy sales) as a result of the Horizon 2 operation.

Net non-financial working capital over net revenue averaged 32.6% between 2014 and 2017. The accounts considered in the Company's net working capital are: accounts receivable, inventories, other assets, recoverable taxes, supplier advances, accounts payable, wages and charges, taxes and charges payable and other payable accounts.

The Company's gross debt rose during the construction of Horizon 2 and was at the level of R $ 19 billion on the base date, of which approximately 58% is in dollars. The main funding lines are international bonds and CRAs (Agribusiness Receivables Certificates). Cash and cash equivalents totaled R $ 6 billion on the base date

Suzano Papel e Celulose S.A.: Financial Economic Valuation of Fibria Celulose S.A., on the base date of March 31, 2018. | Page 21 of 46

July 10, 2018 5 Projected Financial Information Suzano Papel e Celulose S.A.: Financial Economic Valuation of Fibria Celulose S.A., on the base date of March 31, 2018. | Page 22 of 46

July 10, 2018

5 Projected Financial Information
Net Revenue

Dashboard
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4 The Company and the ...
5 Projected Financial ...
6 Valuation
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8 Appendix

Net Revenue (R$ billions)


42.3%
-4.6%
22.1%
49.3%
-5.7%
4.4%
0.8%
1.5%
-2.3%
3.9%
3.9%
3.9%
3.9%
3.9%
7.1
10.1
9.6
11.7
13.8
3.7
16.5
17.3
17.4
17.7
17.2
17.9
18.6
19.3
20.1
20.9
2014
2015
2016
2017
2018
2019
2020
2021
2022
2023
2024
2025
2026
2027
2028
Net Revenue - historical
Net Revenue - projected
% growth

- Fibria's operating revenues are derived from sales of eucalyptus pulp, both in Brazil and from the international market. Operating revenue is comprised of sales from Fibria's own plants, sales of the Klabin plant, and revenues from the Portocel concession, which is a private terminal specializing in pulp shipment located in the municipality of Barra do Riacho, Espírito Santo.
- The projected net revenue shows a CAGR of 5.4% over the 10-year period, between 2017 and 2028, starting from a growth of 49.3% in 2018, when the Horizon 2 plant begins its operations and continues throughout the projected period, reaching 3.9% after 2024, when growth reflects only price increases accompanying projected Brazilian inflation
- Further details of the projection are illustrated on the next page, with the description of the main price and volume assumptions.

Suzano Papel e Celulose S.A.: Financial Economic Valuation of Fibria Celulose S.A., on the base date of March 31, 2018. | Page 23 of 46

July 10, 2018 1 Executive Summary 7 Exhibits 3 Sector Analysis Suzano Papel e Celulose S.A.: Financial Economic Valuation of Fibria Celulose S.A., on the base date of March 31, 2018. | Page 24 of 46 The volume of pulp sales in 2017 totaled 6.2 million tons, of which 324 thousand tons came from the start up of Horizonte 2 and 900 thousand tons from the contract with Klabin Fibria has a long-term take-or-pay agreement with Klabin fro pulp, signed in May 2016, under differentiated conditions in terms of volume, exclusivity, guarantees and payment terms in up to 360 days. prices were practiced under market conditions. The agreement establishes a firm commitment of acquisition by Fibria of the minimum volume of 900 thousand tons per year for 4 years and 2 years of gradual reduction, with the volumes of the fifth year and sixth being equivalent to 75% and 50% of the initial volume. This agreement is established so that Fibria's EBITDA margin on this volume is approximately zero. In the first quarter of 2018 the volume sold was less than the fourth quarter of 2017 due to scheduled outages in the period. In this quarter, around 190 thousand tons from the Klabin plant were sold The projections consider the operation in full capacity of Horizonte 2 from 2019 and the volumes stated in the contracts with Klabin Volume of Cellulose Sold (millions of tons) 5 Projected Financial InformationDashboard6 Valuation Revenue Premises-Volume2 Macroeconomic Analysis8 Appendix 4 The Company and the ... 5 Projected Financial ...

July 10, 2018 1 Executive Summary 7 Exhibits 3 Sector Analysis * The historical sales price in R$/ton is illustrative and represents the sales price in U$D/ton converted to R$/ton using the average historical exchange rate. Suzano Papel e Celulose S.A.: Financial Economic Valuation of Fibria Celulose S.A., on the base date of March 31, 2018. | Page 25 of 46 The list price for pulp sales was based on FOEX Europe prices projected by market analysts up to 2022, weighted by Fibria's regional sales mix. Starting in 2023, the dollar list price was readjusted by the expectation of inflation rate North-American. On the list price, a discount of 21% was considered during the entire projective period, according to historically observed percentage. For conversion into Reais, the average exchange rate projected by the BACEN was used until 2022. From 2023 it was considered that the exchange rate would accompany the long-term inflation differential. Since the projected exchange rate significantly impacts the Company’s results, we performed a sensitivity analysis for this variable. Please, refert to the Sensitivity Analysis section for more information. Sales Price of Cellulose 5 Projected Financial InformationDashboard6 Valuation Revenue Premises-Prices2 Macroeconomic Analysis8 Appendix 4 The Company and the ... 5 Projected Financial ...

July 10, 2018

5 Projected Financial Information
Operational Costs and Gross Margin

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3 Sector Analysis
4 The Company and the ...
5 Projected Financial ...
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8 Appendix

Operational Costs and Gross Margin (R$ billions)


47.8%
60.2%
46.5%
48.3%
57.8%
54.7%
54.9%
56.5%
58.4%
62.1%
62.1%
62.1%
62.2%
62.2%
62.2%
3.7
4.0
5.1
6.1
5.8
1.6
7.5
7.8
7.6
7.3
6.5
6.8
7.0
7.3
7.6
7.9
2014
2015
2016
2017
2018
2019
2020
2021
2022
2023
2024
2025
2026
2027
2028
Operational Costs - historical
Operational Costs - projected
% Gross Margin

Main premises:

- Fibria's operating costs are composed of cash costs and freight costs. The operating costs of Fibria and Klabin were analyzed separately.
- Fibria's cash cost represents an average of 69.4% of total projected operating costs. The cost composition is shown in the graph to the right.
- Freight cost was projected taking into account the average freight price in dollars observed until 2017, adjusted for the US inflation rate. There was a significant increase in these costs in 1Q18, according to the Administration, due to an organizational problem that resulted in a much higher contracting of freight at higher cost.
- The unit cost was projected based on the costs obtained in 1Q18, which already reflect the reductions referring to the start-up of Horizonte 2, they were also adjusted so that the costs incurred during this period are distributed in the annual cost. Additionally, this cost includes the Brazilian inflation rate.
- The gross margin averaged 59.8% during the projection period, from 57.8% in December 2018 to 62.2% in 2028.

Mix of Operational Costs (%)


0.9%
20.5%
9.2%
69.4%
Cash cost - Fibria
Frete cost- Fibria
Cash cost - Klabin
Frete cost - Klabin

Suzano Papel e Celulose S.A.: Financial Economic Valuation of Fibria Celulose S.A., on the base date of March 31, 2018. | Page 26 of 46

July 10, 2018 1 Executive Summary 7 Exhibits 3 Sector Analysis Suzano Papel e Celulose S.A.: Financial Economic Valuation of Fibria Celulose S.A., on the base date of March 31, 2018. | Page 27 of 46 Operational Expenses and Margin EBITDA (R$ billions) Mix of Operational Expenses (%) Main premises: Fibria's operating expenses consist of selling expenses; administrative; and other operating expenses. The most representative expense is the sales expense, which represents 55.9% of total projected operating expenses for the period. The breakdown of expenditures is shown in the chart to the side Operating expenses were projected according to their fixed and variable nature: employee benefits were considered as 100% fixed; third-party services and others, 50.0% fixed; selling expenses as 5.0% fixed; operating lease and insurance as 2.0% fixed; and, donations and sponsorships, taxes, fees and contributions, and participation as 100% variable. The fixed portion was readjusted in line with the Brazilian inflation rate, while the variable portion was projected to grow in line with net revenue. EBITDA margin averaged 54.7% during the projection period, from 53.1% in December 2018 to 57.5% in 2028. 5 Projected Financial InformationDashboard6 Valuation Operational Expenses and EBITDA Margin2 Macroeconomic Analysis8 Appendix 4 The Company and the ... 5 Projected Financial ...

July 10, 2018 1 Executive Summary 7 Exhibits 3 Sector Analysis CAPEX (R$ billions) Suzano Papel e Celulose S.A.: Financial Economic Valuation of Fibria Celulose S.A., on the base date of March 31, 2018. | Page 28 of 46 Depreciation (R$ billions) Main premises: Depreciation of property, plant and equipment and amortization of biological assets were projected based on the balances and useful lives of the existing assets at the base date of the valuation, based on the average rate of 5.1% pa. for fixed assets and 14.3% a.a. for the biological assets. The same average depreciation rate of the existing assets was used for the new investments. CAPEX was projected based on the reinvestment rate of 100.0% of depreciation of property, plant and equipment and amortization of biological assets. CAPEX for biological assets refers to the replanting of eucalyptus trees, after cutting, when they reach maturity of 7 years. The amortization rate for biological assets accompanies the expected 7 years for tree maturity. 5 Projected Financial InformationDashboard6 Valuation Depreciation and CAPEX2 Macroeconomic Analysis8 Appendix 4 The Company and the ... 5 Projected Financial ...

July 10, 2018

5 Projected Financial Information
Income taxes

Dashboard
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2 Macroeconomic Analysis
3 Sector Analysis
4 The Company and the ...
5 Projected Financial ...
6 Valuation
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8 Appendix

Income taxes (R$ billions)


16.9%
19.6%
34.0%
34.0%
34.0%
34.0%
34.0%
34.0%
34.0%
34.0%
34.0%
0.9
1.0
1.7
2.1
2.2
2.2
2.2
2.2
2.3
2.4
2.5
2018
2019
2020
2021
2022
2023
2024
2025
2026
2027
2028
Projected direct taxes
% effective tax rate

Main premises:

- The direct taxes were projected according to the current legislation, considering the Real Income approach, presenting the following rates of Corporate Income Tax (IRPJ) and Social Contribution on Net Income (CSLL):
  - i. IRPJ: calculated according to the current Brazilian legislation (Law No. 9,430 of December 27, 1996), there is a 15.0% incidence on Earnings before Taxes and 10.0% on the portion of the excess income to R$ 240 thousand per year; and
  - ii. CSLL: calculated according to the current Brazilian legislation (Law no. 7,689, dated December 15, 1988), there is a 9.0% incidence on Earnings Before Taxes.
- At the base date, the Company had a balance of tax losses and negative CS base of approximately R$ 500 million, which were fully consumed in 2018.
- Additionally, the amortization of the goodwill generated on the purchase of Aracruz, occurs until 2019, reducing the effective rate in this period.

Suzano Papel e Celulose S.A.: Financial Economic Valuation of Fibria Celulose S.A., on the base date of March 31, 2018. | Page 29 of 46

July 10, 2018

5 Projected Financial Information
Working Capital

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Drivers of Working Capital

Accounts	Drivers		dec-16	dec-17	mar-18	Assump.
Accounts receivable	days	REV	23.8	36.6	30.8	31.2
Inventory	days	COGS	114.5	123.4	145.9	145.9
Other assets	%	REV	2.7%	2.6%	1.9%	1.9%
Recoverable taxes	%	REV	19.4%	18.2%	14.3%	14.4%
Advanceswith suppliers	days	REV	24.9	19.8	25.6	25.6
Applications						
Accounts payable – suppliers	days	COGS	78.8	101.9	52.9	62.3
Accounts payable – Klabin	days	COGS	51.8	82.6	86.0	n.a.
Salaries and social fees	%	REV	1.7%	1.7%	0.8%	0.8%
Recoverable taxes	%	REV	0.9%	2.1%	0.8%	0.8%
Other accounts payables	days	COGS	27.8	26.3	29.9	29.9
Resources						

*Rev: Net Revenue ; COGS: Cost of Goods Sold

Main premises:

- We analyzed the balance sheet accounts and classified the balances between operating and non-operating assets and liabilities;
- We calculated the projections of working capital projections for each item of operational assets and liabilities, and we adopted the indicators for March 2018, according to the nature of each account;
- The increase in working capital in 2023 is the result of the closure of the operations with Klabin, which have a high period in accounts payable;
- The Company's stabilized average working capital represents approximately 33.2% of net revenue.

Net Working Capital (R$ billions)


35.6%
26.7%
27.0%
27.4%
27.8%
35.9%
35.9%
35.9%
35.9%
35.9%
35.9%
4.9
4.4
4.7
4.8
4.9
6.2
6.4
6.7
6.9
7.2
7.5
2018
2019
2020
2021
2022
2023
2024
2025
2026
2027
2028
Net working capital
% ROL

Suzano Papel e Celulose S.A.: Financial Economic Valuation of Fibria Celulose S.A., on the base date of March 31, 2018. | Page 30 of 46

July 10, 2018

5 Projected Financial Information
Cashflow, Perpetuity and Non-Operational Items

Dashboard
1 Executive Summary
2 Macroeconomic Analysis
3 Sector Analysis
4 The Company and the ...
5 Projected Financial ...
6 Valuation
7 Exhibits
8 Appendix

Perpetuity

- Perpetuity estimates the value of cash flows after the explicit projection period. Given the expectation that the Company will have stable cash flows at the end of the explicit period, Gordon's methodology is reasonable for calculating perpetuity, based on the cash flow of the last explicit period, a long-term growth rate and a discount rate.
- For the calculation of the perpetuity value, the percentage growth (g) of 3.9% a.a. was considered, based on long-term inflation, calculated by the Central Bank. In this way real growth was considered zero after 2028.
- The percentage of 3.9% a.a. (g) was subtracted from the discount rate of 10.2%, to obtain the capitalization rate of 6.3%;
- The capitalization rate was used to estimate the perpetuity value, based on the constant growth model, as shown below

Present Value of the Perpetuity



Terminal Cash Flow
Cap. rate
Discount Factor in the last period
Cap. rate = Discount Rate – g

Non-Operational Assets and Liailities and Net Debt (R$ billions)

Non operational assets	
Financial Instruments	0.4
Related Parts	0.0
Judicial deposits	0.2
Deferred Taxes	0.5
Investments	0.2
Total	**1.3**

Non operational liability	
Dividends payable	0.3
Financial Instruments	0.3
Provision for Contingencies	0.1
Total	**0.7**

Net debt	
Cash and equivalents	2.9
Marketable securities	3.1
Loan Financing	(18.9)
Total	**(12.9)**

The values considered for the non operational items refer to the book value registered on the Company's balance sheet, as of the reference date.

It was not consider any non accounted asset or liability contingencies, insufficiencies, superveniences, or fair value of those items. If the fair value of the non operational items net of tributary effects were considered, the total non operational adjustments would result in a decrease of approximately R$ 780 millions.

Discounted Cash Flow (R$ billions)



2.7
3.7
2.4
2.1
2.0
1.3
1.9
1.9
1.8
1.7
1.6
2018
2019
2020
2021
2022
2023
2024
2025
2026
2027
2028
Discounted cash flow

Suzano Papel e Celulose S.A.: Financial Economic Valuation of Fibria Celulose S.A., on the base date of March 31, 2018. | Page 31 of 46

July 10, 2018 6 Valuation Suzano Papel e Celulose S.A.: Financial Economic Valuation of Fibria Celulose S.A., on the base date of March 31, 2018. | Page 32 of 46

July 10, 2018 1 Executive Summary 7 Exhibits 3 Sector Analysis Relevered Beta 0.981 Market risk Premium 6.0% 2 Risk Free Rate (RF USA) 2.8% 3 CAPM 13.2% CAPM (Ke) 67,3% Country Risk – EMBI + 2.5% 4 WACC 10.2% Specific Risk Premium 0.0%5 Inflation Differential 1.9% 6 Debt after taxes 4.0% 32.7% Cost of Debt (Kd) Debt before taxes %6.0 7 Notes: [1] Source: EY based on research using S&P Capital IQ [2] Source: EY LLP – market risk premium is based on expectations, historical information, and future market risk [3] Source: Based on the 20 year T-bills, from the Federal Reserve [4] Source: JP Morgan, data available via Ipeadata [5] Source: Duff & Phelps – size premium [6] Source: Central Bank of Brazil and Oxford Economics [7] Source: Average cost of debt divulged by Fibria on the base date Suzano Papel e Celulose S.A.: Financial Economic Valuation of Fibria Celulose S.A., on the base date of March 31, 2018. | Page 33 of 46 6 ValuationDashboard Discount Rate2 Macroeconomic Analysis8 Appendix 4 The Company and the ... 5 Projected Financial Information 6 Valuation

July 10, 2018 1 Executive Summary 7 Exhibits 3 Sector Analysis According to the assumptions described, the valuation results obtained are shown in the table opposite. For the sensitivity analysis of the discount rate, we calculated the WACC at a value of 10.2%, within the range of 10.0% to 10.5%. | Present value of cashflows 23,165 22,969 22,690 Present value of the perpetuity 29,029 27,559 25,611 Operational Value (EV) 52,193 50,528 48,301 Non-operational assets and liabilites 516 516 516 Net Debt (12,972) (12,972) (12,972) Value of total capital 39,782 38,116 35,889 Premium over MarketCap – base date 10.6% 6.0% -0.2% Source: EY Suzano Papel e Celulose S.A.: Financial Economic Valuation of Fibria Celulose S.A., on the base date of March 31, 2018. | Page 34 of 46 Base Scenario (R$ millions) 10.0% 10.2% 10.5% Composition of Value-Base Scenario 6 ValuationDashboard Estimation of Value – Base Scenario2 Macroeconomic Analysis8 Appendix 4 The Company and the ... 5 Projected Financial Information 6 Valuation

July 10, 2018 1 Executive Summary 7 Exhibits 3 Sector Analysis In order to measure the effect of exchange rate variation on the Company’s value, we calculated the sensibility by varying the projected exchange rate by +1% and -1%. | Present value of cashflows 23,589 22,961 22,349 The obtained results are presented considering a 10.2% WACC discount rate. on the right, Present value of perpetuity 28,301 27,566 26,817 Operational Value (EV) 51,889 50,528 49,166 Non-operational assets and liabilites 516 516 516 Net debt (12,972) (12,972) (12,972) Total value of capital 39,478 37,413 36,754 Source: EY Suzano Papel e Celulose S.A.: Financial Economic Valuation of Fibria Celulose S.A., on the base date of March 31, 2018. | Page 35 of 46 Composition of value (R$ millions)+1%Base-1% Composition of Value - Sensibility of the projected Exchange rate 6 ValuationDashboard Estimation of Value – Sensibility Analysis2 Macroeconomic Analysis8 Appendix 4 The Company and the ... 5 Projected Financial Information 6 Valuation

July 10, 2018 1 Executive Summary 7 Exhibits 3 Sector Analysis In order to measure the effect of cellulose price variation on the Company’s value, we calculated the sensibility by varying the projected cellulose price in Reais by +1% and -1%. | Present value of cashflows 23,646 22,961 22,276 Present value of perpetuity 28,381 27,566 26,751 The obtained results are presented considering a 10.2% WACC discount rate. on the right, Operational Value (EV) 52,028 50,528 49,027 Non-operational assets and liabilites 516 516 516 Net debt (12,927) (12,927) (12,927) Total value of capital 39,616 38,116 36,616 Source: EY Suzano Papel e Celulose S.A.: Financial Economic Valuation of Fibria Celulose S.A., on the base date of March 31, 2018. | Page 36 of 46 Composition of value (R$ millions)+1%Base-1% Composition of Value - Sensibility of the projected prices of cellulose 6 ValuationDashboard Estimation of Value – Analysis of Prices2 Macroeconomic Analysis8 Appendix 4 The Company and the ... 5 Projected Financial Information 6 Valuation

July 10, 2018 1 Executive Summary 7 Exhibits 3 Sector Analysis Suzano Papel e Celulose S.A.: Financial Economic Valuation of Fibria Celulose S.A., on the base date of March 31, 2018. | Page 37 of 46 The graph above shows the evolution of the market value of the total capital of Fibria (MarketCap) between January 1, 2017 and June 13, 2018. The main highlights are: •Value on the base date: R$ 35.97 billions; •Minimum value (1): low quotation in the period: R$ 13.90 billions •Maximum value (1): high quotation in the period: R$ 41.49 billion •Minimum value (2): low quotation between the base date and 6 previous months: R$ 23.70 billions •Maximum value (2): high quotation between the base date and 6 previous months: R$ 39.69 billion 6 ValuationDashboard Estimation of Value– Market Capitalization2 Macroeconomic Analysis8 Appendix 4 The Company and the ... 5 Projected Financial Information 6 Valuation

July 10, 2018 7 Exhibits Suzano Papel e Celulose S.A.: Financial Economic Valuation of Fibria Celulose S.A., on the base date of March 31, 2018. | Page 38 of 46

July 10, 2018

7 Exhibits
Income Statement

Dashboard
1 Executive Summary
2 Macroeconomic Analysis
3 Sector Analysis
4 The Company and the ...
5 Projected Financial Information
6 Valuation
7 Exhibits
8 Appendix

	Historical Financial information					*Projected Financial information*										
Income Statement	**Dec. 14**	**Dec. 15**	**Dec. 16**	**Dec. 17**	**Mar. 18**	**Dec. 18**	**Dec. 19**	**Dec. 20**	**Dec. 21**	**Dec. 22**	**Dec. 23**	**Dec. 24**	**Dec. 25**	**Dec. 26**	**Dec. 27**	**Dec. 28**
Net Revenue	**7,084**	**10,081**	**9,615**	**11,739**	**3,693**	**13,783**	**16,529**	**17,260**	**17,393**	**17,655**	**17,247**	**17,920**	**18,619**	**19,345**	**20,099**	**20,883**
Operational Costs	(3,697)	(4,013)	(5,148)	(6,070)	(1,597)	(5,799)	(7,484)	(7,782)	(7,564)	(7,346)	(6,534)	(6,786)	(7,048)	(7,320)	(7,602)	(7,896)
Gross Profit	**3,387**	**6,068**	**4,467**	**5,669**	**2,096**	**7,984**	**9,045**	**9,478**	**9,828**	**10,309**	**10,714**	**11,134**	**11,571**	**12,025**	**12,497**	**12,987**
Expenses with sales	(356)	(427)	(472)	(536)	(178)	(358)	(550)	(552)	(541)	(530)	(505)	(507)	(510)	(513)	(516)	(518)
Administrative expenses	(248)	(249)	(263)	(271)	(70)	(201)	(281)	(288)	(293)	(298)	(300)	(308)	(316)	(325)	(333)	(342)
Other operational receipts/expenses	749	24	(321)	(340)	(66)	(112)	(84)	(88)	(91)	(95)	(99)	(103)	(107)	(111)	(116)	(120)
Equity results	(1)	0	(1)	0	-	(1)	(1)	(1)	(1)	(1)	(1)	(1)	(1)	(1)	(1)	(1)
Operational Expenses	**144**	**(652)**	**(1,056)**	**(1,146)**	**(314)**	**(671)**	**(915)**	**(929)**	**(926)**	**(923)**	**(904)**	**(919)**	**(934)**	**(950)**	**(966)**	**(983)**
EBITDA	**3,531**	**5,416**	**3,411**	**4,523**	**1,782**	**7,313**	**8,129**	**8,549**	**8,902**	**9,386**	**9,809**	**10,215**	**10,637**	**11,076**	**11,532**	**12,005**
Depreciation	(1,874)	(1,892)	(1,983)	(2,205)	(620)	(2,110)	(3,143)	(3,537)	(2,628)	(2,898)	(3,304)	(3,754)	(4,142)	(4,331)	(4,513)	(4,702)
EBIT	**1,657**	**3,524**	**1,428**	**2,318**	**1,162**	**5,203**	**4,986**	**5,013**	**6,275**	**6,488**	**6,506**	**6,461**	**6,494**	**6,745**	**7,019**	**7,302**
Financial results	(1,636)	(3,685)	1,616	(783)	(270)											
EBT	**21**	**(161)**	**3,043**	**1,535**	**892**	**5,203**	**4,986**	**5,013**	**6,275**	**6,488**	**6,506**	**6,461**	**6,494**	**6,745**	**7,019**	**7,302**
IRPJ & CSLL	141	518	(1,380)	(442)	(277)	(878)	(976)	(1,704)	(2,133)	(2,206)	(2,212)	(2,197)	(2,208)	(2,293)	(2,386)	(2,483)
Net Income	**162**	**357**	**1,663**	**1,093**	**615**	**4,325**	**4,010**	**3,308**	**4,141**	**4,282**	**4,294**	**4,264**	**4,286**	**4,452**	**4,633**	**4,820**
Financial indicators																
% revenue growth		*42.3%*	*-4.6%*	*22.1%*	*25.8%*	*24.4%*	*-5.4%*	*4.4%*	*0.8%*	*1.5%*	*-2.3%*	*3.9%*	*3.9%*	*3.9%*	*3.9%*	*3.9%*
Costs % of Revenue	*-52.2%*	*-39.8%*	*-53.5%*	*-51.7%*	*-43.2%*	*-42.1%*	*-45.3%*	*-45.1%*	*-43.5%*	*-41.6%*	*-37.9%*	*-37.9%*	*-37.9%*	*-37.8%*	*-37.8%*	*-37.8%*
Gross Margin	*47.8%*	*60.2%*	*46.5%*	*48.3%*	*56.8%*	*57.9%*	*54.7%*	*54.9%*	*56.5%*	*58.4%*	*62.1%*	*62.1%*	*62.1%*	*62.2%*	*62.2%*	*62.2%*
Expenses % of Revenie	*2.0%*	*-6.5%*	*-11.0%*	*-9.8%*	*-8.5%*	*-4.9%*	*-5.5%*	*-5.4%*	*-5.3%*	*-5.2%*	*-5.2%*	*-5.1%*	*-5.0%*	*-4.9%*	*-4.8%*	*-4.7%*
EBITDA Margin	*49.8%*	*53.7%*	*35.5%*	*38.5%*	*48.3%*	*53.1%*	*49.2%*	*49.5%*	*51.2%*	*53.2%*	*56.9%*	*57.0%*	*57.1%*	*57.3%*	*57.4%*	*57.5%*
EBIT Margin	*23.4%*	*35.0%*	*14.8%*	*19.7%*	*31.5%*	*37.7%*	*30.2%*	*29.0%*	*36.1%*	*36.7%*	*37.7%*	*36.1%*	*34.9%*	*34.9%*	*34.9%*	*35.0%*
Effective tax rate	--	--	--	--	--	*16.9%*	*19.6%*	*34.0%*	*34.0%*	*34.0%*	*34.0%*	*34.0%*	*34.0%*	*34.0%*	*34.0%*	*34.0%*

Suzano Papel e Celulose S.A.: Financial Economic Valuation of Fibria Celulose S.A., on the base date of March 31, 2018. | **Page 39 of 46**

July 10, 2018

7 Exhibits
Discounted Cash flow

Dashboard
1 Executive Summary
2 Macroeconomic Analysis
3 Sector Analysis
4 The Company and the ...
5 Projected Financial Information
6 Valuation
7 Exhibits
8 Appendix

Discounted Cashflow	Dec. 18	Dec. 19	Dec. 20	Dec. 21	Dec. 22	Dec. 23	Dec. 24	Dec. 25	Dec. 26	Dec. 27	Dec. 28	Perp.
EBIT	5,203	4,986	5,013	6,275	6,488	6,506	6,461	6,494	6,745	7,019	7,302	7,587
IR&CS	(878)	(976)	(1,704)	(2,133)	(2,206)	(2,212)	(2,197)	(2,208)	(2,293)	(2,386)	(2,483)	(2,580)
NOPAT	**4,325**	**4,010**	**3,308**	**4,141**	**4,282**	**4,294**	**4,264**	**4,286**	**4,452**	**4,633**	**4,820**	**5,007**
Depreciation - fixed assets	920	1,281	1,345	1,411	1,482	1,520	1,590	1,669	1,753	1,841	1,933	1,933
Depreciation - biological	1,190	1,862	2,192	1,216	1,416	1,783	2,164	2,473	2,578	2,672	2,769	2,769
Capex - fixed assets	(903)	(1,222)	(1,284)	(1,350)	(1,420)	(1,459)	(1,528)	(1,607)	(1,690)	(1,777)	(1,868)	(1,933)
Capex - biological	(1,595)	(2,267)	(2,351)	(2,437)	(2,526)	(2,617)	(2,713)	(2,812)	(2,914)	(3,021)	(3,131)	(2,769)
Vatiation NWC	(1,186)	491	(248)	(104)	(141)	(1,287)	(241)	(251)	(260)	(271)	(281)	(304)
Free Cashflow	**2,752**	**4,155**	**2,962**	**2,877**	**3,094**	**2,234**	**3,536**	**3,760**	**3,918**	**4,077**	**4,242**	**4,704**
Months (end of period)	9	21	33	45	57	69	81	93	105	117	129	
Months (mid period)	5	15	27	39	51	63	75	87	99	111	123	
Discount factor | WACC @10.2%	0.96	0.89	0.80	0.73	0.66	0.60	0.54	0.49	0.45	0.41	0.37	
Discounted free cashflow	**2,654**	**3,680**	**2,380**	**2,098**	**2,047**	**1,341**	**1,926**	**1,859**	**1,758**	**1,660**	**1,567**	

Composition of value	
Σ | discounted free cashflow	22,969
Present value of the perpetuity	27,559
Operational Value	**50,528**
Net non-operational assets and liabilities	516
Cash and equivalents	5,995
Financial debt	(18,922)
Economic value	**38,116**

Premium above *Market Cap* 6.0%

Perpetuitye: *Gordon growth method*	
Terminal year cash flow	4,704
Divided by: Cap. Rate	6.3%
Future value of the perpetuity	74,609
Discount factor	0.37
Present value of the perpeuity	**27,559**

Perpetuity growth (g)	3.9%
Inflation	3.9%
Real Growth	0.0%

Suzano Papel e Celulose S.A.: Financial Economic Valuation of Fibria Celulose S.A., on the base date of March 31, 2018. | Page 40 of 46

July 10, 2018

7 Exhibits
Discount Rate

Dashboard
1 Executive Summary
2 Macroeconomic Analysis
3 Sector Analysis
4 The Company and the ...
5 Projected Financial Information
6 Valuation
7 Exhibits
8 Appendix

Comparable Companies	Ticker	Beta	Debt/Equity	Taxes	Unlevered Beta
Klabin S.A.	BOVESPA:KLBN4	0.65	77.1%	29.7%	0.42
Empresas CMPC S.A.	SNSE:CMPC	1.18	45.2%	13.9%	0.85
Nine Dragons Paper (Holdings) Limited	SEHK:2689	1.01	55.2%	25.0%	0.68
Resolute Forest Products Inc.	NYSE:RFP	2.09	104.8%	40.0%	1.29
The Navigator Company, S.A.	ENXTLS:NVG	1.08	23.9%	16.0%	0.90
UPM-Kymmene Oyj	HLSE:UPM	1.02	6.9%	18.2%	0.96
Stora Enso Oyj	HLSE:STERV	1.12	25.5%	21.0%	0.94
International Paper Company	NYSE:IP	1.13	50.5%	19.4%	0.80
Suzano Papel e Celulose S.A.	BOVESPA:SUZB3	0.34	33.5%	19.3%	0.27
Fibria Celulose S.A.	BOVESPA:FIBR3	0.41	53.8%	28.8%	0.30
Average		**1.00**	**48.6%**	**23.1%**	**0.74**
Median		**1.05**	**47.9%**	**20.2%**	**0.83**

CAPM (Ke)		
Description		**Parameters**
Unlevered Beta	[a]	0.74
Debt / Equity	[a]	48.6%
Taxes	[b]	34.0%
Relevered Beta		0.98
Prêmio de risco de mercado	[c]	6.0%
Market Risk Premium	[d]	2.8%
Country Risk - EMBI +	[e]	2.5%
Specific Risk Premium	[f]	
Inflation Differential	[g]	1.9%
CAPM (Ke)		**13.2%**

Cost of Debt (Kd)		
Debt before taxes	[h]	6.0%
Taxes	[b]	34.0%
Debt after taxes		**4.0%**

Cost of Capital (WACC)			
Debt	32.7%	Kd	4.0%
Equity	67.3%	Ke	13.2%
WACC = (D x Kd) + (E x Ke)			**10.2%**

Note(s)
[a] Source: EY based on data from S&P Capital IQ
[b] Source: Brazilian fiscal legislation
[c] Source: EY LLP market risk based on historical market data and future market outlook
[d] Source: Based on 20 year T-bills from the Federal Reserve
[e] Source: JP Morgan, data available on Ipeadata
[f] Source: Duff & Phelps
[g] Source: Central Bank of Brazil and Oxford Economics
[h] Source: Cost of debt of Fibria as of December 31, 2017

Suzano Papel e Celulose S.A.: Financial Economic Valuation of Fibria Celulose S.A., on the base date of March 31, 2018. | Page 41 of 46

July 10, 2018

7 Exhibits
Macroeconomic Premises

Dashboard
1 Executive Summary
2 Macroeconomic Analysis
3 Sector Analysis
4 The Company and the ...
5 Projected Financial Information
6 Valuation
7 Exhibits
8 Appendix

Year	2014	2015	2016	2017	2018	2018	2019	2020	2021	2022	2023	2024	2025	2026	2027	2028
Period	Dec. 14	Dec. 15	Dec. 16	Dec. 17	Mar. 18	Dec. 18	Dec. 19	Dec. 20	Dec. 21	Dec. 22	Dec. 23	Dec. 24	Dec. 25	Dec. 26	Dec. 27	Dec. 28
GDP	0.5%	-3.8%	-3.6%	1.0%	0.7%	2.1%	3.1%	2.7%	2.7%	2.7%	2.7%	2.7%	2.7%	2.7%	2.7%	2.7%
GDP Services	1.0%	-2.7%	-2.7%	0.2%	0.6%	1.8%	2.6%	2.7%	2.9%	3.0%	3.0%	3.0%	3.0%	3.0%	3.0%	3.0%
GDP Industry	-1.5%	-6.3%	-3.8%	-0.1%	0.9%	2.8%	3.1%	2.9%	2.9%	2.9%	2.9%	2.9%	2.9%	2.9%	2.9%	2.9%
GDP Agroculture	2.8%	3.6%	-6.6%	12.3%	0.2%	0.7%	2.9%	3.3%	3.4%	3.3%	3.3%	3.3%	3.3%	3.3%	3.3%	3.3%
Inflation rate	6.4%	10.7%	6.3%	2.9%	0.9%	2.7%	4.1%	4.0%	4.0%	3.9%	3.9%	3.9%	3.9%	3.9%	3.9%	3.9%
IGP-M	3.7%	10.5%	7.2%	-0.5%	1.1%	3.4%	4.3%	4.2%	4.1%	4.1%	4.1%	4.1%	4.1%	4.1%	4.1%	4.1%
CPI (american inflation	1.6%	0.4%	1.3%	2.1%	0.6%	1.9%	1.9%	1.9%	1.9%	2.0%	2.0%	2.0%	2.0%	2.0%	2.0%	2.0%
Inflation Differential (IPCA x CPI)	4.7%	10.2%	5.0%	0.8%	0.3%	0.8%	2.1%	2.1%	2.0%	1.9%	1.9%	1.9%	1.8%	1.8%	1.8%	1.9%
Selic	10.9%	13.4%	14.1%	10.1%	1.6%	4.8%	7.3%	8.0%	8.0%	7.9%	7.9%	7.9%	7.9%	7.9%	7.9%	7.9%
LIBOR (London Interbank Offered Rate)	0.0%	0.0%	0.0%	0.0%	0.7%	2.0%	2.7%	2.7%	2.7%	2.7%	2.7%	2.7%	2.7%	2.7%	2.7%	2.7%
Exchange - mid year (BRL/ USD)	2.35	3.34	3.48	3.19	3.28	3.28	3.35	3.42	3.45	3.53	3.60	3.66	3.73	3.80	3.87	3.94
Exchange - end of year(BRL/ USD)	2.66	3.90	3.26	3.31	3.32	3.29	3.36	3.43	3.47	3.57	3.64	3.70	3.77	3.84	3.91	3.98
TJLP	5.0%	6.3%	7.5%	7.1%	1.6%	5.0%	6.7%	6.7%	6.7%	6.7%	6.7%	6.7%	6.7%	6.7%	6.7%	6.7%

Suzano Papel e Celulose S.A.: Financial Economic Valuation of Fibria Celulose S.A., on the base date of March 31, 2018. | Page 42 of 46

Suzano Papel e Celulose SA: Financial Economic Valuation of Fibria Celulose SA, on the base date of March 31, 2018. I Page 43 of 46

July 10, 2018 1 Executive Summary 7 Exhibits 3 Sector Analysis 1. Our presentation is based on information and dates of administration of the Company. According to the professional practices, an analysis is derived from the application of the Income Approach using a Discounted Cash Flow methodology. 2. To achieve the work of Economic Evaluation, on March 31, 2018. The performance indicators are appraised and updated as of March 31, 2018.), as well as projections of future events. 3. The reports were published by professionals of the EY with information by the Administration, as well as by external sources, when indicated. 4. The team of team professionals may have a financial interest in Fibria and Suzano, thus characterizing their independence. The estimated fees for the execution of this work were not based and have not had any relation with the results reported here. 5. This work was developed based on information published by the Company, complemented by non-passive information. This information has been stored true since it is not part of the scope of any type of audit procedure. Because there were no audit parameters, EY is no longer able to assume the role according to historical information. 6. The projections are based on the information extracted from the communications offered by the Administration, the public sessions on the sector and the sessions in meetings and discussions with the Company. 7. It was part of our work to obtain information with Fibria and with Suzano that we believe to be reliable, being the responsibility for its veracity exclusively of the management of the companies. 8. No investigations have been carried out on Fibria's title deeds, nor any verification of the existence of liens or encumbrances; 9. EY has no responsibility to update this report for events and circumstances that occur after the base date. 10. Our work does not contemplate any process of auditing, due diligence and / or tax advice and, therefore, we do not consider in this evaluation any contingencies that are not registered by Fibria at the base date. 11. It was not part of our job to provide spreadsheets and / or financial models that supported our analysis. 12. The value per quota was not calculated, nor was any control premium considered in the evaluation. Therefore, it was considered that Fibria's fair value estimate represents 100% of its shares. 13. We have not had the opportunity to expose Fibria's business or assets individually or jointly to the market. As a result, we could not conclude whether there are potential buyers who wish to pay a fee for the deal that exceeds our estimate. 14. Fibria's fair value expectation / estimate contained in this report was calculated based on the methodology of the CDF which does not necessarily reflect its possible trading price. It is worth mentioning that the methodology of the CDF has some limitations, as mentioned in this report. Suzano Papel e Celulose S.A.: Financial Economic Valuation of Fibria Celulose S.A., on the base date of March 31, 2018. | Page 44 of 46 8 AppendixDashboard6 Valuation Declaration of General Limitations2 Macroeconomic Analysis 4 The Company and the ... 5 Projected Financial Information 8 Appendix

July 10, 2018 1 Executive Summary 7 Exhibits 3 Sector Analysis 15. This report has been prepared for the purpose described in our agreement, and should not be used for any other purpose. EY shall not assume any responsibility for any third party nor shall the report be used outside the stated purpose. 16. Some historical financial information used in our valuation was derived from Fibria's audited financial statements and is the responsibility of Management. The financial statements may include disclosures required by generally accepted accounting principles. We do not perform an independent verification of the accuracy or completeness of the data provided and we do not give our opinion or any kind of guarantee as to its accuracy or completeness. 17. We do not assume any responsibility for any accounting or fiscal decisions, which are the responsibility of Suzano. We understand that Suzano assumes responsibility for any accounting or tax matters related to the Transaction, and for the final use of our Report. 18. Any user of this report must be aware of the conditions that guided this work, as well as the market and economic situations of Brazil, at the base date of the evaluation. 19. According to our contract, before the report is issued in final version, Suzano send us a letter of representation signed, confirming to be in agreement with the EY to the principal assumptions used in the analysis of the assessment of Fibria and not have knowledge of any relevant information that could change our conclusions. 20. Our evaluation is based on elements that are reasonably expected, so it does not take into account possible extraordinary and unforeseeable events (new regulations for companies, changes in tax legislation, natural disasters, political and social events, nationalizations, among others ). 21. Our assessment was based on best available information and estimates. However, since any projection encompasses risks and uncertainties, actual results may differ from projections. 22. Factors that may result in differences between projected cash flows and actual results include changes in the external environment, changes in the Company's internal operating environment, and modeling differences. The CDF method does not anticipate changes in the external and internal environments in which the company is inserted, except those pointed out in this report. Suzano Papel e Celulose S.A.: Financial Economic Valuation of Fibria Celulose S.A., on the base date of March 31, 2018. | Page 45 of 46 8 AppendixDashboard6 Valuation Declaration of General Limitations2 Macroeconomic Analysis 4 The Company and the ... 5 Projected Financial Information 8 Appendix

EY | Audit | Tax| Corporate Transactions | Consulting About EY EY is a global leader in Audit, Tax, Corporate Transactions and Consulting services. Our insights and the quality services we provide help build confidence in the capital markets and economies around the world. We develop exceptional leaders who work in teams to fulfill our commitments to all stakeholders. With this, we play a key role in building a better business world for our people, our customers and our communities. EY refers to the global organization and may also refer to one or more member firms of Ernst & Young Global Limited (EYG), each of which is an independent legal entity. Ernst & Young Global Limited, a privately held company incorporated in the United Kingdom and limited by guarantee, does not provide services to customers. For more information about our organization, visit ey.com. © 2018 EYGM Limited. All rights reserved. www.ey.com.br

ANNEX 4.7

TO THE PROTOCOL AND JUSTIFICATION OF MERGER OF SHARES

ISSUED BY FIBRIA INTO EUCALIPTO HOLDING S.A., FOLLOWED BY

MERGER OF EUCALIPTO HOLDING S.A. INTO SUZANO PAPEL E CELULOSE

Suzano Papel e Celulose S.A. Valuation of Shareholders' Equity at the market price of Fibria Celulose S.A., on the base date of March 31, 2018. 10 July 2018

10 July 2018 July 10, 2018 Suzano Papel e Celulose S.A. A/C: Daniel Nascimento Av. Brigadeiro Faria Lima, 1355 - 8 andar São Paulo – SP, Brasil 01452-919 Valuation of Shareholder’s Equity at Market Prices of Fibria Celulose S.A. As requested by you, Ernst & Young Assessoria Empresarial Ltda. ("EY") presents the appraisal report of the Shareholders' Equity at market prices of Fibria Celulose S.A. ("Fibria" or "Company"), as of March 31, 2018 ("base date"). We understand that Suzano Papel e Celulose SA ("Suzano") will use this report only as support for calculating the replacement ratio of shares of Eucalipto Holding SA ("Eucalipto") for Suzano shares, as provided for in article 264 of Law 6404 / 76, ("S.A. Law"), in the context of the combination transaction of the operations of the companies ("Transaction"). Eucalipto is a subsidiary of Suzano, which as of the reference date had only the cash assets in the amount of R $ 200.00 (two hundred reais), which will be used in the corporate reorganization to enable the Transaction. As part of the Transaction, Eucalipto will incorporate all of Fibria's shares and will subsequently be merged into Suzano, with its consequent extinction. As anticipated in the Transaction, at the time of incorporation of Eucalipto by Suzano, Eucalipto is expected to hold only all the assets and liabilities previously belonging to Fibria. In this way, this Report will be used to subsidize the value of Shareholders' Equity of the market prices of Eucalipto at the time of the merger. In this context, our estimate of value should not be considered as investment advice or recommendation or any transaction involving the Company's capital, fairness, or used for financing / raising funds, as well as any other purpose except as described above . This Report contemplates the objective, scope, procedures and methodologies used, as well as the main assumptions involved in calculating Fibria's estimate of Shareholders' Equity at market prices. We emphasize that we did not investigate independently, nor was any audit process applied to the information provided by Fibria, notably the Balance Sheet of the base date. It should be noted that the closing of the Transaction depends, among other precedent conditions, on the prior approval by the Brazilian Defense Authorities (CADE) and other specific countries. In this context, until the close of the Transaction occurs, among other things, any exchange or sharing of competitively sensitive information between Fibria and Suzano is not permitted. In this way, it is worth noting that for this exercise, public information was primarily taken into account Ernst & Young Assessoria Empresarial Ltda. Av. Presidente Juscelino Kubitschek, 1909 Torre Norte - 10º andar 04543-011 – São Paulo – SP Telefone: +55 11 2573-3000 www.ey.com.br Suzano Papel e Celulose S.A.: Valuation of Shareholders' Equity at the market price of Fibria Celulose S.A., on the base date of March 31, 2018. | Page 2 de 65

10 July 2018 July 10, 2018 Suzano Papel e Celulose S.A. A/C: Daniel Nascimento Av. Brigadeiro Faria Lima, 1355 - 8 andar São Paulo – SP, Brasil 01452-919 Valuation of Shareholder’s Equity at Market Prices of Fibria Celulose S.A. We assume that both the management of Fibria and the management of Suzano have consistently analyzed the factors presented herein and have not omitted any relevant information that could significantly impact the results of our work. Thank you for the opportunity to collaborate with Suzano. If you have any questions or require additional information, please contact Ms. Andrea Fuga or Ms. Roberta Tedesco at +55 (11) 2573 5639. Ernst & Young Assessoria Empresarial Ltda. Av. Presidente Juscelino Kubitschek, 1909 Torre Norte - 10º andar 04543-011 – São Paulo – SP Telefone: +55 11 2573-3000 www.ey.com.br Regards, Andrea Fuga Partner of Valuation Roberta Tedesco Executive Director of Valuation Suzano Papel e Celulose S.A.: Valuation of Shareholders' Equity at the market price of Fibria Celulose S.A., on the base date of March 31, 2018. | Page 3 de 65

10 July 2018 1 Executive Summary 7 Appendix 3 Sector Analysis Dashboard Executive Summary 1 Macroeconomic Analysis 2 Sector Analysis 3 Page 5 Page 6 Page 9 Page 11 The and 4 Company Valuation of Exhibits Appendix the ... Shareholder 5 ... 6 7 Page 17 Page 22 Page 30 Page 41 Suzano Papel e Celulose S.A.: Valuation of Shareholders' Equity at the market price of Fibria Celulose S.A., on the base date of March 31, 2018. | Page 4 de 65 DashboardDashboard6 Exhibits Table of Contents2 Macroeconomic Analysis 4 The Company and the ... 5 Valuation of Shareholder ...

10 July 2018 1 Executive Summary 7 Appendix 3 Sector Analysis R$ 15.2 bi R$ 1.1 bi R$ 16.3 bi Equity book value Adjustments Equity market value R$ 15.2 bi R$ 6.9 bi R$ 22.0 bi Fixed assets book value Adjustments Fixed assets fair value R$ 18.9 bi R$ 0.4 bi R$ 19.4 Loans and financing Adjustments Loans and financing fair value R$ 7.7 bi R$ 0.01 bi R$ 7.7 bi Cash, Financial Applications, Derivatives, and Accounts Receivable Adjustments Cash, Financial Applications, Derivatives, and Accounts Receivable fair value R$ 4.6 bi R$ (4.3) bi R$ 0.3 bi Intangibles Adjustments Intangibles fair value R$ 2.5 bi R$ (0.003) bi R$ 2.5 bi Accounts payable to suppliers Adjustments Accounts payable to suppliers fair value Suzano Papel e Celulose S.A.: Valuation of Shareholders' Equity at the market price of Fibria Celulose S.A., on the base date of March 31, 2018. | Page 5 de 65 DashboardDashboard6 Exhibits Highlights2 Macroeconomic Analysis 4 The Company and the ... 5 Valuation of Shareholder ... Main Assets and Liabilities at Market Value

10 July 2018 1 Executive Summary Suzano Papel e Celulose S.A.: Valuation of Shareholders' Equity at the market price of Fibria Celulose S.A., on the base date of March 31, 2018. | Page 6 de 65

10 July 2018

1 Executive Summary
Executive Summary

Dashboard
1 Executive Summary
2 Macroeconomic Analysis
3 Sector Analysis
4 The Company and the ...
5 Valuation of Shareholder ...
6 Exhibits
7 Appendix

Objective

- Fibria is a Brazilian company, the world leader in the production of bleached eucalyptus pulp. With a production capacity of 7.3 million tons per year, the company exports pulp to more than 35 countries.
- Suzano is the second largest global producer of eucalyptus pulp and the main producer of domestic paper in Latin America.
- In March 2018, Fibria and Suzano announced the combination of their businesses, through which Fibria will become a wholly-owned subsidiary of Suzano.
- The objective of this study is the Fibria Market Value of Shareholders' Equity, as of March 31, 2018, in order to base the calculation of the replacement ratio of Fibria's shares for Suzano shares, as set forth in the article 264 of the Brazilian Corporate Law

Scope of Work

- Discussions with executives and employees of Fibria and Suzano
- Obtaining Fibria's accounting, operating and financial historical data;
- Analysis of the market in which the Company is inserted;
- Individual valuation of relevant assets and liabilities, recorded in the Company's equity position on the base date, at market value, according to the methodologies described in this report.
- It should be noted that this work does not contemplate changes in the external or internal environments in which Fibria operates, in addition to those eventually explained here

General Assumptions

- The value of Shareholders' Equity at Market Prices is defined by CVM Instruction 436 as "the amount calculated based on the sale or settlement of the assets and separately payable under the following conditions:

a) the market value must correspond to the value expressed in cash or equivalent to which the property (or any other asset or liability) could be exchanged between a prone buyer and a prone seller, with reasonable knowledge of both and no compulsion to buy or sell by one or both; and

b) the value of the assets shall be valued by reference to market prices under orderly settlement conditions or "cash equivalents", ie, no account shall be taken of the winding-up amount under forced sales conditions at any cost. "

- The Balance Sheet used was the Consolidated, dated March 31, 2018, as published in the ITR (Quarterly Information) of the Company.
- Base date: March 31, 2018
- Currency: Reais (BRL) in nominal terms.
- Relevance: Only items greater than 1% of the total asset value were adjusted.

Suzano Papel e Celulose S.A.: Valuation of Shareholders' Equity at the market price of Fibria Celulose S.A., on the base date of March 31, 2018. | Page 7 de 65

10 July 2018 7 Appendix 3 Sector Analysis (=) Equity Book Value 15,200 (+) Credit Adjustment to Equity 3,058 (-) Debit Adjustment to Equity (1,411) (-) IR/CS Adjustments (560) (=) Market Value of Equity 16,287 Source: EY Conclusion Based on the information received and the work performed, our valuation resulted in an estimate of Fibria's Shareholder Equity at market prices of approximately BRL 16,287 million, as of March 31, 2018. Suzano Papel e Celulose S.A.: Valuation of Shareholders' Equity at the market price of Fibria Celulose S.A., on the base date of March 31, 2018. | Page 8 de 65 Composition of adjustments(R$ millions) Equity Before and After Adjustments (R$ millions) 1 Executive SummaryDashboard6 Exhibits Estimation of Value2 Macroeconomic Analysis 4 The Company and the ... 5 Valuation of Shareholder ... 1 Executive Summary

10 July 2018 2 Macroeconomic Analysis Suzano Papel e Celulose S.A.: Valuation of Shareholders' Equity at the market price of Fibria Celulose S.A., on the base date of March 31, 2018. | Page 9 de 65

10 July 2018

2 Macroeconomic Analysis
Macroeconomic Analysis

Dashboard
1 Executive Summary
2 Macroeconomic Analysis
3 Sector Analysis
4 The Company and the ...
5 Valuation of Shareholder ...
6 Exhibits
7 Appendix

IPCA Historic and Projected


10.7%
6.4%
6.3%
2.9%
3.6%
2014
2015
2016
2017
2018(P)
2019(P)
2020(P)
2021(P)
2022(P)
2023(P)
2024(P)
2025(P)
2026(P)
2027(P)
2028(P)

Source: Central Bank of Brazil

Exchange Rate Historic and Projected


2014 2015 2016 2017 1Q18 2018 2019 2020 2021 2022 2023 2024 2025 2026 2027 2028
Projetado na data base (Cenário base)
Projetado em 08/06/2018 (sensibilidade)

Source: Central Bank of Brazil

Macroeconomic analysis

The analysis below refers to the expectations in force on the base date, according to information published by the Focus Bulletin of BACEN, Getúlio Vargas Foundation (FGV), Oxford Economics and JP Morgan.

Brazilian Economy

Economic activity

According to the expectations provided by the Bank on March 30, 2018, GDP grew by 1.0% in 2017 and is expected to be 2.8% in 2018. Real long-term GDP growth was expected to be 2.7% aa this same date.

Inflation

The official inflation index, IPCA, closed the year of 2017 at 2.9%. According to the market expectations presented by the Bank at the base date, the IPCA should reach 3.6% in 2018 and 4.1% in 2019. The expected stabilization in the medium and long term was 3.9% pa

The General Price Index of the Market (IGP-M), calculated by FGV, closed the year of 2017 by -0.5%. The expectation of the Focus Bulletin is that this index reach 4.5% in 2018 and 4.3% in 2019.

Interest Rates

The Monetary Policy Committee (Copom) took into consideration the macroeconomic situation, the outlook for Brazilian inflation and the balance of risks, and decided to lower the Selic rate from 6.8% to 6.5% pa. The Committee understands that the fall in the expectation of inflation in 2017 provides a gap for the reduction of the level of the basic interest rate, which may allow greater investments by companies. (Copom meeting of March 21, 2018). For the coming years the Selic is expected to stabilize at a level of approximately 8% a.a.

Exchange rate BRL / USD

The exchange rate closed the month of December 2017 at 3.31 BRL / USD. Market expectations on the base date indicated an average rate of 3.28 BRL / USD for 2018 and 3.35 for 2019. However, in May and June 2018, due to the increase in political instability in the country, the projections were changed to 3.63 BRL / USD in 2018 and 3.45 in 2019.

Risk-Brazil

The index shows the daily performance gap of US and emerging-market debt securities and is an indicator of the financial health of the country in question. The index ended March at 239 basis points, indicating a difference of 2.39pp. between the performance of Brazilian securities and US securities. The average for the month was 244 basis points.

American Economy

Inflation

The US inflation index grew in 2017 to 2.1%, as well as the expectation for 2018 of 2.5%. The long-term expectation in force at the base date was 1.9% pa

Suzano Papel e Celulose S.A.: Valuation of Shareholders' Equity at the market price of Fibria Celulose S.A., on the base date of March 31, 2018. | Page 10 de 65

10 July 2018 3 Sector Analysis Suzano Papel e Celulose S.A.: Valuation of Shareholders' Equity at the market price of Fibria Celulose S.A., on the base date of March 31, 2018. | Page 11 de 65

10 July 2018

3 Sector Analysis
Global Cellulose and Pulp Market

Dashboard
1 Executive Summary
2 Macroeconomic Analysis
3 Sector Analysis
4 The Company and the ...
5 Valuation of Shareholder ...
6 Exhibits
7 Appendix

- Between 1990 and 2016, global pulp production grew by 11.0% (185.5 million tons) at a CAGR of 0.4%. However, within the period between 2007 and 2009, production was impacted by the international financial crisis, falling 11.3%. Consequently, with the increase of the world's stocks, the companies reduced their productions. Since these events, the same pre-crisis levels have not been recovered.
- The United States is the largest pulp producer in the world, representing 26.3% of the total market with 48.5 millions of tons produced in 2016. As a comparison, US production is triple that of Brazilian production. However, in recent years, the United States and Canada have fallen in production, due to the low competitiveness in the international market, compared with other countries that have gained space in this industry.
- Of the total products derived from pulp, 31.5% are destined for export and the five largest global exporters are Brazil, Canada, Chile, Sweden and the United States, which represent 63.6% of total exports. In 2013, Brazil became the largest exporter, surpassing Canada, mainly to supply the growing Chinese demand, which is the largest importer of pulp in the world. Only China imports 33.0% of the total produced globally, which assists in supplying demand, not only in Brazil, but also in other South American and European countries. Between 2010 and 2016, Brazil tripled the value of its exports, while Chile, which became one of the main players in South America and a major global competitor due to the good adaptability of both eucalyptus and pine pulp production, grew 98.5% during that same period.
- Another important aspect of the global pulp industry is the low price volatility of eucalyptus pulp in the international market, varying by 8.0% between 2000 and 2017, which is explained by the high flexibility of pulp producers to adjust the production required for pulp production. demand curve, the industry's slight cost curve and market prices close to producers' costs.

The 10 largest producers of cellulose in 2016 (millions of tons)


United States
48.5
Brazil
18.8
Canada
17.0
China
16.8
Switzerland
11.1
Finland
10.3
Japan
8.7
Russsia
8.0
Indonesia
6.8
Chile
5.1

Productivity of the forests by country (m³/ha/year)


Canada
5
3
Baltic countries
6
5
Scandanavia
6
5
Russia
6
5
US
10
13
Mozambique
25
11
China
28
21
Brazil
36
31
Productivity Eucalyptus m³/ha/ano
Productivity Pine m³/ha/ano

Source: EMIS, Bloomberg, Parllaxis

Suzano Papel e Celulose S.A.: Valuation of Shareholders' Equity at the market price of Fibria Celulose S.A., on the base date of March 31, 2018. | Page 12 de 65

10 July 2018

3 Sector Analysis
Cellulose in Brazil

Dashboard
1 Executive Summary
2 Macroeconomic Analysis
3 Sector Analysis
4 The Company and the ...
5 Valuation of Shareholder ...
6 Exhibits
7 Appendix

Area of forests planted in Brazil (thousands of hectors)


7,847
8,024
8,249
8,473
8,697
8,922
9,146
5,674
5,792
5,954
6,116
6,277
6,439
6,601
1,584
589
1,544
688
1,508
787
1,473
885
1,437
983
1,401
1,082
1,365
1,180
2016
2017
2018
2019
2020
2021
2022
Eucalyptus
Pine
Other trees
Total

- In Brazil, the two main sources of wood used for pulp production are pine and eucalyptus, accounting for more than 92.5% of the volume produced. The country ranks second in the ranking of pulp producers of all types and first, if only eucalyptus pulp is considered.
- There are two types of cellulose, with different physical and chemical characteristics. The Fibra Longa cellulose is used in the production of papers that demand more resistance, such as those used in packaging, paper and newspaper. The other type, called Short Fiber, derived mainly from eucalyptus, is used for the production of household papers (printing and writing) and sanitary purposes (toilet paper, paper towels and napkins). About 85.0% of the total Brazilian production corresponds to Fibra Curta pulp.
- In 2017, Brazil had the 7th largest area of planted forests certified, covering 6.4 million hectares. In order to promote economic activities and guarantee supplies to local industries, in July 2017, the Government adopted the Annual Forest Granting Plan (PAOF) for 2018, offering a concession of 1.6 million hectares of public forests in the states of Amazonas, Amapá, Pará and Rondônia. Brazil's competitiveness in this sector is explained, among others, by natural factors such as abundance of land and favorable climatic conditions / soil for planting eucalyptus trees (72.3% of the total area planted).
- The increase in eucalyptus productivity in the country is a consequence of the high investment and development of innovations in the biotechnology, genetics and forest maintenance techniques. The result is a productivity gain of 30m3 per hectare per year since the 1970s. As a comparison, this productivity gain enabled the industry to use half of the eucalyptus plantation area for the supply used in China. The production of 1.5 million tons of pulp requires 140 thousand hectares in Brazil, one fifth of the area needed in Scandinavia.

Source: Parallaxis, EMIS, FSC (Forest Stewardship Council)

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10 July 2018

3 Sector Analysis
Cellulose in Brazil

Dashboard
1 Executive Summary
2 Macroeconomic Analysis
3 Sector Analysis
4 The Company and the ...
5 Valuation of Shareholder ...
6 Exhibits
7 Appendix

- The largest state of eucalyptus in Brazil is Minas Gerais, with 24.5% of the total planted area, followed by São Paulo (16.7%), Mato Grosso do Sul (15.5%) and Bahia (10.8% %). Between 2015 and 2016, São Paulo and Minas Gerais had decreases in eucalyptus production of 3.1% and 0.4%, respectively. In contrast, Mato Grosso do Sul and Tocantins had growths of 323.0% and 439.0% between the years 2007 and 2016, with CAGR of 15.5% and 20.6%, respectively.
- Pine production in Brazil is concentrated in only two states, Paraná and Santa Catarina, which represent 77.0% of the planted area of this variety in the country. However, there is a downward trend in the production of this variety for long cutting time (15 years against 7 of eucalyptus) and its profitability compared to eucalyptus.

Area of eucalyptus (%)


PA
2.4%
MA
2.9%
MT
3.3%
BA
10.8%
MG
24.5%
ES
4.1%
MS
15.5%
SP
16.7%
PR
5.2%
RS
5.4%
Outros - 9.2%

Area of pine (%)


BA
0.2%
GO
0.5%
MG
2.3%
ES
0.2%
MS
0.4%
SP
7.8%
PR
42.5%
SC
34.5%
RS
11.7%
Outros - 0%

Source: EMIS, Parallaxis

Suzano Papel e Celulose S.A.: Valuation of Shareholders' Equity at the market price of Fibria Celulose S.A., on the base date of March 31, 2018. | Page 14 de 65

10 July 2018

3 Sector Analysis
Cellulose in Brazil

Dashboard
1 Executive Summary
2 Macroeconomic Analysis
3 Sector Analysis
4 The Company and the ...
5 Valuation of Shareholder ...
6 Exhibits
7 Appendix

Production of cellulose in Brazil (thousands of tons)


5.8%
4.9%
6.4%
-1.2%
0.0%
8.1%
8.8%
5.5%
8.1%
3.5%
11,997
12,697
13,315
14,164
13,992
13,997
15,129
16,465
17,370
18,773
19,422
2007
2008
2009
2010
2011
2012
2013
2014
2015
2016
2017
Production of Cellulose in Brazil (1.000 ton)
Production growth (%)

Source: Parallaxis

Projection of exportation of cellulose (US$ millions)


14.0%
0.7%
5.6%
3.3%
4.0%
3.5%
5,575
6,355
6,397
6,753
6,976
7,255
7,510
2016
2017
2018
2019
2020
2021
2022
Exportation of Cellulose Projections (US$ Mi)
Growth of Exportation (%)

Source: EMIS

- Between 1991 and 2016, pulp production grew 295.0% in Brazil, with a CAGR of 5.7%, the highest annual growth comparing only the 5 largest pulp producers in the world. If we only consider the period between 2007 and 2017, the growth was 61.9%, with output jumping from 12.0 to 19.4 million tons. In 2018, the growth trend continued in the first three months of the year. Between January and March, pulp production in the country was 5.3 million tons, up 13.0% on the same period last year. The total production value of Brazilian pulp will have a CAGR of 6.1% by the year 2022 due mainly to the increased participation of eucalyptus plantation in the product mix of the companies.
- In 2017, the volume of pulp exports grew by 2.8% compared to the previous year, rising from 13.5 million tons to 13.9 million tons. The value of exports increased even more significantly, reaching US $ 6.4 billion in 2017, 14.1% higher than in 2016. The factors that supported this movement were the prices practiced in the international market combined with the devaluation of Real, which positively influenced the competitiveness of the Brazilian product. The growth in Chinese and US demand for Brazilian pulp also ensured maintenance levels of Brazilian exports despite the weakening of the European market. Between 2012 and 2017, the CAGR of the value of exports only to the Chinese market was 15.8%, reaching a total of $ 2.6 billion and 5.5 million tons. Exports to the United States, in the same period, presented a CAGR of 1.5% to a variation in the volume of 3.9%.

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10 July 2018 1 Executive Summary 7 Appendix Exports of pulp are projected to increase at a CAGR of 3.4% between 2017 and 2022, reaching US $ 7.5 billion. This expansion will be due to the strong demand for eucalyptus pulp in developed and developing countries and the low availability of pulp in the global market due to production inefficiencies and the start-up of new plants, especially in China. Since 2013, Brazilian imports have fallen 51.0%, from 430 thousand to 211 thousand tons. Three factors impacted this change: the devaluation of the Real against the Dollar during this period (increasing exports), the growth of pulp production in the country and the development of resistance and use of short-fiber pulp. However, the trend is that imports of pulp will grow at a CAGR of 6.2% between 2017 and 2022, driven by the growing demand from the national pulp paper industry and the production used for the generation of high value products aggregate. Domestic pulp consumption in 2017 grew 1.6% from 6.2 million to 6.3 million tons, mainly due to the recovery in paper production, which increased the use of raw materials in the domestic market. Domestic Projection of importation of cellulose in Brazil (US$ millions) demand corresponds to 33.0% of production, with 94.0% domestic production and only 6.0% from other countries. coming from Source: EMIS Apparent consumption of cellulose in Brazil (thousands of tons) Source: Parallaxis Suzano Papel e Celulose S.A.: Valuation of Shareholders' Equity at the market price of Fibria Celulose S.A., on the base date of March 31, 2018. | Page 16 de 65 3 Sector AnalysisDashboard6 Exhibits Cellulose in Brazil2 Macroeconomic Analysis 4 The Company and the ... 5 Valuation of Shareholder ... 3 Sector Analysis

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10 July 2018

4 The Company and the Transaction
General Vision of the Company

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Fibria

- Fibria was formed from the acquisition of Aracruz Celulose S.A. by Votorantim Celulose e Papel S.A., and was then consolidated and formalized as a company on September 1, 2009.
- The company is the largest producer of eucalyptus pulp in the world, with a production capacity of 7.3 million tons per year and operating through industrial units located in Aracruz (ES), Jacareí (SP), Três Lagoas (MS) and in Eunápolis (BA), city in which Veracel, joint-operation with Stora Enso, is headquartered.
- Fibria's production, which is exported to 35 countries, is generated from 1,056 million hectares of forests, 633,000 hectares of planted forests, 364,000 hectares of preservation areas and 59,000 hectares for other purposes. The pulp manufactured by the company is raw material for different segments of products, among them, education, hygiene, health and cleaning.

Global Presence:



Timeline:

2009	Fibria was created as a result of the acquisition of Aracruz by Vototantim Celulose e Papel. Start of operations in Horizonte 1
2010	Fibria enters the New Market of BM&F Bovespa (actual B3)
2012	Fibria affirms their strategy with the Canadian company Ensyn
2015	Approval of the expansion project Horizonte 2, in Três Lagoras - MS
2017	Fibria iniciates operations for the project Horizonte 2
2018	Suzano announces corporate reorganization with Fibria

Source: Site Fibria

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10 July 2018

4 The Company and the Transaction
General Vision of the Company

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Suzano

- Founded 94 years ago by a Ukrainian immigrant named Leon Fefer, the Suzano Group is currently composed of 4 companies from different segments: Suzano Papel e Celulose, Alden Desenvolvimento Imobiliário, MDS Global Insurance & Risk Consultants, and HiperStream, a provider of solutions for data processing and transactional communication.
- Suzano is a forest-based company, the world's second largest producer of eucalyptus pulp and the largest manufacturer of household paper in Latin America. It has its administrative headquarters in São Paulo (SP) and operates seven industrial units in Brazil, three in the state of São Paulo (Limeira and two in Suzano), one in Bahia (Mucuri), one in Maranhão (Imperatriz), one in Pará (Belém) and one in Ceará (Fortaleza).
- The company has 9,000 employees and 11,000 service providers operating in a forest area of 1.3 million hectares, of which 570 thousand hectares are planted forests (concentrated in the states of Bahia, Espírito Santo, São Paulo, Minas Gerais Gerais, Maranhão, Tocantins, Pará and Piauí). Within the forest base, 542 thousand hectares are of preservation areas.
- Suzano has also diversified its operations. Through FuturaGene, the company entered the biotechnology sector, becoming the first company in the world to obtain approval for the commercial use of genetically modified eucalyptus, fluff cellulose (used for the production of diapers and absorbents), lignin petroleum products in high value-added applications) and tissue (production of paper for sanitary purposes).


Leon Feffer starts operations in the commercial paper industry
1921
In São Paulo, the first factory starts operating
1941
The first company in the sector to go public
1980
Inauguration of commercial offices in USA, Switzerland and China
2006/2007
Suzano diversifies operation: Biotechnology, Fluff, Tissue and Lignin
2015
1924
Registration approved by the Board of Trade.
1964
Suzano makes their first exportation od Cellulose to Argentina
1992
Industrial Unit in Mucuri, Bahia, begins operations
2014
Inauguration of a new plant in Imperatriz, Maranhão
2018
Suzano announces corporate reorganization with Fibria

Source: Site Suzano

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10 July 2018 1 Executive Summary 7 Appendix 3 Sector Analysis Global Presence: Abroad, Suzano Papel e Celulose is present in more than 15 countries. In addition to Brazil, Suzano has a commercial office in China, and subsidiaries in the United States, Switzerland, England, Argentina and 21 distribution centers spread across 3 continents (Asia, North America and Europe). Administrative Headquarters Industrial Unit Source: Site Suzano Source: Site Suzano Suzano Papel e Celulose S.A.: Valuation of Shareholders' Equity at the market price of Fibria Celulose S.A., on the base date of March 31, 2018. | Page 20 de 65 Suzano 4 The Company and the TransactionDashboard6 Exhibits General Vision of the Company2 Macroeconomic Analysis 5 Valuation of Shareholder ... 4 The Company and the ...

10 July 2018

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4 The Company and the Transaction

Description of the Transaction

The Transaction

- On March 16, 2018, Suzano and Fibria announced the conclusion of an agreement between Suzano Holding SA and other controlling shareholders of Suzano, with the controlling shareholders of Fibria (Votorantim SA and BNDES Participações SA), regarding the realization of the combination of the base shareholders' equity through a corporate reorganization. This reorganization will result in the conversion of Fibria into a wholly owned subsidiary of Suzano and the receipt by all Fibria shareholders of (i) a portion of approximately R $ 29.0 billion, to be adjusted and paid as provided in the Protocol and Justification of the Transaction, and (ii) 255 million of new common shares issued by Suzano, to be adjusted as provided for in the same Protocol.
- The resulting company will have 37,000 employees (direct and third party), with assets in Brazil and abroad. In total there will be 11 industrial units, reaching 11 million tons of pulp and 1.4 million tons of paper. The annual export volumes will total R $ 18 billion and investment of R $ 6.4 billion projected for the year 2018.
- Controllers of the two companies defined that Fibria's shareholders will receive R $ 52.50 per share, adjusted by the CDI until the date of consummation of the transaction. In addition, it will receive 0.4611 Suzano common stock, adjusted according to transaction documents.
- After the conclusion of the operation, which will only happen after the approval of the Shareholders' Meetings of the two companies and the analysis of the regulatory agencies, the resulting company will become the largest agribusiness company in the country and the fifth largest non-financial company in Brazil.

New shareholder composition:


Suzano Papel e Celulose (46.4%)
BNDESPar (11.1%)
Votorantim (5.6%)
Other Shareholders (36.9%)
Suzano Papel e Celulose S.A. (100%)
Fibra Celulose S.A

Source: Site Suzano and Economia Estadão

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10 July 2018 5 Valuation of Shareholder Equity at Market Prices Suzano Papel e Celulose S.A.: Valuation of Shareholders' Equity at the market price of Fibria Celulose S.A., on the base date of March 31, 2018. | Page 22 de 65

10 July 2018 1 Executive Summary 7 Appendix 3 Sector Analysis Suzano Papel e Celulose S.A.: Valuation of Shareholders' Equity at the market price of Fibria Celulose S.A., on the base date of March 31, 2018. | Page 23 de 65 Main assumptions: [a] Cash and cash equivalents: cash or cash equivalents, represented by national currencies and includes balances of accounts invested abroad. Adjustment criteria: There were no adjustments made to the account. Given the nature of the assets. [b] Securities: it is composed of securities invested in investment funds, public and private securities, over 90 days. Adjustment criteria: There were no adjustments made to the account. In accordance with IFRS 9, securities are considered financial instruments and are presented in the balance sheet at their fair value. [c] Derivative financial instruments: instruments contracted with hedging strategy and derivatives embedded in a contract for the purchase of standing timber. Adjustment criteria: There were no adjustments made to the account. In accordance with IFRS 9, derivative financial instruments are considered financial instruments and are presented in the balance sheet at their fair value. [d] Accounts receivable: consists of customers in the country and customers abroad. Adjustment criteria: for the measurement of the fair value was considered the term of receipt of each account receivable brought to the present value through the Selic rate of the period. For more details see Annex 2. Assets (R$ millions) 5 Valuation of Shareholder Equity at Market PricesDashboard6 Exhibits Consolidated Financial Statements2 Macroeconomic Analysis Balance Sheet Assets4 The Company and the ... 5 Valuation of Shareholder ...

10 July 2018

5 Valuation of Shareholder Equity at Market Prices

Consolidated Financial Statements

Balance Sheet Assets

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Assets (R$ millions)

Assets	Book Value	% of Asset	Adjustments	Fair Value
[a] Cash and equivalents	2,852	7.5%	-	2,852
[b] Marketable securities	3,142	8.2%	-	3,142
[c] Financial derivative assets	415	1.1%	-	415
[d] Accounts receivable	1,281	3.4%	(16)	1,264
[e] Inventory	2,589	6.8%	543	3,132
[f] Recoverable taxes	2,134	5.6%	(261)	1,873
[g] Other assets	284	0.7%	-	284
[h] Related parts	10	0.0%	-	10
[i] Advances to suppliers	664	1.7%	(18)	646
[j] Judicial deposits	187	0.5%	-	187
[k] Deferred tax asset	451	1.2%	229	680
[l] Investments	157	0.4%	-	157
[m] Biological assets	4,204	11.0%	-	4,204
[n] Fixed assets	15,176	39.8%	6,867	22,042
[o] Intangible assets	4,586	12.0%	(4,287)	300
Total Assets	38,133	100.0%	3,058	41,191

Main assumptions:

- **[e] Inventory:** consists of finished products, products in process, raw materials, warehouses, imports in progress.
  - The market adjustment for inventories considered only the adjustment of the finished products, since these represented 63% of the book value, and that another account, raw materials (29% of book value) is already measured at fair value at the time of wood cutting.
  - The fair value of finished products was determined as the value of the sale of products, net of selling expenses incurred and a reasonably calculated margin for commercial activity. For more details see Annex 3.
- **[f] Recoverable Taxes:** are composed of withholding taxes and in advance of taxes; ICMS to be recovered; IPI to recover; reimburses program credits; PIS and COFINS to be recovered; and provision for loss of ICMS credits.
  - The expected tax adjustment was recovered for the next 5 years of present value through the average Selic rate expected for the next 5 years. For more details see Annex 4.
- **[g] Other assets**: They are composed of operational non-metals.
  - Adjustment criteria: not updated or account balance, in relation to its low representation (0.7%) in relation to total assets.compostos por produtos acabados, produtos em processo, matérias-primas, almoxarifado, importações em andamento.

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10 July 2018 1 Executive Summary 7 Appendix 3 Sector Analysis Suzano Papel e Celulose S.A.: Valuation of Shareholders' Equity at the market price of Fibria Celulose S.A., on the base date of March 31, 2018. | Page 25 de 65 Main assumptions: [h] Related parties: refers to a loan to Votorantim S.A., one of the Company's parent companies. Adjustment criteria: the account balance was not updated, due to its low representation (0.03%) in relation to total assets. [i] Advances to suppliers: consists of advances made to suppliers of wood. Adjustment criteria: the balance was updated considering the total amount of timber foreseen for the conversion of these advances, and the market price of wood by region at the base date of the analysis. For more details see Annex 5. [j] Judicial deposits: deposits under guarantee, taxes and contributions sub judice. Adjustment criteria: the balance of the account was not updated due to its low representation (0.5%) in relation to total assets and the fact that these deposits are mostly adjusted by CDI. [k] Deferred taxes - assets: presents the net balance of deferred tax assets and liabilities. Composed mainly of: tax losses and negative basis; provision for contingencies; exchange rate variations by cash basis, use of goodwill amortized fiscally, reforestation costs already deducted for tax purposes; among others. Adjustment criteria: the amount of tax losses and temporary differences was brought to present value, based on the schedule of realizations estimated by Management. The provision for tax amortized goodwill was disregarded and the other amounts were considered without adjustments. For more details see Annex 6 Assets (R$ millions) 5 Valuation of Shareholder Equity at Market PricesDashboard6 Exhibits Consolidated Financial Statements2 Macroeconomic Analysis Balance Sheet Assets4 The Company and the ... 5 Valuation of Shareholder ...

10 July 2018 1 Executive Summary 7 Appendix 3 Sector Analysis Suzano Papel e Celulose S.A.: Valuation of Shareholders' Equity at the market price of Fibria Celulose S.A., on the base date of March 31, 2018. | Page 26 de 65 Main assumptions: [l] Investments: consists of joint venture and other investments. Adjustment criteria: the balance of the account was not updated due to its low representation (0.4%). [m] Biological assets: composed of the totality of own forests in development, or point of consumption. Adjustment criteria: There were no adjustments made to the account. In accordance with IAS 41, the biological assets presented in the balance sheet are measured at fair value. [n] Fixed assets: consists of land; properties; machinery, equipment and facilities; immobilized in progress; vehicles; furniture; and computer equipment. Adjustment criteria: the fair value of these assets was estimated through a specific evaluation. The list of assets evaluated, methodologies and results are presented in Annex 7. [o] Intangible assets: consisting mainly of goodwill arising from the acquisition of Aracruz; and some assets related to the implementation of systems; right of exploitation; database; supplier relationship - chemical products; intangible in progress and trademarks and patents. Adjustment criteria: goodwill and software development and deployment had their values written off because they did not individually have market value. The remaining values were kept unadjusted due to their low relevance. For more details see Annex 8. Assets (R$ millions) 5 Valuation of Shareholder Equity at Market PricesDashboard6 Exhibits Consolidated Financial Statements2 Macroeconomic Analysis Balance Sheet Assets4 The Company and the ... 5 Valuation of Shareholder ...

10 July 2018 1 Executive Summary 7 Appendix 3 Sector Analysis Suzano Papel e Celulose S.A.: Valuation of Shareholders' Equity at the market price of Fibria Celulose S.A., on the base date of March 31, 2018. | Page 27 de 65 Main assumptions: [p] Loans and financing: consists of loans made in national and foreign currency with BNDES, FINAME, BNB, CRA, FINNVERA and others. Adjustment criteria: The fair value adopted was that disclosed by Fibria in the Financial Statements of the base date. According to the notes to these financial statements, the fair value of the financial liabilities related to the loans, whose accounting balances are measured at amortized cost, is calculated in two ways: (i) the fair value of the bonds is obtained by the secondary market. The value used is a closing average calculated by Bloomberg; (ii) for other financial liabilities that do not have a secondary market or for which the secondary market does not have sufficient liquidity, the measurement is based on the present value, using the market projection for post-fixed rates and data contractual provisions for fixed-rate securities, brought to present value at the current market rate, also considering the Company's credit risk. The fair value of loans and financing is classified in Level 2 in the fair value hierarchy. [q] Derivative financial instruments: instruments contracted with protection strategy and derivatives embedded in a contract for the purchase of standing timber. Adjustment criteria: There were no adjustments made to the account. In accordance with IFRS 9, the derivative financial instruments presented in the balance sheet are measured at fair value. Liabilities (R$ millions) 5 Valuation of Shareholder Equity at Market PricesDashboard6 Exhibits Consolidated Financial Statements2 Macroeconomic Analysis Balance Sheet Liabilities4 The Company and the ... 5 Valuation of Shareholder ...

10 July 2018 1 Executive Summary 7 Appendix 3 Sector Analysis Suzano Papel e Celulose S.A.: Valuation of Shareholders' Equity at the market price of Fibria Celulose S.A., on the base date of March 31, 2018. | Page 28 de 65 Main assumptions: [r] Accounts payable to suppliers: consists of accounts payable in national currency with related parties and third parties; and accounts payable in foreign currency, generated mainly by the take or pay agreement agreed with Klabin. Adjustment criteria: the expected amount of accounts payable for the next 2 years was brought to present value, through the average Selic rate expected for the next 2 years. For more details see Annex 9. [s] Salaries and social charges: consists of social security accounts payable and provisions for 13th salary, holidays and other items. Adjustment criteria: the balance of the account was not updated due to its low representation (0.3%) against total liabilities. [t] Taxes and fees payable: consists of income taxes, social contribution, contributions and indirect taxes payable. Adjustment criteria: the balance of the account was not updated due to its low representation (0.3%) against total liabilities. [u] Dividends payable: parts of the company's profit that will be distributed to its shareholders. Adjustment criteria: the balance of the account was not updated, due to its low representativeness (0.7%) against total liabilities. Liabilities (R$ millions) 5 Valuation of Shareholder Equity at Market PricesDashboard6 Exhibits Consolidated Financial Statements2 Macroeconomic Analysis Balance Sheet Liabilities4 The Company and the ... 5 Valuation of Shareholder ...

10 July 2018 1 Executive Summary 7 Appendix 3 Sector Analysis Suzano Papel e Celulose S.A.: Valuation of Shareholders' Equity at the market price of Fibria Celulose S.A., on the base date of March 31, 2018. | Page 29 de 65 Main assumptions: [v] Other accounts payable: are composed of provision for profits; benefits to employees; provision of inputs for forest formation; other bills to pay; and other obligations. Adjustment criteria: there were no adjustments made to the account balance due to the composition and nature of the assets. About 25% of the total value of this asset represents actuarial liabilities with retiree health insurance, item already measured at fair value. [w] Tax benefit adjusted to market prices - Adjustments at Market Prices: Deferred Income Tax. Calculated considering the regulatory rate of 34% of IR & CSLL on all adjustments at market price. [x] Contingency provision: it is composed of tax, labor and civil lawsuits. Adjustment criteria: for labor contingencies, the Company announces that it accounts for all the shares based on the historical percentage of losses. In this way, we understand that there is no value adjustment in this case. For tax and civil contingencies, the Company accounts for the total amount of cases considered as probable loss by its lawyers. We maintained this criteria for probable contingencies and, for those considered with possible loss (with a probability of loss estimated by the lawyers between 10% and 49%), the recognition criteria was determined as 10% of the adjusted fair value of the shares. Since the contingencies with loss considered remote are not disclosed by the Company, no value has been assigned to them. For more details see Annex 10. Liabilities (R$ millions) 5 Valuation of Shareholder Equity at Market PricesDashboard6 Exhibits Consolidated Financial Statements2 Macroeconomic Analysis Balance Sheet Liabilities4 The Company and the ... 5 Valuation of Shareholder ...

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10 July 2018 1 Executive Summary 7 Appendix 3 Sector Analysis Suzano Papel e Celulose S.A.: Valuation of Shareholders' Equity at the market price of Fibria Celulose S.A., on the base date of March 31, 2018. | Page 31 de 65 Balance Sheet (R$ millions) 6 ExhibitsDashboard Exhibit 1 – Consolidated Balance Sheet2 Macroeconomic Analysis 4 The Company and the ... 5 Valuation of Shareholder ... 6 Exhibits

10 July 2018

6 Exhibits
Exhibit 2 – Accounts Receivable

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Accounts Receivable	(in BRL millions)
Book Value (31 de março de 2018)	1,281
Fair value adjustment	(16)
Fair Value of accounts receivables	**1,264**

Main assumption:

The account is comprised of accounts receivable from customers in Brazil and abroad, net of provisioned losses, from April 2018 and January 2019. For the measurement of the fair value of accounts receivable, each account was brought to present value using the Selic rate expected for the same period.

BRL millions	Book Value	Fair Value
Clients in Brazil	192	
Clients Abroad	1,095	
Provision for Impairment	(6)	
Total accounts receivable	1,281	1,264

Value recommendation:

As of the base date and based on the parameters and assumptions mentioned above, our recommendation for the fair value of accounts receivable is BRL 1,264 million, generating a reduction of BRL 16 million.

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6 Exhibits

Exhibit 3 – Valuation: Inventory

Finished Goods Inventory	(in BRL millions)
Book Value (March 31, 2018)	1,637
Fair value adjustment	543
Fair value of finished goods inventory	**2,180**

Main assumptions:

We identified that the relevant values in inventory on the base date refer to the inventory of raw materials (29%) and inventory of finished products (63%). Since the main raw material, wood, is treated at fair value at the time of cutting, it was agreed with Management that fair value adjustments would consider only the finished products.

Book Value of Inventory (BRL millions)	
Raw Material	746
Work in Progress	25
Finished Goods	1.637
Warehouse	177
Pending Imports	4
Total	**2.589**

The fair value of finished products was estimated as the sales value of these products, net of selling expenses to be incurred and a margin reasonably attributed to commercial activity. For the margin estimate, we used the results made in 2017 to eliminate the effects of seasonality in the first quarter of 2018, as quoted in the company's financial statements.

- **Sale price :**

The value of the inventory based on the selling price was estimated considering that on March 31, 2018 the costs of the merchandise sold represented 70.3% of net revenue.

- **Commercial Expenses:**

Expenses that reflect the activities involved for the sale of products, including sales staff, commissions and freight. On the base date, selling expenses represented 4.6% of net revenue

- **Margin on sales activity:**

The operating margin was 20.6% in 2017, which implies an applicable mark-up on costs and expenses of 24.6%. We consider this mark-up to be equally applicable to all costs and expenses of the Company.

- **Cost of keeping goods in stock:**

Calculated based on the weighted cost of Fibria's debt, 7.3% a. a., and the average permanence of the products in stock.

Inventory turnover was estimated based on the days of the finished product stock in relation to operating costs on the base date. The stock turnover of finished products was estimated at 7.5x per year, or permanence of about 48 days.

Sales Price			1,637	÷	70.3%	=	2.330
Commercial Expenses	2,330	×	4.6%	×	100.0%	=	(106)
Margin on Sales Activity			106	×	24.6%	=	(26)
Cost to Maintain Stock	1,637	×	7.3%	÷	7.5x	=	(16)
Fair Value (rounded)							**2.180**

- **Value recommendation**

As of the base date and based on the parameters and assumptions mentioned above, our recommendation for the preliminary fair value of the finished products stock is BRL 2,180 millions, generating a stock value increase of BRL 543 millions.

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10 July 2018

6 Exhibits
Exhibit 4 – Valuation: Recoverable Taxes

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Recoverable Taxes	(in BRL millions)
Book Value (March 31, 2018)	2.134
Fair value adjustment	(261)
Fair value of recoverable taxes	**1.873**

Main assumptions:

Retained Tax and CSLL, ICMS to be recovered, IPI to be recovered, Credits of the reintegration program, PIS and COFINS to be recovered and Provision for loss of ICMS credit. The management of Fibria stimulates the amount recovered between 2018 and 2022. For a measurement of the fair value of recoverable taxes, the estimated value for the next 5 years was brought into present value through the average Selic rate expected for the same period.

	2018	2019	2020	2021	2022
Recoverable taxes	272	738	946	18	160
Discount factor	0.97	0.91	0.85	0.79	0.73
Present value of recoverable taxes	264	674	804	14	118
Far Value (rounded)					**1.873**

Value recommendation:

Based on the base date and on the results and assumptions above, our recommendation for the fair value of taxes is R $ 1,873 million, generating a reduction of R $ 261 million.

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6 Exhibits

Exhibit 5 – Valuation: Advances to Suppliers

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Advances to Suppliers	(in BRL millions)
Book Value (March 31, 2018)	664
Fair value adjustment	(18)
Fair value of advances to suppliers	**646**

Main assumptions:

The advance to suppliers account is related to the forest producer program. The program is a partnership with rural producers, started in 1990 in the State of Espírito Santo and extended to the states of Bahia, Minas Gerais, São Paulo, Mato Grosso do Sul, Rio Grande do Sul and Rio de Janeiro, for the Eucalyptus forests in partner lands. Through the program, Fibria provides technology, technical assistance, inputs and financial resources, according to the modality of the contract, thus guaranteeing the supply of wood inputs for its pulp production. These advances will be reimbursed for the delivery of timber by the (encouraged) forest producers.

Given this context, Fibria's management provided us with the total amount of wood that would be converted by the account balance on the base date, sorted by region and price ranges (minimum range, average range and range maximum). For the estimation of the price of the wood were considered average ranges of market prices by region.

Value recommendation

As of the base date and based on the parameters and assumptions mentioned above, our recommendation for the fair value of the advances to suppliers is BRL 646 million, generating a reduction of BRL 18 million.

Value by region (BRL millions)	Book Value	Fair Value
Aracruz – average price	154.66	158.14
Aracruz – maximum price	69.35	63.79
Jacareí – average price	10.97	17.22
Jacareí – average price	8.55	7.35
Mato Grosso do Sul – average price	194.28	178.25
Mato Grosso do Sul – average price	24.15	20.96
Rio Grande do Sul – average price	56.18	55.22
Veracel - average price	68.55	57.28
Subtotal	586.69	558.21
Provision/loss Aracruz	(8.00)	
Provision/loss Jacarei	(2.65)	
Plus Valia Fomentos CPC 15	87.68	87.68
Total	663.72	645.89

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10 July 2018

6 Exhibits
Exhibit 6 – Valuation: Deferred Tax Assets

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Deferred Taxes	(in BRL millions)
Book Value (March 31, 2018)	451
Fair value adjustment	229
Fair value of deferred tax assets	**680**

Main assumptions:

The composition of the deferred tax account is on the side.

The management of Fibria provided an expectation of accomplishing the tasks with the fiscal year and a negative base of social contribution and the temporary ones, based on the projections of future taxable profits, as shown next.

To obtain a measurement of the credit value, the amount issued was brought to a present value, using the average Selic rate expected for the same period.

BRL millions	2018	2019	2020	2021	2022	From 2023	Total
Deferred credits	379	171	199	243	663	525	**2,180**
Discount factor	0.97	0.91	0.85	0.78	0.73	0.57	
Present value of deferred taxes	369	156	168	191	483	305	**1,672**

The tax benefit has not been fully amortized in view of the nature of the liability, and not its realization in the context of the assessment.

The other securities were advanced at book value.

Value recommendation:

Based on the base date and based on the results and assumptions, our recommendation for the fair value of differential taxes is R $ 680 million, generating an increase in the amount of R $ 229 million.

BRL millions	Book Value	Fair Value
Tax loss	262	
Contingency provisions	118	
Diverse provisions	624	
Currency variation (cash basis)	972	
Fiscal ammortization from acquired assets in business combination	96	
Actuarial gains from medical assistance plan	13	
Fair value of biological assets	95	
Subtotal	**2,180**	**1,672**
Deferment of derivative results	-52	-52
Tax provisions for results of subsidaries abroad	-570	-570
Reflorestation costs	-235	-235
Capitalized interest	-126	-126
Non-amortized income tax asset	-737	
Other	-9	-9
Total	**451**	**680**

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6 Exhibits

Exhibit 7 – Valuation: Tangible Assets

Class	NBV[1]	Adjustments	Market Value
Real Properties			
Land	8.380	101.080	109.460
Buildings and improvements	1.988.827	1.137.944	3.126.772
Subtotal	**1.997.207**	**1.239.024**	**3.236.232**
Agricultural Properties			
Land	1.642.702	3.047.290	4.689.992
Rural Improvements[2]	104.716	(21.607)	83.109
Third Party Improvements[3]	6.844	(6.844)	-
Subtotal	**1.754.262**	**3.018.839**	**4.773.101**
Personal Property			
Machinery and Equipment	8.565.157	2.345.449	10.910.606
Installation	1.681.089	495.189	2.176.279
Agricultural Equipment	261.294	112.275	373.569
Vehicles	133.786	20.900	154.686
Computer Equipment	39.641	256	39.897
Furniture & fixtures	28.522	7.558	36.080
Subtotal	**10.709.489**	**2.981.628**	**13.691.118**
Others			
Softwares	58.152	9.452	67.604
Work of Art	3	(0)	3
Subtotal	**58.156**	**9.452**	**67.608**
Construction in Progress	**274.751**	**(368)**	**274.383**
OffShore[4]	**10.093**	**(10.093)**	**-**
Excluded[5]	**306.128**	**(306.128)**	**-**
Balance Adjustments[6]	**65.605**	**(65.605)**	**-**
Total	**15.175.691**	**6.866.750**	**22.042.441**

Notas:

[1] The Netbook Value (NBV) was included for illustrative purposes only and reconciles with the amount reported in the balance sheet and in the Fixed Assets register list was provided by Fibria, on the valuation date March, 31st.

[2] The class of Rural Improvements includes all improvements related to the farms owned by Fibria.

[3] The class of third parties improvements contemplates the improvements made by Fibria outside farm areas, for example improvements made in nearby cities (college, health center, etc).

[4] The Offshore account refers to the value of the fixed assets register list of all the offshore companies controlled by Fibria, that the management could not provide the asset by asset list.

[5] Excluded items refer to intangible assets, items with costs less than zero, inventory of raw materials and differences related to taxes, and / or accounting reconciliation.

[6] *Balance Adjustments* refer to an amount addition that could not be found in the fixed assets register list, when compared to the balance sheet and balance sheet values of the financial statement of March 18, without a justification by management.

The information about the classes listed above, assumptions and methodologies used can be found in Appendix B, C, D, E and F of this report.

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10 July 2018 1 Executive Summary 7 Appendix 3 Sector Analysis Main assumptions: The composition of the intangible asset is presented above. For goodwill related to the future profitability of Aracruz, due to the methodology for calculating Shareholders' Equity at market prices which considers assets individually, and to the fact that goodwill for future profitability does not individually have market value, this asset has been written off . It should be noted, however, that this goodwill has part of its value reflected in the market price adjustment of the assets of the Aracruz Unit recorded in Fibria's consolidated balance sheet. As for the costs of developing and deploying the system, these also have no market value, so they have also been eliminated from the balance of intangible assets. The remaining items were not adjusted due to their low relevance to the Company's total assets. Suzano Papel e Celulose S.A.: Valuation of Shareholders' Equity at the market price of Fibria Celulose S.A., on the base date of March 31, 2018. | Page 38 de 65 6 ExhibitsDashboard Exhibit 8 – Intangibles2 Macroeconomic Analysis 4 The Company and the ... 5 Valuation of Shareholder ... 6 Exhibits

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6 Exhibits
Exhibit 9 – Valuation: Accounts Payable to Suppliers

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Accounts Payable Suppliers	(in BRL millions)
Book Value (Macrh 31, 2018)	2,464
Fair value adjustment	(3)
Fair value adjustment for accounts payable to suppliers	**2,462**

Main assumptions:

The accounts payable to suppliers account consists of accounts payable in national currency with related parties and third parties; and accounts payable in foreign currency, generated mainly by the take or pay agreement agreed with Klabin. The take or pay supply contract provides Fibria with differentiated conditions in terms of volume, exclusivity, guarantees and payment terms in up to 360 days, with prices prevailing under market conditions.

For the measurement of the fair value of this liability, the expected amount of accounts payable in local currency was brought to present value, using the average Selic rate expected for the period. For the accounts payable in foreign currency, these were adjusted for the expected exchange variation and brought to present value by the average Selic rate expected for the period

Value recommendation

As of the base date and based on the parameters and assumptions mentioned above, our recommendation for the fair value of the accounts payable to suppliers is BRL 2,462 millions, generating a reduction of BRL 3 millions.

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6 Exhibits

Exhibit 10 – Valuation: Provision for Contingencies

Possible Contingent Liabilities*	(in BRL millions)	
Fiscal Contingencies	7,496	7,496
Civil Contingencies	2,257	2,257
% probability of possible actions	*10.0%*	*50.0%*
Fair value of contingent liabilities (rounded)	**975**	**4,876**

(*) Amounts disclosed in the financial statements as of December 31, 2017. In the statements for Q1 2018, the Management reports that there were no material changes in the lawsuits in progress.

Main assumptions:

As discussed with management, the contingent liabilities were valued at fair value for purposes of the work performed.
For contingencies of a labor nature, the Company discloses that it accounts for the totality of shares based on the historical percentage of losses. In this way, we understand that there is no value adjustment in this case.

For tax and civil contingencies, the Company accounts for the total amount of cases considered as probable loss by its lawyers. We maintained this criteria for probable contingencies and, for those considered with possible loss (with a probability of loss estimated by the lawyers between 10% and 49%), the recognition criterion was determined as 10% of the adjusted fair value of the shares.

Since the contingencies with loss considered remote are not disclosed by the Company, no value has been assigned to them.

Value recommendation

Our recommendation for the preliminary fair value of possible contingent liabilities is BRL 975 millions.

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10 July 2018 1 Executive Summary 3 Sector Analysis 1. Our analysis is based on information provided by the Company's management. According to the professional practices, the analysis is derived from the application of the Income Approach using the Discounted Cash Flow methodology. 2. In order to achieve the objective of the Valuation of Shareholder’s Equity at the market price of Fibria, procedures were always applied based on historical, economic and market facts in force on March 31, 2018. 3. The comments presented in this Report were developed by professionals of the EY with information provided by the Administration, as well as external Sources, when indicated. 4. None of the partners or professionals of the EY team who participated in the elaboration of this work have any financial interest in Fibria as well as in Suzano, characterizing their independence. The estimated fees for the execution of this work were not based and have no relation wi th the results reported here. 5. This work was developed based on information provided by the Company's management, which were considered true, since any type of audit procedure is not part of the scope of this project. Because it has not performed audit procedures, EY can not assume responsibility for the historical information used in this Report. 6. It was part of our work to obtain information with Fibria that we believe to be reliable, being the responsibility for its truthfulness exclusively of the Company's management. 7. No investigations have been carried out on Fibria's title deeds, nor any verification of the existence of liens or encumbrances; 8. EY has no responsibility to update this Award for events and circumstances occurring after the base date. 9. Our work does not contemplate any process of auditing, due diligence and / or tax advice and, therefore, we do not consider in this Valuation any contingencies that are not registered by Fibria at the base date. 10. It was not part of our job to provide spreadsheets and / or financial models that supported our analysis. 11. The value per quota was not calculated, nor was any control premium considered in Valuation. Therefore, it was considered that Fibria's estimate of fair value / investment represents 100% of its shares. 12. We have not had the opportunity to expose Fibria's business or assets individually or jointly to the market. As a result, we could not conclude whether there are potential buyers who wish to pay a fee for the deal that exceeds our estimate. 13. This Award has been prepared for the purpose described in our agreement, and should not be used for any other purpose. EY will not assume any responsibility for any third party nor in case the Award is used outside the stated purpose. 14. Some historical financial information used in our Valuation was derived from audited and / or unaudited financial statements and is the responsibility of Management. The financial statements may include disclosures required by generally accepted accounting principles. We do not perform an independent verification of the accuracy or completeness of the data provided and we do not give our opinion or any kind of guarantee as to its accuracy or completeness. Suzano Papel e Celulose S.A.: Valuation of Shareholders' Equity at the market price of Fibria Celulose S.A., on the base date of March 31, 2018. | Page 42 de 65 7 AppendixDashboard6 Exhibits a. General Declaration of Limitations2 Macroeconomic Analysis 4 The Company and the ... 5 Valuation of Shareholder ... 7 Appendix

10 July 2018 1 Executive Summary 3 Sector Analysis 15. We do not assume any responsibility for any accounting or fiscal decisions, which are the responsibility of the Administration. We understand that the Management assumes responsibility for any accounting or tax matters related to the assets we analyze, and for the final use of our Report. 16. Any user of this Report must be aware of the conditions that guided this work, as well as the market and economic situations in Brazil, on the Valuation base date. 17. According to our agreement, prior to the issuance of the Final Report, Suzano will send us a signed representation letter, confirming that it agrees with EY regarding the main assumptions adopted in the Valuation analyzes of the Company. Suzano Papel e Celulose S.A.: Valuation of Shareholders' Equity at the market price of Fibria Celulose S.A., on the base date of March 31, 2018. | Page 43 de 65 7 AppendixDashboard6 Exhibits a. General Declaration of Limitations2 Macroeconomic Analysis 4 The Company and the ... 5 Valuation of Shareholder ... 7 Appendix

10 July 2018 1 Executive Summary 3 Sector Analysis Personal Property The valuation of the personal property was performed following the standards promulgated by ABNT – Brazilian Association of Technical Standards, NBR 14.653 on its parts: 1 – Procedimentos Gerais – General Procedures; 5 – Máquinas, equipamentos, instalações e bens industriais em geral – Machinery, equipment, installation and general industrial assets; Valuation methodology selection and analysis We considered the cost approach and the methods that comprise this approaches. For the valuation of the personal property, the income Approach was considered to be inappropriate and was not used because individual income streams could not be allocated reasonably and effectively to each of the individual assets. Application of the cost approach Using this method we consider the value associated with installation, freight, engineering and nationalization where applicable. In applying the cost approach, we first determined current replacement or reproduction cost estimates for the applicable assets using the direct and indirect methods, respectively. Estimates of RCN, by definition, include both direct and indirect costs associated with each asset including materials or equipment, freight, installation and commissioning labor. Calculation of the RCN under the direct method The initial step in our cost approach analysis was to develop a complete RCN estimate for the pulp production line, included in the scope of our analysis based on the technical data of equipment and production capacity metrics. For the pulp production lines, we developed a RCN based on contacting suppliers in order to obtain a turn key estimative, including all engineering, foundation and installation costs. This kind of estimative consists in obtain all the costs related to all machineries, installations, civil construction and all assets used to start a pulp production. Calculation of the reproduction cost new under the indirect method We have applied the indirect method of the cost approach to value the assets that were not valued by the direct method of the cost approach. Under this method, the reproduction cost new for each asset or group of assets was estimated by indexing historical costs recorded in the assets list based on asset type and acquisition date. These costs generally included the base cost of the asset, any additional considerations regarding freight, duty, local delivery, installation and commissioning and indirect costs such as engineering, procurement, construction management and borrowing costs as appropriate and applicable. The price adjustment/index factors used in our analysis were derived from inflation and monetary indices published by Getúlio Vargas Foundation for Brazil trends purposes and inflation. Suzano Papel e Celulose S.A.: Valuation of Shareholders' Equity at the market price of Fibria Celulose S.A., on the base date of March 31, 2018. | Page 44 de 65 7 AppendixDashboard6 Exhibits b. Personal Property2 Macroeconomic Analysis 4 The Company and the ... 5 Valuation of Shareholder ... 7 Appendix

10 July 2018 1 Executive Summary 3 Sector Analysis Physical deterioration and obsolescence As some of the assets have been in use over varying periods of time, it is reasonable to assume that an asset’s market value is something less than its replacement or reproduction cost new. Therefore, allowances were made for physical deterioration as well as functional and economic obsolescence as they might apply. Physical deterioration Our estimation of physical deterioration was primarily conducted under the age/life concept. Under this concept, the physical loss in value is attributed to the relationship between the estimated useful life of an asset and its remaining useful life at a given point in time. The key definitions in this regard are as follows: Normal useful life (NUL) – The life, usually in terms of years, that an asset will be used before it deteriorates to an unusable condition or is retired from service. Chronological age (CA) – The portion of an asset’s life elapsed since it was originally placed into service. Effective age (EA) – The age of an asset indicated by its actual condition, which may or may be not equal to the CA. Remaining useful life (RUL) – The period over which an asset will remain in use before it is retired from service; The NUL estimations used in the valuation of the personal property were based on discussions with the respective engineering personnel of Fibria, our physical inspections, various published sources, and our experience valuing similar assets. Different physical deterioration profiles are known and widely used in practice that operate under the basic concepts outlined previously. In the cost approach analysis, we utilized the following physical deterioration curves: Straight-line depreciation profile - A linear consumption of utility of an asset over its useful life Iowa-type survivor curves – Derived to measure the economic utility of an asset in relation to its economic life and consider allowances to accruing costs of routine maintenance and general upkeep of the assets. The Iowa curve method is based on a study and research conducted by Iowa State University. This method uses an age-life concept which measures the physical loss in value attributed to a reduction in the quality of a given type of asset remaining in service or use over a given period of time. The period of time is measured from the point at which the unit is first put into use until it is removed from service. In addition, as a consequence of wear and tear, an asset is increasingly more costly to operate over time and accruing maintenance costs result in a decrease in the overall utility of a given asset. Suzano Papel e Celulose S.A.: Valuation of Shareholders' Equity at the market price of Fibria Celulose S.A., on the base date of March 31, 2018. | Page 45 de 65 7 AppendixDashboard6 Exhibits b. Personal Property2 Macroeconomic Analysis 4 The Company and the ... 5 Valuation of Shareholder ... 7 Appendix

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b. Personal Property

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In relation to the assets valuation, we considered the useful life, depreciation method and residual factor indicated in the following table:

Class	UL (Years)	Depreciation Method	Hold Factor
Machinery and Equipment	20	Iowa (R2)	10%
Agricultural Equipment	8	Iowa (R2)	10%
Installations	20	Iowa (R2)	10%
Vehicles	5	Linear	30%
Computer Equipment	5	Linear	3%
Tools	5	Linear	5%
Furniture and Fixtures	10	Linear	5%
Softwares	5	Linear	3%

Functional obsolescence

Functional obsolescence can be attributable to excess capital or operating costs associated with an asset or group of assets. Excess capital cost, which is the difference between reproduction and replacement cost, measures the decreased capital investment needed by a replacement asset to produce the same or similar output or product as that of the subject asset. This form of obsolescence is observable in newer technologies and construction costs that are typically less expensive than the current assets. Excess operating costs are based on the assumption that it is less expensive to operate and maintain replacement assets than to utilize the assets currently owned.

Economic obsolescence

Economic obsolescence is the loss in value caused by adverse conditions external to the assets, such as poor market demand for the product or service, industrial reorientation, unavailability of transportation and governmental regulation. Based on our analysis of historical production installed capacities we have not identified any additional economic obsolescence and as such have not made any further adjustments to the personal property with regard to economic obsolescence.

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10 July 2018 1 Executive Summary 3 Sector Analysis Real Property The methods and procedures used to perform this engagement were based on the principles and guidelines established in the Brazilian standards published by ABNT - Brazilian Association of Technical Standards, NBR 14.653 in its parts: 1 – Procedimentos Gerais – General Procedures; 2 – Imóveis Urbanos – Urban Real Property; and 3 – Imóveis Rurais – Rural Real Property. According to these regulations, real estate properties can be evaluated based on the income approach method, involutive method, cost approach method and the market approach method, and also by the combination of the last two methods being linked to a factor of commercialization. While all of these methods can be considered in the assessment, the type of the assets and the availability of data and information will dictate which method - or methods - will be used to estimate the market value of each asset. Market Approach This methodology is used when there is an active market of real estate properties in the region of the evaluated property and also the possibility of obtaining comparatives with characteristics that are similar to that one. Moreover, this method captures the loss of value of the asset from all the forms of depreciation inherent in it. Specifically in the case of real estate properties, an analysis is made in the real estate market of the region on recent sales or current offers of similar properties (comparative) to the real estate included in the present work. The comparatives obtained from the market are provided by a wide variety of sources, such as: property owners, real estate brokers, real estate agents and / or through public consultation sources. These assumptions are considered as "good and valid". This method identifies the market value of an asset by means of the technical treatment of attributes of the comparable elements constituents of the sample. In the market approach method by treatment by factors, the homogenization of the comparative sample is performed through factors and criteria for adjusting the differences between the property included in the analysis and the comparative ones, with the subsequent statistical analysis of the homogenized results. The choice of factors to be treated must be made so that they can be identified and analyzed in what way they influence the formation of real estate values. The treatment by factors is applied preferentially in homogeneous samples, that is, with characteristics that are closest possible to the property being evaluated. The adjustment factors were applied in order to consider the difference between the comparatives and the assets analyzed as detailed in the next page: Suzano Papel e Celulose S.A.: Valuation of Shareholders' Equity at the market price of Fibria Celulose S.A., on the base date of March 31, 2018. | Page 47 de 65 7 AppendixDashboard6 Exhibits c. Real Property and Agricultural Properties2 Macroeconomic Analysis 4 The Company and the ... 5 Valuation of Shareholder ... 7 Appendix

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c. Real Property and Agricultural Properties

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REAL PROPERTIES / AGRICULTURAL PROPERTIES (LANDS*)

Area Factor	Refers to the influence of different size dimensions over the price of comparable and subject property.	
Sale / Offer	It is related to comparable' s data source (market offer, realized sale or broker's opinion of value). For comparable which are being offered in the market, a discount is applied on the price due to the elasticity of negotiation often observed in the market. Brazilian Appraisal standard recommend a discount of 10% applied to the listed price.	Offer Sale
Access Factor	Adjustments based on the property quality of access.	Road Arterial Collector Secondary
Location Factor	Adjustments based on the value range of properties due to its proximity to the city, industrial centers and proximity to highways. In our research we considered the river.	Great Good Regular Bad
Topography Factor Real Property	It is based on the topography, when there's a difference between the subject property and of the comparable.	Flat Declivity up to 5% Declivity from 5 a 10% Declivity from 10 a 20% Declivity over 20%

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c. Real Property and Agricultural Properties

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REAL PROPERTIES / AGRICULTURAL PROPERTIES (LAND*)		
Infrastructure Factor	Refers to the availability of urban infrastructure in the property.	Yes No
Vocation Factor	Weighting referring to the region and zoning of the city in which the comparatives and the property evaluating is inserted.	Commercial Residential Industrial Port
Building Standards Factor	Refers to the constructive pattern present between the comparatives and the property evaluated.	Building standards: Warehouses, office, house and apartment Range: Maximum, medium and minimum
Depreciation Factor	Refers to the state of conservation of comparatives and the property assessed.	
Occupation of Soil Factor	Typology of the cultivation on the property related to the profitability of the agricultural product. In this factor, the occupation of legal reserve areas determined by law were also considered.	Agriculture Reforestation Pastures Native Forests or Reservation
Soil Texture Factor	Refers to the granularity and agglomeration of soil constituent particles present in the region of analysis.	Very Clay soil Clay soil Average soil Silty soil Sandy soil

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c. Real Property and Agricultural Properties

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REAL PROPERTIES / AGRICULTURAL PROPERTIES (LAND*)		
Topography Factor Agricultural Property	Refers to the valuation or devaluation of the terrain with elevation or depression, or slope.	Flat Slightly Wavy Wavy Very Wavy
Access Factor	Discrepancies regarding the quality of access routes and, consequently, logistics are rectified by the application of this factor	Paved road with double lane Paved road with single lane Rural road in good conditions Rural road in bad conditions on rainy season Rural road in bad conditions
Water Factor	Regional rainfall distribution.	High rainfall index Average rainfall index Low rainfall index

*The analysis were based on the raw land concept. Thus, the farms scope of this valuation werer considered without any structures (as buildings and improvements) and any biological assets.

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10 July 2018 1 Executive Summary 3 Sector Analysis Cost Approach In applying the cost method, the estimation of the substitution value or replacement or reproduction cost of the assets (RCN) using the direct or indirect methods is first determined. For the determination of the RCN of the buildings and improvements in the industrial sites the direct method was used and the indirect method for the buildings and improvements in the other localities. Calculation of the RCN under the direct method This method identifies the replacement cost new (RCN) of the buildings and Improvements by synthetic or analytical budgets from the quantities of services and its direct and indirect costs. We used the Cost Approach to estimate the fair value of buildings and improvements. The unitary costs were obtained from public sources such as Sinduscon, construction magazine PINI and SINAPI (Sistema Nacional de Pesquisa de Custos e Índices da Construção Civil). The initial step is to develop an estimate of RCN of each building and improvement through one or more unit costs, according to the procedure: Basic Unit Cost (“Custo Unitário Básico – CUB”) R8N published by Sinduscon: the main indicator of the real estate sector, the Basic Unit Cost is calculated monthly by the Real Estate Industry Unions of each state. PINI Building Cost (“Custo PINI de Edificação – CUPE”) published by PINI Magazine : Study of unit cost of buildings by PINI Magazine. Unit costs published by SINAPI and PINI: where applicable, unit costs of materials and / or labor were used in the estimation of the RCN of improvements such as paving, railways or maritime ports, for example. For unitary costs published by Sinduscon, called CUB (“Custo Unitário Básico”), we performed adjustments according to the building type and construction characteristics, according to studies prepared by IBAPE São Paulo. The unit costs used refer to the valuation date of the work or to the date closest to it (if not disclosed for valuation date). BDI costs (percentage of benefits and indirect costs related to the direct cost of a construction or improvement), when applicable, were also included in the percentage of 25%. After the estimate of the RCN, the fair value is determined by applying a depreciation rate calculated, in general, according to the age and useful life of the asset. Suzano Papel e Celulose S.A.: Valuation of Shareholders' Equity at the market price of Fibria Celulose S.A., on the base date of March 31, 2018. | Page 51 de 65 7 AppendixDashboard6 Exhibits c. Real Property and Agricultural Properties2 Macroeconomic Analysis 4 The Company and the ... 5 Valuation of Shareholder ... 7 Appendix

10 July 2018 1 Executive Summary 3 Sector Analysis Physical deterioration and obsolescence Our estimation of physical deterioration was primarily conducted under the age/life concept. Under this concept, the physical loss in value is attributed to the relation between the estimated useful life of an asset and its remaining useful life at a given point in time. The key definitions in this regard are as follows: Normal useful life (NUL) – The life, usually in terms of years, that an asset will be used before it deteriorates to an unusable condition or is retired from service. Chronological age (CA) – The portion of an asset’s life elapsed since it was originally placed into service. Effective age (EA) – The age of an asset indicated by its actual condition, which may or may be not equal to the CA. Conservation – “situation of the physical characteristics of a property, at a certain moment, as a result of its use and the maintenance to which it was submitted. " . Remaining useful life (RUL) – The period over which an asset will remain in use before it is retired from service; Different physical deterioration profiles are known and widely used in practice that operate under the basic concepts outlined previously. In the Cost Approach analysis, we normally adopt the following physical deterioration profiles: Straight-line depreciation profile - A linear consumption of utility of an asset over its useful life; Ross-Heidecke - considers the maintenance conditions, the actual age and the useful life of the constructions. The methodology applied to estimate the physical deterioration of the buildings and improvements was the Ross-Heidecke method for the ones that the actual age was determined, and the Straight-line for those that the apparent age was considered. Functional obsolescence can be attributable to excess capital or operating costs associated with an asset or group of assets. Economic obsolescence is the loss in value caused by adverse conditions external to the assets, such as poor market demand for the product or service, industrial reorientation, unavailability of transportation and governmental regulation. The methodology applied to estimate the physical deterioration of the buildings and improvements was the Ross-Heidecke method for the ones that the actual age was determined, and the Straight-line for those that the apparent age was considered. Based on our analysis and site inspections, we have not identified any additional economic and functional obsolescence, therefore, we have not made any further adjustments to the real property about these depreciations. The details of the analysis such as the homogenization and building and improvements valuation are in an Excel file, integrant part of this report. Suzano Papel e Celulose S.A.: Valuation of Shareholders' Equity at the market price of Fibria Celulose S.A., on the base date of March 31, 2018. | Page 52 de 65 7 AppendixDashboard6 Exhibits c. Real Property and Agricultural Properties2 Macroeconomic Analysis 4 The Company and the ... 5 Valuation of Shareholder ... 7 Appendix

10 July 2018 1 Executive Summary 3 Sector Analysis The valuation of Personal Properties included all the assets included in the following classes: machinery and equipment, agricultural equipment, furniture and fixtures, computer equipment, tools and softwares. The Valuation date is : 03/31/2018 The evaluation was carried out following according to the norms promulgated by NBR 14.653 in its part 5 – Capital Equipament e also by IBAPE (Brazilian Institute of Engineering and Technical Inspection). Valuation Procedures: In order to properly evaluate personal property assets, we have established a work plan that included the following items and procedures : • Sample technical inspection ; • Conference calls, meetings and e-mail exchanges; • Research to estimate replacement cost; • Selection of evaluation methodology and analysis; • Discussion and review of results; • Elaboration and emission of the final report Site Inspection: We conducted site inspection at Três Lagoas and Aracruz units from May 28th to 30th, 2018 and at Jacareí unit from June 04th and 05th, 2018. During inspections, we consulted those responsible for the respective units, in order to understand procedures related to the production of pulp as well as technical specifications related to the personal properties, their maintenance policies and possible obsolescence. Conference Calls, meetings and e-mails exchanges We consulted Management and Engineering to gather the necessary information in order to carry out the evaluation of personal properties, including meetings, conference calls and e-mail exchanges with those responsible for the respective areas involved in the construction and acquisition of new equipment in order to understand processes, discuss the replacement costs and request technical data of the sites that were not inspected, among others. Estimative of the Replacement Cost In the course of our valuation, we contacted suppliers of equipment as well as our internal databases on personal property. During these conversations, we discussed current market demand for asset types under evaluation, as well as estimates of replacement cost value for new equipment and market value for refurbished or used equipment. We have also researched a number of publicly available sources of information on cost trends, useful lives and technological changes in the industries in which the assets operate Suzano Papel e Celulose S.A.: Valuation of Shareholders' Equity at the market price of Fibria Celulose S.A., on the base date of March 31, 2018. | Page 53 de 65 7 AppendixDashboard6 Exhibits d. Personal Properties Assumptions2 Macroeconomic Analysis 4 The Company and the ... 5 Valuation of Shareholder ... 7 Appendix

10 July 2018 1 Executive Summary 3 Sector Analysis The evaluation of real estate properties from Fibria industrial sites, considered the sites located in the cities of Três Lagoas, Mato Grosso do Sul, Aracruz, Espírito Santo and Jacareí, in São Paulo. In addition, the valuation also included other urban properties from Fibria, located in the cities of Caravelas and Eunápolis, Bahia, Conceição da Barra and Marechal Floriano, in Espírito Santo, Engenho Novo, in Rio de Janeiro, in the cities of São Mateus, Taubaté and Peruíbe, in São Paulo and Aparecida do Taboado, in Mato Grosso do Sul. The Valuation date is : 03/31/2018. The evaluation was carried out following according to the norms promulgated by NBR 14.653 in its part 2 - Urban Real Estate and by IBAPE (Brazilian Institute of Engineering and Technical Inspection). Valuation Procedures: In order to properly evaluate real estate assets, we have established a work plan that included the following items and procedures : • Sample technical inspection ; • Conference calls, meetings and e-mail exchanges; • Research to estimate replacement cost; • Selection of evaluation methodology and analysis; • Discussion and review of results; • Elaboration and emission of the final report Site Inspection: We conducted site inspection at Três Lagoas and Aracruz units from May 28th to 30th, 2018 and at Jacareí unit from June 04th and 05th, 2018. During inspections, we consulted those responsible for the respective units, and discussed the perceived changes that could impact on the use of the property in addition to discussing points such as constructive type, age, observed physical condition, current use and future utility. Conference Calls, meetings and e-mails exchanges We consulted Management and Engineering to gather the necessary information in order to carry out the evaluation of real estate, including meetings, conference calls and e-mail exchanges with those responsible for the respective areas involved in the construction and renovation of the units, in order to understand the constructive pattern of assets; request technical data, such as footage of the units, construction projects, etc., and understand the maintenance policies and related reforms of the units. . Suzano Papel e Celulose S.A.: Valuation of Shareholders' Equity at the market price of Fibria Celulose S.A., on the base date of March 31, 2018. | Page 54 de 65 7 AppendixDashboard6 Exhibits e. Real Estate Properties Assumptions | Urban Properties2 Macroeconomic Analysis 4 The Company and the ... 5 Valuation of Shareholder ... 7 Appendix

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7 Appendix

e. Real Estate Properties Assumptions | Urban Properties

- Selection and analysis of the evaluation methodology

In the context of the valuation of urban properties, the market approach combined with the cost approach method was based on the provision that the property value is significantly associated with its physical characteristics, and that it would pay no more for the installation than the cost to build a similar facility on the market current in a similar property.

In this approach, the value of the land was estimated using the market approach method. The resulting value of the land is added, when applicable, to the market value of buildings and improvements (calculated by cost approach method) to reach the total market value of the property.

Thus, for the market approach method, adjustment factors were applied in order to consider the difference between the comparatives and the assets analyzed. The tables below illustrate the attributes applied:

Offer /Sale Factor	
Transaction	1,00
Opinion	1,00
Offer	0,90

Access Factor	
Highway	1,00
Arterial route	0,90
Collector route	0,80
Sideline route	0,70

Infrastructure Factor	
Yes	1,00
No	0,70

Location Factor	
Great	1,00
Good	0,90
Regular	0,80
Bad	0,70

Topography Factor	
Flat	1,00
Declivity up to 5%	0,95
Declivity from 5 a 10%	0,90
Declivity from 10 a 20%	0,80
Declivity over 20%	0,70

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10 July 2018 1 Executive Summary 3 Sector Analysis Suzano Papel e Celulose S.A.: Valuation of Shareholders' Equity at the market price of Fibria Celulose S.A., on the base date of March 31, 2018. | Page 56 de 65 Vocation Factor II Port 1,50 Commercial 1,10 Residential 1,00 Industrial 1 0,80 Industrial 2 0,60 Rural 0,50 Vocation Factor I Commercial 1,10 Residential 1,00 Industrial 0,95 Rural 0,90 Depreciation Factor A 1,000 B 0,997 C 0,975 D 0,920 E 0,819 F 0,668 G H 0,474 0,248 7 AppendixDashboard6 Exhibits e. Real Estate Properties Assumptions | Urban Properties2 Macroeconomic Analysis 4 The Company and the ... 5 Valuation of Shareholder ... 7 Appendix

10 July 2018 1 Executive Summary 3 Sector Analysis Aparecida do Taboado Aracruz Aparecida do Taboado is a city in the state of Mato Grosso do Sul and is 442 km far from Campo Grande. It is the fourth most industrialized city in the state, with growing trade and the economy focused on the agricultural sector. The economy strengthened after the inauguration of the Railroad Bridge over the Paraná River, making possible the road link with the state of São Paulo. In the district passes the railroad BR 158, with access to the states of São Paulo, Mato Grosso, Goiás and Minas Gerais, in addition to a passenger terminal. The city of Aracruz is located in the countryside of Espírito Santo, 80 km from the capital, Vitória. The implementation of the factory in the region generated a socioeconomic transformation, where the sectors of industry, commerce and services developed. Due to its locality, the city also started port activity, with the implementation of Portocel, wich is responsible for transporting the pulp produced in the factory. Currently, Aracruz has an estimated population of 98,393 (IBGE). The city counts on the railway branch that connects the railroad Vitória-Minas to the Port of Barra do Riacho and to Fibria. The sites are located between the city of Aracruz and Barra do Riacho and have a little urbanized environment. Caravelas The city of Caravelas is located in Bahia, 720 km from the state capital, Salvador. Caravelas has an economy focused on the primary sector and has an estimated population of 22,740 inhabitants in 2017. The city has only 9.8% of urban properties on public roads with adequate urbanization. The BR-418 highway, the main link between the northeast of Minas Gerais and the south coast of Bahia, is BR-101, already in Bahia, where it ends in Caravelas. Conceição da Barra The city of Conceição da Barra is located on the coast of Espírito Santo, near the border with Bahia and is 250 km from Vitória, the state capital. With an estimated population of 31,574, the city is known for its culture and has a strong tourism sector. The highway ES 010 cuts the city and has recently undergone improvements. The site is located in the district of Itaúnas, in an urbanized area, near the coast. Suzano Papel e Celulose S.A.: Valuation of Shareholders' Equity at the market price of Fibria Celulose S.A., on the base date of March 31, 2018. | Page 57 de 65 7 AppendixDashboard6 Exhibits e. Real Estate Properties Assumptions | Urban Properties2 Macroeconomic Analysis 4 The Company and the ... 5 Valuation of Shareholder ... 7 Appendix

10 July 2018 1 Executive Summary 3 Sector Analysis Eunápolis Eunápolis is a city located to the south of Bahia, distant 650 km of the state capital, Salvador. The city has an estimated population of 115,290 inhabitants and has a strong appeal to the tourism sector. In the city is located the Veracel, pulp factory in which the Fibria has participation. The factory, located on the banks of the Fazenda Brasilândia Highway, is located in a rural region with little urban infrastructure in its vicinity. Helvécia Helvécia is a district of the city of Nova Viçosa, in the extreme south of the state of Bahia. The region's economy is fundamentally based on agriculture, livestock and the pulp industry, and tourism has recently developed. Both the city of Caravelas and the cityof Texeira de Freitas have an area of influence over the district Jacareí Jacareí is a city of the metropolitan region of the Paraíba Valley and North Coast, in the state of São Paulo, to the east of the capital, distant about 80 km. The city counts on several industries installed and the urban growth is mainly due to the installation of the textile factories in the first decades of the twentieth century and the implementation of the highway SP-66. The site is located in the district of São Silvestre de Jacareí, which has an industrial character Marechal Floriano Marechal Floriano is a city of Espirito Santo and is located on the borders of of BR-262 road, which connects Vitória to Belo Horizonte. The city is 50 km from the capital Vitória. With a population estimated at 16,545 inhabitants, the city has as main economic activities the activities of the primary sector, such as poultry coffee cultivation and olericulture. The site is located in the district of Araguaia that has tourism as its main activity. Suzano Papel e Celulose S.A.: Valuation of Shareholders' Equity at the market price of Fibria Celulose S.A., on the base date of March 31, 2018. | Page 58 de 65 7 AppendixDashboard6 Exhibits e. Real Estate Properties Assumptions | Urban Properties2 Macroeconomic Analysis 4 The Company and the ... 5 Valuation of Shareholder ... 7 Appendix

10 July 2018 1 Executive Summary 3 Sector Analysis Peruíbe Peruíbe is located in the south of the state of São Paulo, in the metropolitan region of Baixada Santista. The area is recognized by beaches and ecological and rural tourism and has an estimated population of 66,572 inhabitants. The property, of an urban character, is located in the city of Peruíbe, near Luciano de Bona Avenue, which connects to BR 101 road. Rio de Janeiro The property is located in the neighborhood of Engenho Novo, inserted in the North Zone of the city of Rio de Janeiro. It is a neighborhood that is economically stagnant because it suffers from the lack of investment in the area, which has several structural problems, such as violence and degraded landscape. São Mateus São Mateus is a city located on the coast of Espírito Santo and is bordered on the north by Conceição da Barra. The state capital is 215 km from the municipality. With a population of about 128,500, it is notable for its strong tourist appeal, both historical and seasonal, such as Carnival. In addition to the tertiary sector, the primary sector plays an important role in São Mateus' economy. Most of its territory is in rural areas, however, the sites are located in the city. Taubaté The city of Taubaté is located in the interior of the state of São Paulo, in the Paraíba Valley region, 130 km from the state capital. With a population estimated at 308,000 inhabitants, the city was one of the first to be industrialized in the country with the establishment of one of the main industries of the weaving industry in the world. In the 70's the city started to attract several industries, mainly the automobile industry. In addition, the city is the second largest commercial center in the Vale Paraíba region. Taubaté has an exceptional geographical position, being in the axis of circulation between São Paulo, Rio de Janeiro and Minas Gerais, centers of greater productivity and greater population concentration of the country. The site is located in rural area, near the city of Caçapava do Sul. Suzano Papel e Celulose S.A.: Valuation of Shareholders' Equity at the market price of Fibria Celulose S.A., on the base date of March 31, 2018. | Page 59 de 65 7 AppendixDashboard6 Exhibits e. Real Estate Properties Assumptions | Urban Properties2 Macroeconomic Analysis 4 The Company and the ... 5 Valuation of Shareholder ... 7 Appendix

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Três Lagoas

Três Lagoas is a Brazilian city in the Midwest region , located in the state of Mato Grosso do Sul and 326 km from the capital, Campo Grande.

The main economic activity of the city is livestock. However, the industrial and tourism sector also stand out.

It is in Três Lagoas that the largest and latest Fibria production line, Horizonte 2, is located. Its surroundings are rural and 30 km from the city center.

* We emphasize that the lands located in Aparecida do Taboado - MS, Helvécia - BA and some land located in Aracruz - ES and Três Lagoas - MS were considered as rural lands and therefore, the market value estimate followed the guidelines described in Appendix F.

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- The rural properties belonging to Fibria are located in the states of São Paulo, Bahia, Espírito Santo, Minas Gerais, Mato Grosso do Sul, Rio de Janeiro and Rio Grande do Sul.
- Valuation was carried out at the cluster level, for the base date 03/31/2018, considering the areas (ha) and the agronomic characteristics of each property, sent by the Administration, and the regional particularities through the market research that we carry out.
- The clusters were determined following a pattern of maximum distance in kilometers per State. After this first grouping, the resulting groups were subdivided by the distance between the matrices, through the computational methodology "K-means". In this methodology, a group of N samples is divided into K groups, where each sample is separated to maintain the lowest possible average distance in all groups. Define the number K of groups so that it is the smallest possible value so that the maximum distance of all groups obeys the maximum allowed distance determined based on the State.

State	Abrev.	Radius (Km)
São Paulo	SP	30
Espírito Santo	ES	50
Minas Gerais	MG	50
Bahia	BA	100
Mato Grosso do Sul	MS	30
Rio de Janeiro	RJ	50
Rio Grande do Sul	RS	100

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10 July 2018 1 Executive Summary 3 Sector Analysis 5 Valuation of Shareholder ... As previously mentioned, adjustment factors were applied in order to consider the difference between the comparatives and the analyzed clusters. The grades attributed to each of the factors are shown below: Suzano Papel e Celulose S.A.: Valuation of Shareholders' Equity at the market price of Fibria Celulose S.A., on the base date of March 31, 2018. | Page 62 de 65 Water Factor High rainfall index 1,00 Average rainfall index 0,90 Low rainfall index 0,80 Soil Texture Factor Very Clay 1,00 Clay 0,90 Average 0,80 Siltoso 0,70 Sandy 0,60 Access Factor Paved road with double lane 1,00 Paved road with single lane 0,90 Rural road in good conditions 0,80 Rural road in bad conditions on rainy season 0,70 Rural road in bad conditions 0,60 Occupation of Soil Factor Agriculture 1,00 Reforestation 0,90 Pastures 0,80 Native Forests or Reservation 0,70 Topography Factor Flat 1,00 Slightly Wavy 0,90 Wavy 0,80 Very Wavy 0,70 Offer /Sale Factor Transaction 1,00 Opinion 1,00 Offer 0,90 7 AppendixDashboard6 Exhibits f. Real Estate Properties Assumptions | Agricultural Properties2 Macroeconomic Analysis (Land)4 The Company and the ... 7 Appendix

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Region: São Paulo

Topography: the region presents flat topography to slightly undulated in the producing regions, very favorable for agriculture.

Climate: The average annual rainfall is 1340 mm and the average annual temperature is 18.5 ° C.

Vegetation: The state of São Paulo is inserted in the Cerrado and Atlantic Forest biomes.

Soil Classes: The main soil class in the producing regions of São Paulo are Red Latosol, Red Yellow Latosol, Red Argisol and Red Yellow Argisol. Clusters: from C SP 1 to C SP 21.

Region: Espírito Santo

Topography: the region presents a slightly undulated topography in the producing regions.

Climate: The average annual rainfall is 620 mm and the average annual temperature is 22.0 ° C.

Vegetation: the Holy Spirit is in its totality in the Atlantic Forest biome.

Soil Classes: The main soil class in the producing regions of Espírito Santo are Yellow Argissolo, Yellow Red Argissolo, Yellow Red Latosol, and Hapless Cambisol.

Clusters: from C ES 1 to C ES 6.

Region: Minas Gerais

Topography: the region presents a slightly undulated topography in the producing regions.

Climate: The average annual rainfall varies from 750 to 1800 mm and the average annual temperature is 22.0 ° C.

Vegetation: Minas Gerais has two predominant types of vegetion in the Cerrado and Atlantic forest

Soil Classes: The main soil class in the producing regions of Minas Gerais are Red Argissolo, Red Argissolo, Red Latosol, Red Yellow Latosol, and Hapless Cambisol.

Clusters: from C MG 1 to C MG 4.

Region: Bahia

Topography: the region presents flat topography to slightly undulated in the producing regions, very favorable for agriculture.

Climate: The average annual rainfall is 846 mm and the average annual temperature is 27.8 ° C.

Vegetation: Bahia has three types of vegetation, being swamp, rainforest and closed forest.

Soil Classes: The main soil class in the producing regions of Bahia are Yellow Latosol and Yellow Red Latosol.

Clusters: from C BA 1 to C BA 3.

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Region: Mato Grosso do Sul

Topography: the region presents flat and slightly undulating topography in the producing regions, very favorable for agriculture.

Climate: The average annual rainfall is 1241 mm and the average annual temperature is 24.2 ° C.

Vegetation: Mato Grosso do Sul has three types of vegetation, Cerrado, humid tropical forest, and wetland.

Soil Classes: The main soil class in the producing regions of Mato Grosso do Sul is the Red Latosol.

Clusters: from C MS 1 to C MS 5.

Region: Rio de Janeiro

Topography: the region presents slightlyundulated topography in the producing regions.

Climate: The annual rainfall average is 1488 mm and the average annual temperature is 21.8 °c.

Vegetation: The state is in the Atlantic forest.

Soil Classes: The main class of soil in the producing regions of Rio de Janeiro is the red-yellow latosol.

Cluster: C RJ 1.

Region: Rio Grande do Sul

Topography: The region presents a flat and lightly undulated topography in the producing regions.

Climate: The annual rainfall average is 1533 mm and the average annual temperature is 17.4 °c.

Vegetation: The Rio Grande do Sul is inserted in the Pampas.

Soil classes: The main soil classes in the producing regions of Rio Grande do Sul are red-yellow upper, Planossolo Hidromórfico and Neossolo Litólico.

Clusters: C Rs 1 and C Rs 2.

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Suzano Papel e Celulose S.A. Valuation of Shareholder’s Equity at Market price of Suzano Papel e Celulose S.A., as of March 31, 2018 10 July 2018

10 July 2018 Suzano Papel e Celulose S.A. A/C: Daniel Nascimento Av. Brigadeiro Faria Lima, 1355 - 8 andar São Paulo – SP, Brazil 01452-919 Valuation of Shareholder’s Equity at Market Prices of Suzano Papel e Celulose S.A. July 10, 2018 As requested, Ernst & Young Assessoria Empresarial Ltda. ("EY") presents the appraisal report of the Shareholders' Equity at market prices of Suzano Papel e Celulose SA ("Suzano" or "Company"), as of March 31, 2018 (the "base date"), . We understand that Suzano will use this report only as a basis for calculating the replacement ratio of the shares of Eucalipto Holding SA ("Eucalipto") for Suzano shares, as provided for in article 264 of Law 6,404 / 76, ("S. As. "), In the context of the transaction (" Transaction ") of the combination of the operations of Suzano and Fibria Celulose SA (" Fibria "). Eucalipto is a subsidiary of Suzano, which at the base date had only the cash assets in the amount of R $ 200.00 (two hundred Reais), which will be used in the corporate reorganization to enable the Transaction. As part of the Transaction, Eucalipto will incorporate all of Fibria's shares and will subsequently be merged into Suzano, with its consequent extinction. In this context, our estimate of value should not be considered as an investment advice or recommendation or any transaction involving the Company's capital, fairness, or used for financing / raising funds, as well as any other purpose except as described above . This Report contemplates the objective, scope, procedures and methodologies used, as well as the main assumptions that involved calculating the estimate of Shareholders' Equity at Suzano's market prices. We emphasize that we did not investigate independently, nor was any audit process applied to the information provided by Suzano, notably the Balance Sheet of the base date. It should be noted that the closing of the Transaction depends, among other precedent conditions, on the prior approval by the Brazilian Defense Authorities (CADE) and other specific countries. In this context, until the close of the Transaction occurs, among other things, any exchange or sharing of competitively sensitive information between Fibria and Suzano is not permitted. In this way, it should be noted that for this exercise, public information, made available on the Suzano website, was taken into account, complemented by some specific data shared by Suzano's management ("Administration"), limited to non-competitive information. We assume that the management of Suzano consistently analyzed the factors presented herein, and did not omit any relevant information, which could significantly impact the results of our work. Thank you for the opportunity to collaborate with Suzano. If you have any questions or require additional information, please contact Ms. Andrea Fuga or Ms. Roberta Tedesco at +55 (11) 2573 5639. Regards, Ernst & Young Assessoria Empresarial Ltda. Av. Presidente Juscelino Kubitschek, 1909 Torre Norte - 10º andar 04543-011 – São Paulo – SP Telefone: +55 11 2573-3000 www.ey.com.br Andrea Fuga Partner of Valuation Roberta Tedesco Executive Director of Valuation Suzano Papel e Celulose S.A.: Valuation of Shareholder’s Equity at Market price of Suzano Papel e Celulose S.A., as of March 31, 2018 | Page 2 of 59

10 July 2018 1 Executive Summary 7 Appendix 3 Sector Analysis Dashboard Executive Summary 1 Macroeconomic Analysis 2 Sector Analysis 3 Page 4 Page 5 Page 8 Page 10 The and 4 Company Valuation of Exhibits Appendix the ... Shareholder 5 ... 6 7 Page 16 Page 21 Page 30 Page 39 Suzano Papel e Celulose S.A.: Valuation of Shareholder’s Equity at Market price of Suzano Papel e Celulose S.A., as of March 31, 2018 | Page 3 of 59 DashboardDashboard6 Exhibits Table of Contents2 Macroeconomic Analysis 4 The Company and the ... 5 Valuation of Shareholder ...

10 July 2018 1 Executive Summary 7 Appendix 3 Sector Analysis R$ 12.5 bi R$ 3.8 bi R$ 16.2 bi Equity book value Adjustments Equity at market prices R$ 16.4 bi R$ 6.0 bi R$ 22.4 bi Fixed assets book value Adjustments Fixed assets fair value R$ 12.6 R$ 1.2 bi R$ 13.8 bi Loans and financing Adjustments Loans and financing fair value R$ 3.4 bi - R$ 3.4 bi Cash and financial applications Adjustments Cash and financial applications fair value R$ 4.6 bi - R$ 4.6 bi Biological assets Adjustments Biological assets fair value R$ 3.7 bi R$ 0.3 bi R$ 4.0 bi Accounts receivable and inventory Adjustments Accounts receivable and inventory fair value R$ 1.9 bi (R$ 0.8) bi R$ 1.0 bi Net deferred taxes Adjustments Deferred taxes fair value Suzano Papel e Celulose S.A.: Valuation of Shareholder’s Equity at Market price of Suzano Papel e Celulose S.A., as of March 31, 2018 | Page 4 of 59 Main Assets and Liabilities at Market Value DashboardDashboard6 Exhibits Highlights2 Macroeconomic Analysis 4 The Company and the ... 5 Valuation of Shareholder ...

10 July 2018 1 Executive Summary Suzano Papel e Celulose S.A.: Valuation of Shareholder’s Equity at Market price of Suzano Papel e Celulose S.A., as of March 31, 2018 | Page 5 of 59

10 July 2018

1 Executive Summary
Executive Summary

Dashboard
1 Executive Summary
2 Macroeconomic Analysis
3 Sector Analysis
4 The Company and the ...
5 Valuation of Shareholder ...
6 Exhibits
7 Appendix

Objective

- Suzano is the second largest global producer of eucalyptus pulp and the largest producer of domestic paper in Latin America.
- Fibria is a Brazilian company, the world leader in the production of bleached eucalyptus pulp. With a production capacity of 7.3 million tons per year, the company exports pulp to more than 35 countries.
- In March 2018, Suzano and Fibria announced the combination of their business, through which Fibria will become a wholly-owned subsidiary of Suzano.
- The objective of this work is to evaluate Suzano's Shareholders' Equity at the base date of March 31, 2018, in order to base the calculation of the replacement ratio of Fibria's shares for Suzano shares, as provided for in article 264 of the Brazilian Corporate Law

Scope of Work

- Discussions with Suzano executives and employees;
- Obtaining Suzano's historical accounting, operating and financial data;
- Analysis of the market in which the Company is inserted;
- Individual valuation of relevant assets and liabilities, recorded in the Company's equity position on the base date, at market value, according to the methodologies described in this report.

It should be noted that this work does not contemplate changes in the external or internal environments in which Suzano operates, besides those to be explained in this report.

General Assumptions

- The value of Shareholders' Equity at Market Prices is defined by CVM Instruction 436 as the amount calculated based on the sale or settlement of the assets and separately payable under the following conditions:
  - a) the market value must correspond to the value expressed in cash or equivalent by which the property (or any other asset or liability) could be exchanged between a prone buyer and a prone seller, with reasonable knowledge of both and no compulsion to buy or sell by one or both; and
  - b) the value of the assets shall be valued by reference to market prices under orderly settlement conditions or "cash equivalents", ie, no account shall be taken of the winding-up amount under forced sales conditions at any cost. "
- The Balance Sheet used was the Consolidated version, dated March 31, 2018, as published in the ITR (Quarterly Information) of the Company.
- Base date: March 31, 2018
- Currency: Reais (BRL) in nominal terms
- Relevance: Only items representing more than 1% of total asset value were adjusted.

Suzano Papel e Celulose S.A.: Valuation of Shareholder's Equity at Market price of Suzano Papel e Celulose S.A., as of March 31, 2018 | Page 6 of 59

10 July 2018 7 Appendix 3 Sector Analysis (=) Equity Book Value 12,458 (+) Credit Adjustment to Equity 6,067 (-) Debit Adjustment to Equity (344) (+/-) IR/CS Adjustments (1,946) (=) Market Value of Equity 16,235 Source: EY Conclusion Based on the information received and the work performed, our valuation resulted in an estimate of Suzano's Shareholder Equity at market prices of approximately BRL 16,235 million, as of the base date of March 31, 2018. Suzano Papel e Celulose S.A.: Valuation of Shareholder’s Equity at Market price of Suzano Papel e Celulose S.A., as of March 31, 2018 | Page 7 of 59 Composition of Adjustments(R$ millions) Equity Before and After Adjustments (R$ millions) 1 Executive SummaryDashboard6 Exhibits Estimation of Value2 Macroeconomic Analysis 4 The Company and the ... 5 Valuation of Shareholder ... 1 Executive Summary

10 July 2018 2 Macroeconomic Analysis Suzano Papel e Celulose S.A.: Valuation of Shareholder’s Equity at Market price of Suzano Papel e Celulose S.A., as of March 31, 2018 | Page 8 of 59

10 July 2018

2 Macroeconomic Analysis

Dashboard
1 Executive Summary
2 Macroeconomic Analysis
3 Sector Analysis
4 The Company and the ...
5 Valuation of Shareholder ...
6 Exhibits
7 Appendix

Macroeconomic Analysis

IPCA Historic and Projected


10.7%
6.4%
6.3%
2.9%
3.6%
4.1%
4.0%
4.0%
3.9%
3.9%
3.9%
3.9%
3.9%
3.9%
3.9%
2014
2015
2016
2017
2018(P)
2019(P)
2020(P)
2021(P)
2022(P)
2023(P)
2024(P)
2025(P)
2026(P)
2027(P)
2028(P)

Source: Central Bank of Brazil

Exchange Rate Historic and Projected


2014 2015 2016 2017 1Q18 2018 2019 2020 2021 2022 2023 2024 2025 2026 2027 2028

Source: Banco Central do Brazil

Macroeconomic analysis

The analysis below refers to the expectations in force on the base date, according to information published by the Focus Bulletin of BACEN, Getúlio Vargas Foundation (FGV), Oxford Economics and JP Morgan.

Brazilian Economy

Economic activity

According to the expectations provided by the Bank on March 30, 2018, GDP grew by 1.0% in 2017 and is expected to be 2.8% in 2018. Real long-term GDP growth was expected to be 2.7% aa this same date.

Inflation

The official inflation index, IPCA, closed the year of 2017 at 2.9%. According to the market expectations presented by the Bank at the base date, the IPCA should reach 3.6% in 2018 and 4.1% in 2019. The expected stabilization in the medium and long term was 3.9% pa

The General Price Index of the Market (IGP-M), calculated by FGV, closed the year of 2017 by -0.5%. The expectation of the Focus Bulletin is that this index reach 4.5% in 2018 and 4.3% in 2019.

Interest Rates

The Monetary Policy Committee (Copom) took into consideration the macroeconomic situation, the outlook for Brazilian inflation and the balance of risks, and decided to lower the Selic rate from 6.8% to 6.5% pa. The Committee understands that the fall in the expectation of inflation in 2017 provides a gap for the reduction of the level of the basic interest rate, which may allow greater investments by companies. (Copom meeting of March 21, 2018). For the coming years the Selic is expected to stabilize at a level of approximately 8% a.a.

Exchange rate BRL / USD

The exchange rate closed the month of December 2017 at 3.31 BRL / USD. Market expectations on the base date indicated an average rate of 3.28 BRL / USD for 2018 and 3.35 for 2019. However, in May and June 2018, due to the increase in political instability in the country, the projections were changed to 3.63 BRL / USD in 2018 and 3.45 in 2019.

Risk-Brazil

The index shows the daily performance gap of US and emerging-market debt securities and is an indicator of the financial health of the country in question. The index ended March at 239 basis points, indicating a difference of 2.39pp. between the performance of Brazilian securities and US securities. The average for the month was 244 basis points.

American Economy

Inflation

The US inflation index grew in 2017 to 2.1%, as well as the expectation for 2018 of 2.5%. The long-term expectation in force at the base date was 1.9% pa

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10 July 2018 3 Sector Analysis Suzano Papel e Celulose S.A.: Valuation of Shareholder’s Equity at Market price of Suzano Papel e Celulose S.A., as of March 31, 2018 | Page 10 of 59

10 July 2018

Dashboard
1 Executive Summary
2 Macroeconomic Analysis
3 Sector Analysis
4 The Company and the ...
5 Valuation of Shareholder ...
6 Exhibits
7 Appendix

3 Sector Analysis
Global Cellulose and Pulp Market

- Between 1990 and 2016, global pulp production grew by 11.0% (185.5 million tons) at a CAGR of 0.4%. However, within the period between 2007 and 2009, production was impacted by the international financial crisis, falling 11.3%. Consequently, with the increase of the world's stocks, the companies reduced their productions. Since these events, the same pre-crisis levels have not been recovered.
- The United States is the largest pulp producer in the world, representing 26.3% of the total market with 48.5 millions of tons produced in 2016. As a comparison, US production is triple that of Brazilian production. However, in recent years, the United States and Canada have fallen in production, due to the low competitiveness in the international market, compared with other countries that have gained space in this industry.
- Of the total products derived from pulp, 31.5% are destined for export and the five largest global exporters are Brazil, Canada, Chile, Sweden and the United States, which represent 63.6% of total exports. In 2013, Brazil became the largest exporter, surpassing Canada, mainly to supply the growing Chinese demand, which is the largest importer of pulp in the world. Only China imports 33.0% of the total produced globally, which assists in supplying demand, not only in Brazil, but also in other South American and European countries. Between 2010 and 2016, Brazil tripled the value of its exports, while Chile, which became one of the main players in South America and a major global competitor due to the good adaptability of both eucalyptus and pine pulp production, grew 98.5% during that same period.
- Another important aspect of the global pulp industry is the low price volatility of eucalyptus pulp in the international market, varying by 8.0% between 2000 and 2017, which is explained by the high flexibility of pulp producers to adjust the production required for pulp production. demand curve, the industry's slight cost curve and market prices close to producers' costs.

The 10 largest producers of cellulose in 2016 (millions of tons)


United States 48.5
Brazil 18.8
Canada 17.0
China 16.8
Switzerland 11.1
Finland 10.3
Japan 8.7
Russsia 8.0
Indonesia 6.8
Chile 5.1

Productivity of the forests by country (m³/ha/year)


Canada 5 3
Baltic countries 6 5
Scandanavia 6 5
Russia 6 5
US 10 13
Mozambique 25 11
China 28 21
Brazil 36 31
Productivity Eucalyptus m³/ha/ano
Productivity Pine m³/ha/ano

Source: EMIS, Bloomberg, Parllaxis

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10 July 2018

3 Sector Analysis
Cellulose in Brazil

Dashboard
1 Executive Summary
2 Macroeconomic Analysis
3 Sector Analysis
4 The Company and the ...
5 Valuation of Shareholder ...
6 Exhibits
7 Appendix

Area of forests planted in Brazil (thousands of hectors)


7,847
8,024
8,249
8,473
8,697
8,922
9,146
5,674
1,584
589
5,792
1,544
688
5,954
1,508
787
6,116
1,473
885
6,277
1,437
983
6,439
1,401
1,082
6,601
1,365
1,180
2016
2017
2018
2019
2020
2021
2022
Eucalyptus
Pine
Other trees
Total

- In Brazil, the two main sources of wood used for pulp production are pine and eucalyptus, accounting for more than 92.5% of the volume produced. The country ranks second in the ranking of pulp producers of all types and first, if only eucalyptus pulp is considered.
- There are two types of cellulose, with different physical and chemical characteristics. The Fibra Longa cellulose is used in the production of papers that demand more resistance, such as those used in packaging, paper and newspaper. The other type, called Short Fiber, derived mainly from eucalyptus, is used for the production of household papers (printing and writing) and sanitary purposes (toilet paper, paper towels and napkins). About 85.0% of the total Brazilian production corresponds to Fibra Curta pulp.
- In 2017, Brazil had the 7th largest area of planted forests certified, covering 6.4 million hectares. In order to promote economic activities and guarantee supplies to local industries, in July 2017, the Government adopted the Annual Forest Granting Plan (PAOF) for 2018, offering a concession of 1.6 million hectares of public forests in the states of Amazonas, Amapá, Pará and Rondônia. Brazil's competitiveness in this sector is explained, among others, by natural factors such as abundance of land and favorable climatic conditions / soil for planting eucalyptus trees (72.3% of the total area planted).
- The increase in eucalyptus productivity in the country is a consequence of the high investment and development of innovations in the biotechnology, genetics and forest maintenance techniques. The result is a productivity gain of 30m3 per hectare per year since the 1970s. As a comparison, this productivity gain enabled the industry to use half of the eucalyptus plantation area for the supply used in China. The production of 1.5 million tons of pulp requires 140 thousand hectares in Brazil, one fifth of the area needed in Scandinavia.

Source: Parallaxis, EMIS, FSC (Forest Stewardship Council)

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10 July 2018

3 Sector Analysis
Cellulose in Brazil

Dashboard
1 Executive Summary
2 Macroeconomic Analysis
3 Sector Analysis
4 The Company and the ...
5 Valuation of Shareholder ...
6 Exhibits
7 Appendix

- The largest state of eucalyptus in Brazil is Minas Gerais, with 24.5% of the total planted area, followed by São Paulo (16.7%), Mato Grosso do Sul (15.5%) and Bahia (10.8% %). Between 2015 and 2016, São Paulo and Minas Gerais had decreases in eucalyptus production of 3.1% and 0.4%, respectively. In contrast, Mato Grosso do Sul and Tocantins had growths of 323.0% and 439.0% between the years 2007 and 2016, with CAGR of 15.5% and 20.6%, respectively.
- Pine production in Brazil is concentrated in only two states, Paraná and Santa Catarina, which represent 77.0% of the planted area of this variety in the country. However, there is a downward trend in the production of this variety for long cutting time (15 years against 7 of eucalyptus) and its profitability compared to eucalyptus.

Area of eucalyptus (%)


PA
2.4%
MA
2.9%
MT
3.3%
BA
10.8%
MG
24.5%
ES
4.1%
MS
15.5%
SP
16.7%
PR
5.2%
RS
5.4%
Outros - 9.2%

Area of pine (%)


BA
0.2%
GO
0.5%
MG
2.3%
ES
0.2%
MS
0.4%
SP
7.8%
PR
42.5%
SC
34.5%
RS
11.7%
Outros - 0%

Source: EMIS, Parallaxis

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10 July 2018

3 Sector Analysis
Cellulose in Brazil

Dashboard
1 Executive Summary
2 Macroeconomic Analysis
3 Sector Analysis
4 The Company and the ...
5 Valuation of Shareholder ...
6 Exhibits
7 Appendix

Production of cellulose in Brazil (thousands of tons)


5.8%
4.9%
6.4%
-1.2%
0.0%
8.1%
8.8%
5.5%
8.1%
3.5%
11,997
12,697
13,315
14,164
13,992
13,997
15,129
16,465
17,370
18,773
19,422
2007
2008
2009
2010
2011
2012
2013
2014
2015
2016
2017
Production of Cellulose in Brazil (1.000 ton)
Production growth (%)

Source: Parallaxis

Projection of exportation of cellulose (US$ millions)


14.0%
0.7%
5.6%
3.3%
4.0%
3.5%
5,575
6,355
6,397
6,753
6,976
7,255
7,510
2016
2017
2018
2019
2020
2021
2022
Exportation of Cellulose Projections (US$ Mi)
Growth of Exportation (%)

Source: EMIS

- Between 1991 and 2016, pulp production grew 295.0% in Brazil, with a CAGR of 5.7%, the highest annual growth comparing only the 5 largest pulp producers in the world. If we only consider the period between 2007 and 2017, the growth was 61.9%, with output jumping from 12.0 to 19.4 million tons. In 2018, the growth trend continued in the first three months of the year. Between January and March, pulp production in the country was 5.3 million tons, up 13.0% on the same period last year. The total production value of Brazilian pulp will have a CAGR of 6.1% by the year 2022 due mainly to the increased participation of eucalyptus plantation in the product mix of the companies.
- In 2017, the volume of pulp exports grew by 2.8% compared to the previous year, rising from 13.5 million tons to 13.9 million tons. The value of exports increased even more significantly, reaching US $ 6.4 billion in 2017, 14.1% higher than in 2016. The factors that supported this movement were the prices practiced in the international market combined with the devaluation of Real, which positively influenced the competitiveness of the Brazilian product. The growth in Chinese and US demand for Brazilian pulp also ensured maintenance levels of Brazilian exports despite the weakening of the European market. Between 2012 and 2017, the CAGR of the value of exports only to the Chinese market was 15.8%, reaching a total of $ 2.6 billion and 5.5 million tons. Exports to the United States, in the same period, presented a CAGR of 1.5% to a variation in the volume of 3.9%.

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10 July 2018 1 Executive Summary 7 Appendix Exports of pulp are projected to increase at a CAGR of 3.4% between 2017 and 2022, reaching US $ 7.5 billion. This expansion will be due to the strong demand for eucalyptus pulp in developed and developing countries and the low availability of pulp in the global market due to production inefficiencies and the start-up of new plants, especially in China. Since 2013, Brazilian imports have fallen 51.0%, from 430 thousand to 211 thousand tons. Three factors impacted this change: the devaluation of the Real against the Dollar during this period (increasing exports), the growth of pulp production in the country and the development of resistance and use of short-fiber pulp. However, the trend is that imports of pulp will grow at a CAGR of 6.2% between 2017 and 2022, driven by the growing demand from the national pulp paper industry and the production used for the generation of high value products aggregate. Domestic pulp consumption in 2017 grew 1.6% from 6.2 million to 6.3 million tons, mainly due to the recovery in paper production, which increased the use of raw materials in the domestic market. Domestic Projection of importation of cellulose in Brazil (US$ millions) demand corresponds to 33.0% of production, with 94.0% domestic production and only 6.0% from other countries. coming from Source: EMIS Apparent consumption of cellulose in Brazil (thousands of tons) Source: Parallaxis Suzano Papel e Celulose S.A.: Valuation of Shareholder’s Equity at Market price of Suzano Papel e Celulose S.A., as of March 31, 2018 | Page 15 of 59 3 Sector AnalysisDashboard6 Exhibits Cellulose in Brazil2 Macroeconomic Analysis 4 The Company and the ... 5 Valuation of Shareholder ... 3 Sector Analysis

10 July 2018 4 The Company and the Transaction Suzano Papel e Celulose S.A.: Valuation of Shareholder’s Equity at Market price of Suzano Papel e Celulose S.A., as of March 31, 2018 | Page 16 of 59

10 July 2018

4 The Company and the Transaction
General Vision of the Company

Dashboard
1 Executive Summary
2 Macroeconomic Analysis
3 Sector Analysis
4 The Company and the ...
5 Valuation of Shareholder ...
6 Exhibits
7 Appendix

Suzano

- Founded 94 years ago by a Ukrainian immigrant named Leon Fefer, the Suzano Group is currently composed of 4 companies from different segments: Suzano Papel e Celulose, Alden Desenvolvimento Imobiliário, MDS Global Insurance & Risk Consultants, and HiperStream, a provider of solutions for data processing and transactional communication.
- Suzano is a forest-based company, the world's second largest producer of eucalyptus pulp and the largest manufacturer of household paper in Latin America. It has its administrative headquarters in São Paulo (SP) and operates seven industrial units in Brazil, three in the state of São Paulo (Limeira and two in Suzano), one in Bahia (Mucuri), one in Maranhão (Imperatriz), one in Pará (Belém) and one in Ceará (Fortaleza).
- The company has 9,000 employees and 11,000 service providers operating in a forest area of 1.3 million hectares, of which 570 thousand hectares are planted forests (concentrated in the states of Bahia, Espírito Santo, São Paulo, Minas Gerais Gerais, Maranhão, Tocantins, Pará and Piauí). Within the forest base, 542 thousand hectares are of preservation areas.
- Suzano has also diversified its operations. Through FuturaGene, the company entered the biotechnology sector, becoming the first company in the world to obtain approval for the commercial use of genetically modified eucalyptus, fluff cellulose (used for the production of diapers and absorbents), lignin petroleum products in high value-added applications) and tissue (production of paper for sanitary purposes).


Leon Feffer starts operations in the commercial paper industry
1921
In São Paulo, the first factory starts operating
1941
The first company in the sector to go public
1980
Inauguration of commercial offices in USA, Switzerland and China
2006/2007
Suzano diversifies operation: Biotechnology, Fluff, Tissue and Lignin
2015
1924
Registration approved by the Board of Trade.
1964
Suzano makes their first exportation od Cellulose to Argentina
1992
Industrial Unit in Mucuri, Bahia, begins operations
2014
Inauguration of a new plant in Imperatriz, Maranhão

Source: Site Suzano

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10 July 2018 1 Executive Summary 7 Appendix 3 Sector Analysis Global Presence: Abroad, Suzano Papel e Celulose is present in more than 15 countries. In addition to Brazil, Suzano has a commercial office in China, and subsidiaries in the United States, Switzerland, England, Argentina and 21 distribution centers spread across 3 continents (Asia, North America and Europe). Administrative Headquarters Industrial Unit Source: Site Suzano Source: Site Suzano Suzano Papel e Celulose S.A.: Valuation of Shareholder’s Equity at Market price of Suzano Papel e Celulose S.A., as of March 31, 2018 | Page 18 of 59 Suzano 4 The Company and the TransactionDashboard6 Exhibits General Vision of the Company2 Macroeconomic Analysis 5 Valuation of Shareholder ... 4 The Company and the ...

10 July 2018

4 The Company and the Transaction
General Vision of the Company

Dashboard
1 Executive Summary
2 Macroeconomic Analysis
3 Sector Analysis
4 The Company and the ...
5 Valuation of Shareholder ...
6 Exhibits
7 Appendix

Fibria

- Fibria was formed from the acquisition of Aracruz Celulose S.A. by Votorantim Celulose e Papel S.A., and was then consolidated and formalized as a company on September 1, 2009.
- The company is the largest producer of eucalyptus pulp in the world, with a production capacity of 7.3 million tons per year and operating through industrial units located in Aracruz (ES), Jacareí (SP), Três Lagoas (MS) and in Eunápolis (BA), city in which Veracel, joint-operation with Stora Enso, is headquartered.
- Fibria's production, which is exported to 35 countries, is generated from 1,056 million hectares of forests, 633,000 hectares of planted forests, 364,000 hectares of preservation areas and 59,000 hectares for other purposes. The pulp manufactured by the company is raw material for different segments of products, among them, education, hygiene, health and cleaning.

Global Presence:



Source: Site Fibria

Timeline:

2009	Fibria was created as a result of the acquisition of Aracruz by Vototantim Celulose e Papel. Start of operations in Horizonte 1
2010	Fibria enters the New Market of BM&F Bovespa (actual B3)
2012	Fibria affirms their strategy with the Canadian company Ensyn
2015	Approval of the expansion project Horizonte 2, in Três Lagoras - MS
2017	Fibria iniciates operations for the project Horizonte 2
2018	Suzano announces corporate reorganization with Fibria

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10 July 2018

Dashboard
1 Executive Summary
2 Macroeconomic Analysis
3 Sector Analysis
4 The Company and the ...
5 Valuation of Shareholder ...
6 Exhibits
7 Appendix

4 The Company and the Transaction

Transaction Description

The Transaction

- On March 16, 2018, Suzano and Fibria announced the conclusion of an agreement between Suzano Holding SA and other controlling shareholders of Suzano, with the controlling shareholders of Fibria (Votorantim SA and BNDES Participações SA), regarding the realization of the combination of the base shareholders' equity through a corporate reorganization. This reorganization will result in the conversion of Fibria into a wholly owned subsidiary of Suzano and the receipt by all Fibria shareholders of (i) a portion of approximately R $ 29.0 billion, to be adjusted and paid as provided in the Protocol and Justification of the Transaction, and (ii) 255 million of new common shares issued by Suzano, to be adjusted as provided for in the same Protocol.
- The resulting company will have 37,000 employees (direct and third party), with assets in Brazil and abroad. In total there will be 11 industrial units, reaching 11 million tons of pulp and 1.4 million tons of paper. The annual export volumes will total R $ 18 billion and investment of R $ 6.4 billion projected for the year 2018.
- Controllers of the two companies defined that Fibria's shareholders will receive R $ 52.50 per share, adjusted by the CDI until the date of consummation of the transaction. In addition, it will receive 0.4611 Suzano common stock, adjusted according to transaction documents.
- After the conclusion of the operation, which will only happen after the approval of the Shareholders' Meetings of the two companies and the analysis of the regulatory agencies, the resulting company will become the largest agribusiness company in the country and the fifth largest non-financial company in Brazil.

New shareholder composition:


Suzano Papel e Celulose (46.4%)
BNDESPar (11.1%)
Votorantim (5.6%)
Other Shareholders (36.9%)
Suzano Papel e Celulose S.A. (100%)
Fibria Celulose S.A

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10 July 2018 5 Valuation of Shareholder Equity at Market Prices Suzano Papel e Celulose S.A.: Valuation of Shareholder’s Equity at Market price of Suzano Papel e Celulose S.A., as of March 31, 2018 | Page 21 of 59

10 July 2018 1 Executive Summary 7 Appendix 3 Sector Analysis Suzano Papel e Celulose S.A.: Valuation of Shareholder’s Equity at Market price of Suzano Papel e Celulose S.A., as of March 31, 2018 | Page 22 of 59 Main Assumptions: [a] Cash and cash equivalents: cash or cash equivalents, represented by national currencies and includes balances of accounts invested abroad. Adjustment criteria: There were no adjustments made to the account. In accordance with IFRS 9, cash and cash equivalents are considered financial instruments and are presented in the balance sheet at their fair value. [b] Financial Investments: consists of investments in Investment Funds that allocate resources in fixed income instruments, diversified between securities of private institutions and public securities. And Bank Deposit Certificates. Adjustment criteria: There were no adjustments made to the account. In accordance with IFRS 9, Financial Investments are considered financial instruments and are presented in the balance sheet at their fair value. [c] Accounts receivable: consists of customers in the country, overseas customers, related parties and PDD. Adjustment criteria: There were no adjustments made to the account. Due to the adoption of IFRS 9, the Company disclosed the fair value of Accounts Receivable in note, which shows that the value of the amortized cost (accounting) is equal to the estimated fair value. [d] Inventory: consists of finished products, products in preparation, raw materials, warehouse, advance to suppliers. Assets (R$ millions) 5 Valuation of Shareholder Equity at Market PricesDashboard6 Exhibits Assets2 Macroeconomic Analysis 4 The Company and the ... 5 Valuation of Shareholder ...

10 July 2018 1 Executive Summary 7 Appendix 3 Sector Analysis Suzano Papel e Celulose S.A.: Valuation of Shareholder’s Equity at Market price of Suzano Papel e Celulose S.A., as of March 31, 2018 | Page 23 of 59 Main Assumptions: The adjustment to market prices of inventories considered only the adjustment of the finished products, since they represented 47% of the book value, and that the other relevant account, raw materials (31% of book value) is already measured at fair value in the cutting time. The fair value of finished products was estimated as the sales value of these products, net of selling expenses to be incurred and a margin reasonably attributed to commercial activity. Inventory turnover was estimated based on the days of the finished product stock in relation to operating costs on the base date. For more details see Annex 2. [e] Recoverable Taxes: are composed of IRPJ and CSLL of prepayments and withholding taxes, PIS / COFINS on acquisition of fixed assets, PIS / COFINS on other operations, ICMS on acquisition of fixed assets, ICMS on other operations, Other taxes and contributions and Provision for ICMS credit discount. Adjustment criteria: the expected amount of taxes recoverable for the next 4 years was brought to present value, according to the schedule estimated by the Administration and by the average Selic rate expected for the same period. For more details see Annex 3. [f] Unrealized gains on derivative transactions: instruments contracted with hedge strategy. Adjustment criteria: There were no adjustments made to the account. In accordance with IFRS 9, derivative financial instruments are considered financial instruments and are presented in the balance sheet as fair value. Assets (R$ millions) 5 Valuation of Shareholder Equity at Market PricesDashboard6 Exhibits Assets2 Macroeconomic Analysis 4 The Company and the ... 5 Valuation of Shareholder ...

10 July 2018 1 Executive Summary 7 Appendix 3 Sector Analysis Suzano Papel e Celulose S.A.: Valuation of Shareholder’s Equity at Market price of Suzano Papel e Celulose S.A., as of March 31, 2018 | Page 24 of 59 Main Assumptions: g] Other accounts receivable: these are composed of other operating assets. Adjustment criteria: there were no adjustments made to the account, since 82% of the assets that make up the account are expected to be realized in the short term. [h] Advance to suppliers: it is constituted by the development program, whose objective is to develop the regions where Suzano operates. Adjustment criteria: the balance of the account was not updated, due to its low representation (1.0%) against total assets. [i] Non-current Assets Held for Sale: consists of carts and commercial real estate. Adjustment criteria: the balance of the account was not updated due to its low representation (0.04%) in relation to total assets. [j] Deferred Taxes: are composed of tax loss; negative basis and social contribution; operating provisions and for miscellaneous losses; exchange rate variation by cash basis; provisions for contingencies; losses with derivatives; and other temporary differences. Adjustment criteria: the balance of the account was not updated due to its low representation (0.01%) in relation to total assets; [k] Judicial deposits: Judicial deposits in guarantee of taxes and contributions sub judice. Adjustment criteria: the balance of the account was not updated due to its low representation (0.4%) in relation to total assets and due to the fact that, in the majority, these deposits are adjusted by the CDI. Assets (R$ millions) 5 Valuation of Shareholder Equity at Market PricesDashboard6 Exhibits Assets2 Macroeconomic Analysis 4 The Company and the ... 5 Valuation of Shareholder ...

10 July 2018

5 Valuation of Shareholder Equity at Market Prices

Assets

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2 Macroeconomic Analysis
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6 Exhibits
7 Appendix

Assets (R$ millions)

	Ativo	Book Value	% of Assets	Adjustments	Fair Value
[a]	Cash and cash equivalents	2,000	6.7%	-	2,000
[b]	Financial applications	1,392	4.6%	-	1,392
[c]	Accounts receivable with clients	2,389	7.9%	-	2,389
[d]	Inventory	1,321	4.4%	313	1,635
[e]	Recoverable taxes	583	1.9%	(39)	545
[f]	Non-realized gains with derivatives	161	0.5%	-	161
[g]	Other accounts receivable	355	1.2%	-	355
[h]	Advances to suppliers	306	1.0%	-	306
[i]	Non-current assets for sale	11	0.0%	-	11
[j]	Deferred taxes	3	0.0%	-	3
[k]	Judicial deposits	116	0.4%	-	116
[l]	Credit receivables	61	0.2%	-	61
[m]	Biological assets	4,579	15.22%	-	4,579
[n]	Investments	7	0.0%	-	7
[o]	Fixed assets	16,416	54.6%	6,031	22,447
[p]	Intangibles	375	1.2%	(239)	136
	Total Assts	30,076	100.0%	6,067	36,143

Main Assumptions:

- **[l] Receivables:** are credits arising from the Company's legal win against the State.
  - Adjustment criteria: the balance of the account was not updated, due to its low representation (0.2%) in relation to total assets.
- **[m] Biological assets**: these are substantially composed of reforestation eucalyptus forests used to supply wood to pulp and paper mills.
  - Adjustment criteria: There were no adjustments made to the account. In accordance with IAS 41, the biological assets presented in the balance sheet are measured at fair value.
- **[n] Investments**: consists of subsidiaries and joint operations.
  - Adjustment criteria: the account balance was not updated due to its low representation (0.02%) in relation to total assets.
- **[o] Fixed assets**: consists of land and farms; buildings; machines and equipment; Construction in progress; and other assets.
  - Adjustment criteria: the fair value of these assets was estimated through a specific evaluation. The list of assets evaluated, methodologies and results are presented in Annex 5.
- **[p] Intangible assets:** consists of the goodwill Vale Florestar, Paineiras Logísticas and Facepa; brands and patents; softwares; and research and development agreement.
  - Criterion: the total amount of goodwill was written off because they did not individually have market value. The other values, because of low relevance, were not adjusted. For more details, see Annex 4.

Suzano Papel e Celulose S.A.: Valuation of Shareholder's Equity at Market price of Suzano Papel e Celulose S.A., as of March 31, 2018 | Page 25 of 59

10 July 2018 1 Executive Summary 7 Appendix 3 Sector Analysis Suzano Papel e Celulose S.A.: Valuation of Shareholder’s Equity at Market price of Suzano Papel e Celulose S.A., as of March 31, 2018 | Page 26 of 59 Main Assumptions: [q] Social and labor obligations: consists of accounts payable and provisions for 13th salary, vacation and other items. Adjustment criteria: the balance of the account was not updated, due to its low representativeness (0.5%) in relation to total liabilities and the short term of realization of the items. [r] Suppliers: consists of accounts payable in local currency and accounts payable in foreign currency. Adjustment criteria: There were no adjustments made to the account. Due to the adoption of IFRS 9, the Company disclosed the fair value of Suppliers in note, where it shows that the value of the amortized cost (accounting) is equal to the estimated fair value. [s] Tax Obligations: consists of taxes payable. Adjustment criteria: the account balance was not updated, due to its low representation (0.6%) against total liabilities. [t] Loans and financing: these are composed of loans made in national and foreign currency with BNDES, FNE-BNB, FINEP, and others. Adjustment criteria: The fair value adopted was that disclosed by Suzano in the financial statements of the base date. According to the notes to the financial statements, the estimate of the fair value of the financial liabilities related to the loans, whose accounting balances are measured at amortized cost, is calculated through the present value, using the market projection for fixed rates and prevailing contractual data for fixed rate securities, brought to present value at the current market rate. The fair value of loans and financing is classified in Level 2 in the fair value hierarchy Liabilities (R$ millions) 5 Valuation of Shareholder Equity at Market PricesDashboard6 Exhibits Liabilities2 Macroeconomic Analysis 4 The Company and the ... 5 Valuation of Shareholder ...

10 July 2018 1 Executive Summary 7 Appendix 3 Sector Analysis Suzano Papel e Celulose S.A.: Valuation of Shareholder’s Equity at Market price of Suzano Papel e Celulose S.A., as of March 31, 2018 | Page 27 of 59 Main Assumptions: [u] Dividends payable: these are dividends already allocated to shareholders Adjustment criteria: the account balance was not updated, due to its low representation (0.6%) against total liabilities. [v] Unrealized losses on derivative transactions: instruments contracted with hedging strategy. Adjustment criteria: There were no adjustments made to the account. In accordance with IFRS 9, unrealized losses on derivative transactions are considered financial instruments and are presented in the balance sheet at their fair value. [w] Other accounts payable: are composed of a provision for profits; benefits to employees; provision of inputs for forest formation; other bills to pay; and other obligations. Adjustment criteria: partial written of the amount paid in PCH Mucuri acquisition not attributed to assets and liabilities and waiting to PPA Report conclusion. For the other account balance here were no adjustments made to the account balance due to the composition and nature of the assets. About 72% of the total value of this liability is represented by accounts that will be realized in the short term. [x] Commitments with acquisition of assets: consists of Certified Real Estate Receivables; acquisition of Vale Florestar Fundo de Investimento em Participações; and Paper Factory of the Amazon. Adjustment criteria: the fair value adopted was that disclosed by Suzano in the Notes to the Financial Statements of the base date, as a result of the adoption of IFRS 9. Liabilities (R$ millions) 5 Valuation of Shareholder Equity at Market PricesDashboard6 Exhibits Liabilities2 Macroeconomic Analysis 4 The Company and the ... 5 Valuation of Shareholder ...

10 July 2018 1 Executive Summary 7 Appendix 3 Sector Analysis Suzano Papel e Celulose S.A.: Valuation of Shareholder’s Equity at Market price of Suzano Papel e Celulose S.A., as of March 31, 2018 | Page 28 of 59 Main Assumptions: [y] Advances from customers: consists of contracts for the future sale of finished products, backed by performance sales transactions, recorded in the short term. Adjustment criteria: the balance of the account was not updated due to its low representation (0.3%) against total liabilities. [z] Deferred taxes: Deferred taxes are stated at their net value. The asset balance consists mainly of tax loss carryforwards, negative basis of social contribution and miscellaneous provisions. In liabilities, the main amounts refer to attributed cost and accelerated depreciation adjustments. Adjustment criteria - the amount of tax credits was brought to present value, based on the schedule of realizations estimated by the Administration. The amounts of liabilities related to attributed cost and accelerated depreciation were brought to present value based on the estimated remaining useful life of the assets that generated such differences. Adjustments to present value were made through the average Selic rate expected for the same period. For more details see Annex 5. [aa] Deferred Income Tax - Adjustments at Market Prices: Deferred Income Tax. Calculated considering the regulatory rate of 34% of IR & CSLL on all adjustments at market price. [ab] Provision for contingencies: it is composed of tax, social security, labor and civil lawsuits. Adjustment criteria: it was considered, in addition to the book value, the recognition of 10.0% of the contingencies classified as possible. For more details see Annex 6. Liabilities (R$ millions) 5 Valuation of Shareholder Equity at Market PricesDashboard6 Exhibits Liabilities2 Macroeconomic Analysis 4 The Company and the ... 5 Valuation of Shareholder ...

10 July 2018 1 Executive Summary 7 Appendix 3 Sector Analysis Suzano Papel e Celulose S.A.: Valuation of Shareholder’s Equity at Market price of Suzano Papel e Celulose S.A., as of March 31, 2018 | Page 29 of 59 Main Assumptions: [ac] Provision for actuarial liabilities: consists of the cost of medical care and 80.0% of life insurance for former employees who retired until 2004 and who did not opt for the complementary pension plan offered by the Company. Adjustment criteria: the balance of the account has not been updated, since this liability is already measured at fair value. [ad] Stock-based compensation plan: consists of two programs of stock-based compensation plans: the Phantom Stock Plan and the stock appreciation Plan. Both paid in cash. Adjustment criteria: the account balance was not updated due to its low representation (0.2%) against total liabilities. Liabilities (R$ millions) 5 Valuation of Shareholder Equity at Market PricesDashboard6 Exhibits Liabilities2 Macroeconomic Analysis 4 The Company and the ... 5 Valuation of Shareholder ...

/ ' Suzano Papel e Celulose S.A.: Valuation of Shareholder's Equity at Market price of Suzano Papel e Celulose S.A., as of March 31, 2018 I Page 30 of 59

10 July 2018

6 Exhibits

Exhibit 1 – Balance Sheet

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	Ativo	Book Value	% of Assets	Adjustments	Fair Value
[a]	Cash and cash equivalents	2,000	6.7%	-	2,000
[b]	Financial applications	1,392	4.6%	-	1,392
[c]	Accounts receivable with clients	2,389	7.9%	-	2,389
[d]	Inventory	1,321	4.4%	313	1,635
[e]	Recoverable taxes	583	1.9%	(39)	545
[f]	Non-realized gains with derivatives	161	0.5%	-	161
[g]	Other accounts receivable	355	1.2%	-	355
[h]	Advances to suppliers	306	1.0%	-	306
[i]	Non-current assets for sale	11	0.0%	-	11
[j]	Deferred taxes	3	0.0%	-	3
[k]	Judicial deposits	116	0.4%	-	116
[l]	Credit receivables	61	0.2%	-	61
[m]	Biological assets	4,579	15.22%	-	4,579
[n]	Investments	7	0.0%	-	7
[o]	Fixed assets	16,416	54.6%	6,031	22,447
[p]	Intangibles	375	1.2%	(239)	136
	Total Assts	**30,076**	**100.0%**	**6,067**	**36,143**

	Liabilities	Book Value	% of Liabilites	Adjustments	Fair Value
[q]	Workers and social obligations	155	0.5%	-	155
[r]	Suppliers	601	2.0%	-	601
[s]	Fiscal obligations	186	0.6%	-	186
[t]	Loans and financing	12,646	42.0%	1,195	13,841
[u]	Dividends payable	182	0.6%	-	182
[v]	Non-realized losses with dividends	100	0.3%	-	100
[w]	Other accounts payable	430	1.4%	(108)	322
[x]	Asset acquistion commitments	635	2.1%	(49)	586
[y]	Advances to clients	92	0.3%	-	92
[z]	Deferred taxes	1,857	6.2%	(810)	1,047
[aa]	Deferred tax liability- adjusted to market price	-	0.0%	1,946	1,946
[ab]	Contingency provision	321	1.1%	116	438
[ac]	Provision for actuarial liabilities	354	1.2%	-	354
[ad]	Share-based compensation plan	51	0.2%	-	51
	Total Liabilities	**17,610**	**58.6%**	**2,290**	**19,900**
	Social Capital	6,242	20.8%	-	6,242
	Capital Reserves	162	0.5%	-	162
	Retained Earnings	2,928	9.7%	-	2,928
	Adjustment of Equity Valuation	2,296	7.6%	-	2,296
	Other comprehensive income	-	0.0%	-	-
	Net Income of the period	830	2.8%	-	830
	Shareholder's Equity	**12,458**	**41.4%**	**3,777**	**16,235**
	Participation of non-controlling shareholders	9	0.0%		9
	Total Liabilities	**30,076**	**100.0%**	**6,067**	**36,143**

Suzano Papel e Celulose S.A.: Valuation of Shareholder's Equity at Market price of Suzano Papel e Celulose S.A., as of March 31, 2018 | Page 31 of 59

10 July 2018

6 Exhibits

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1 Executive Summary
2 Macroeconomic Analysis
3 Sector Analysis
4 The Company and the ...
5 Valuation of Shareholder ...
6 Exhibits
7 Appendix

6 Exhibits

Exhibit 2 – Valuation: Inventory

Finished Goods Inventory	(in BRL millions)
Book Value (March 31, 2018)	1,321
Fair value adjustment	313
Fair value of finished goods inventory	**1,635**

Main assumptions:

We identified that the relevant values in intenvory on the base date refer to the stock of raw materials (29%) and inventory of finished products (63%). Since the main raw material, wood, is treated at fair value at the time of cutting, it was agreed with the Administration that fair value adjustments would consider only the finished products. For the adjustment of finished products, the inventory of pulp and wood, separately

Book Value of Inventory (BRL millions)	
Raw materials	413
Work in progress	63
Finished Goods - Cellulose	341
Finished Goods - Paper	264
Finished Goods – Consumer Products	13
Warehouse	197
Pending imports	30
Total	**1,321**

The fair value of finished products was estimated as the sales value of these products, net of selling expenses to be incurred and a margin reasonably attributed to commercial activity. For the margin estimate, we used the results made in 2017 to eliminate the effects of seasonality in the first quarter of 2018, as quoted in the company's financial statements.

Sale price:

The value of the inventory based on the selling price was estimated considering that 2017 the costs of the merchandise sold represented 56.7% of the net revenue for the pulp segment and 70.1% for the paper segment.

Selling expenses:

Expenses that reflect the activities involved for the sale of products, including sales staff, commissions and freight. On the base date, selling expenses represented 2.4% and 7.4% of net revenue, respectively, for the pulp and paper segments.

Margin on sales activity:

The segment's operating margins were 41.8% and 9.1% for pulp and paper, which implies mark-ups applicable to costs and expenses of 71.8% and 10.0%. We consider this mark-up to be equally applicable to all costs and expenses of the Company.

Cost of keeping goods in stock:

Calculated based on the weighted cost of Suzano's debt, 7.9% a. a., and the average permanence of the products in stock.

The inventory turnover was estimated based on the days of the stock of finished products in relation to CMV. The stock turnover of finished products was estimated at 11.5x and 9.6x, or permanence of about 32 and 38 days respectively for pulp and paper.

Suzano Papel e Celulose S.A.: Valuation of Shareholder's Equity at Market price of Suzano Papel e Celulose S.A., as of March 31, 2018 | **Page 32 of 59**

10 July 2018 1 Executive Summary 7 Appendix 3 Sector Analysis Recommendation of Value As of the reference date and based on the parameters and assumptions mentioned above, our recommendation for the fair Cellulose Inventory Sales price Commercial expenses Sales margin 341 2.4% 14 ÷ × × 56.7% 100.0% 71.8% = = = 601 (14) (10) value of the inventory is BRL 1,635 millions, increment of inventory value of BRL 313 millions. generating an 601 × Cost to maintain inventory 341 × 7.9% ÷ 11.5x = (2) Fair Value (BRL millions) 574 Step-up 233 Paper Inventory Sales price Commercial Expenses Sales margin 264 7.4% 28 ÷ × × 70.1% 100.0% 10.0% = = = 377 (28) (3) 377 × Cost to maintain inventory 264 × 7.9% ÷ 9.6X = (2) Fair Value (BRL millions) 344 Step up 80 Suzano Papel e Celulose S.A.: Valuation of Shareholder’s Equity at Market price of Suzano Papel e Celulose S.A., as of March 31, 2018 | Page 33 of 59 6 ExhibitsDashboard Exhibit 2 – Valuation: Inventory2 Macroeconomic Analysis 4 The Company and the ... 5 Valuation of Shareholder ... 6 Exhibits

10 July 2018

6 Exhibits
Exhibit 3 – Valuation: Recoverable Taxes

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Recoverable taxes	(in BRL millions)
Book Value (March 31, 2018)	583
Fair value adjustment	(39)
Fair value of taxes to recover	**545**

Main assumptions:

The recoverable tax account is composed of withholding taxes and prepayments of IRPJ and CSLL taxes, ICMS recoverable, credits of the program reimburses, PIS and COFINS to be recovered and Provision for loss on ICMS credits. Suzano's management estimated the amount to be recovered between 2018 and 2021. For the measurement of the fair value of recoverable taxes, the amount estimated for the next 4 years was brought to present value, by means of the average Selic rate expected for the same period.

	2018	2019	2020	2021
Recoverable taxes	323	123	118	20
Discount factor	0,97	0,92	0,86	0,80
Present value of recoverable taxes	315	113	101	16
Fair Value (rounded)				**545**

Recomendation of value

As of the base date and based on the parameters and assumptions mentioned above, our recommendation for the fair value of recoverable taxes is BRL 545 millions, generating a reduction of BRL 39 million worth

Suzano Papel e Celulose S.A.: Valuation of Shareholder's Equity at Market price of Suzano Papel e Celulose S.A., as of March 31, 2018 | Page 34 of 59

10 July 2018

6 Exhibits
Exhibit 4 – Intangibles

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Intangibles (in BRL millions)	Book Value	Fair Value
Goodwill	239	0
Assets with indefinite useful lives	1	1
Trademarks and Patents	1	1
Software	61	61
Research and development agreement	73	73
Total	**375**	**136**

Main assumptions:

The composition of the intangible asset account is presented above.

For the goodwill related to the future profitability of Vale Florestar, Paineiras Logística and Facepa, due to the methodology of calculation of Shareholders' Equity at market prices, which considers the assets individually, and due to the fact that the goodwill for future profitability does not have individually market, this asset has been written off. It should be noted, however, that this goodwill has part of its value reflected in the market price adjustment of the assets of these units, recorded in Suzano's consolidated balance sheet.

The remaining items were not adjusted due to their low relevance to the Company's total assets.

Suzano Papel e Celulose S.A.: Valuation of Shareholder's Equity at Market price of Suzano Papel e Celulose S.A., as of March 31, 2018 | **Page 35 of 59**

10 July 2018

6 Exhibits

Exhibit 5 – Valuation: Tangible Assets

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1 Sumário Executivo
2 Macroeconomia
3 Análise do Setor
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6 Anexos
7 Appendix

Class	NBV[1]	Adjusts	Market Value
Real Property			
Buildings and improvements	1.667.610	923.759	2.591.369
Land	42.068	165.262	207.330
Subtotal	**1.709.678**	**1.089.021**	**2.798.699**
Agricultural Properties			
Land	4.470.817	609.518	5.080.653
Rural Improvements[2]	79.131	(68)	79.063
Third Party Improvements[3]	64.031	(64.031)	-
Subtotal	**4.613.979**	**545.419**	**5.159.716**
Personal Property			
Machinery and Equipment	8.954.762	4.258.224	13.212.986
Tractors	105.934	66.005	171.939
Installation	63.689	114.105	177.794
Vehicles	46.302	41.563	87.865
Computer Equipment	15.557	3.610	19.167
Furniture & fixtures	15.179	9.692	24.870
Agricultural Equipment	6.149	6.447	12.596
Subtotal	**9.207.571**	**4.499.646**	**13.707.217**
Other costs			
Construction in progress	550.747	-	550.747
Work of art	68	-	68
Subtotal	**550.815**	**-**	**550.815**
***Facepa and PCH Mucuri*[4]**	**279.430**	**(48.559)**	**230.871**
Excluded[5]	**54.076**	**(54.076)**	**-**
Total	**16.415.548**	**6.031.451**	**22.447.317**

Footnotes:

[1] The Netbook Value (NBV) was included for illustrative purposes only and reconciles with the amount reported in the balance sheet and in the Fixed Assets register list was provided by Suzano, on the valuation date March, 31st.

[2] The class of Rural Improvements includes all improvements related to the farms owned by Suzano.

[3] The class of third parties improvements contemplates the improvements made by Suzano outside farm areas, for example improvements made in nearby cities (college, health center, etc).

[4] Refers to the fixed assets register of *Facepa* and *PCH Mucuri*, companies acquired in 2018. The market value of these assets was based on amounts provided by Management as preliminary market values to be allocated in the PPA process of these Acquisitions.

[5] Excluded items refer to intangible assets, items with costs less than zero, inventory of raw materials and differences related to taxes, and / or accounting reconciliation.

NBV: Netbook Value

The information about the classes listed above, assumptions and methodologies used can be found in Appendix B, C, D, E and F of this report.

Suzano Papel e Celulose S.A.: Valuation of Shareholder's Equity at Market price of Suzano Papel e Celulose S.A., as of March 31, 2018 | **Page 36 of 59**

10 July 2018

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6 Exhibits
7 Appendix

6 Exhibits

Exhibit 5 – Valuation: Deferred Taxes

Deferred taxes	**(in BRL millions)**
Book Value (March 31, 2018)	1.857
Fair value adjustment	(810)
Fair value of deferred taxes	**1.047**

Main assumptions:

The composition of the Deferred Taxes account is shown to the side.

The management of Suzano made available the expectation of realization of the credits related to tax losses and the negative basis of social contribution and temporary differences, based on projections of future taxable income, as shown below.

For the measurement of the fair value of these credits, the estimated amount was brought to present value, by means of the average Selic rate expected for the same period.

BRL millions	2018	2019	2020	2021	2022	2023	2024-2027	Total
Deferred credits	286	370	157	31	95	7	108	**1,055**
Discount factor	0.97	0.92	0.86	0.80	0.75	0.70	0.59	
Present value of deferre	279	339	135	25	72	5	64	919

For deferred liabilities:

The tax benefit of unamortized goodwill has been written off in light of the nature of the liability and its non-realization in the context of the assessment;

The attributed cost adjustment and the accelerated depreciation incentive were measured at fair value considering the annual realization amount through the average depreciation of the machines and equipment, brought to present value through the average of the expected Selic rate, for the estimated remaining life period of 10.5 years and 12.5 years, respectively.

Recomendation of value

As of the base date and based on the parameters and assumptions mentioned above, our recommendation for the fair value of deferred taxes is BRL 1.047 millions, generating a reduction of BRL 810 million

BRL millions	Book Value	Fair Value
Tax loss	512	
Negative base of social contribution	8	
Contingency provisions	105	
Diverse provisions	215	
Currency variation (cash basis)	90	
Loses with derivatives	-3	
Other temporary differences	128	
Deferred asset	**1,055**	**919**
Goodwill - tax benefit from non-amortized goodwill	11	
Fixed assets - atributed cost adjustment	1,590	1071
Biological Assets - fair value	102	102
Depreciation	1,186	769
Gains with derivatives	18	18
Other temporary differences	3	3
Deferred liability	**2,910**	**1,963**
Total non-current assets	**3**	**3**
Total non-current liabilities	**1,857**	**1,047**

Suzano Papel e Celulose S.A.: Valuation of Shareholder's Equity at Market price of Suzano Papel e Celulose S.A., as of March 31, 2018 | **Page 37 of 59**

10 July 2018

6 Exhibits

Exhibit 6 – Valuation: Provision for Contingencies

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6 Exhibits
7 Appendix

Possible Contingent Liabilities*	(in BRL millions)	
Fiscal contingencies	1.046	1.046
Civil contingencies	17	17
Contingencies with workers	102	102
% probability of possible actions	*10.0%*	*50.0%*
Fair value of contingent liabilities (rounded)	**116**	**582**

(*) Amounts disclosed in the financial statements as of December 31, 2017. In the statements for Q1 2018, the Management reports that there were no material changes in the lawsuits in progress.

Main assumption:

As discussed with the Administration, the contingent liabilities were valued at fair value for purposes of the work performed.

The Company accounts for the full amount of the lawsuits considered as probable loss by its lawyers. We have maintained this criterion.

The Company is a party to the tax liability in cases where the likelihood of loss is considered possible (with a probability of loss estimated by the lawyers between 10% and 49%), in the total amount of R $ 1,165 million, for which there is no provision made. For these causes the criterion of recognition of 10% of the par value of the shares was adopted.

Since the contingencies with probability of loss considered remote are not disclosed by the Company, no value was assigned to them.

Recommendation of value

Our recommendation for the fair value of possible contingent liabilities is BRL 116 million.

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Suzano Papel e Celulose S.A.: Valuation of Shareholder's Equity at Market price of Suzano Papel e Celulose S.A., as of March 31, 2018 I Page 39 of 59

10 July 2018 1 Executive Summary 3 Sector Analysis 1. Our analysis is based on information provided by the Company's management. According to the professional practices, the analysis is derived from the application of the Income Approach using the Discounted Cash Flow methodology. 2. In order to achieve the objective of the Valuation of Shareholder’s Equity at Market Price of Suzano, procedures were always applied based on historical, economic and market facts in force on March 31, 2018. 3. The comments presented in this Report were developed by professionals of the EY with information provided by the Administration, as well as external Sources, when indicated. 4. None of the partners or professionals of the EY team who participated in the elaboration of this work have any financial interest in Suzano, characterizing their independence. The estimated fees for the execution of this work were not based and have no relation with the results reported here. 5. This work was developed based on information provided by the Company's management, which were considered true, since any type of audit procedure is not part of the scope of this project. Because it has not performed audit procedures, EY can not assume responsibility for the historical information used in this Report. 6. It was part of our work to obtain information with Suzano that we believe to be reliable, being the responsibility for its truthfulness exclusively of the Company's management. 7. No investigations have been carried out on Suzano's title deeds, nor any verification of the existence of liens or encumbrances; 8. EY has no responsibility to update this Award for events and circumstances occurring after the base date. 9. Our work does not contemplate any process of auditing, due diligence and / or tax advice and, therefore, we do not consider in this Valuation any contingencies that are not registered by Suzano at the base date. 10. It was not part of our job to provide spreadsheets and / or financial models that supported our analysis. 11. The value per quota was not calculated, nor was any control premium considered in Valuation. Therefore, it was considered that Suzano's estimate of fair value / investment represents 100% of its shares. 12. We have not had the opportunity to expose Suzano's business or assets individually or jointly to the market. As a result, we could not conclude whether there are potential buyers who wish to pay a fee for the deal that exceeds our estimate. 13. This Award has been prepared for the purpose described in our agreement, and should not be used for any other purpose. EY will not assume any responsibility for any third party nor in case the Award is used outside the stated purpose. 14. Some historical financial information used in our Valuation was derived from audited and / or unaudited financial statements and is the responsibility of Management. The financial statements may include disclosures required by generally accepted accounting principles. We do not perform an independent verification of the accuracy or completeness of the data provided and we do not give our opinion or any kind of guarantee as to its accuracy or completeness. Suzano Papel e Celulose S.A.: Valuation of Shareholder’s Equity at Market price of Suzano Papel e Celulose S.A., as of March 31, 2018 | Page 40 of 59 7 AppendixDashboard6 Exhibits a. General Declaration of Limitations2 Macroeconomic Analysis 4 The Company and the ... 5 Valuation of Shareholder ... 7 Appendix

10 July 2018 1 Executive Summary 3 Sector Analysis 15. We do not assume any responsibility for any accounting or fiscal decisions, which are the responsibility of the Administration. We understand that the Management assumes responsibility for any accounting or tax matters related to the assets we analyze, and for the final use of our Report. 16. Any user of this Report must be aware of the conditions that guided this work, as well as the market and economic situations in Brazil, on the Valuation base date. 17. According to our agreement, prior to the issuance of the Final Report, Suzano will send us a signed representation letter, confirming that it agrees with EY regarding the main assumptions adopted in the Valuation analyzes of the Company. Suzano Papel e Celulose S.A.: Valuation of Shareholder’s Equity at Market price of Suzano Papel e Celulose S.A., as of March 31, 2018 | Page 41 of 59 7 AppendixDashboard6 Exhibits a. General Declaration of Limitations2 Macroeconomic Analysis 4 The Company and the ... 5 Valuation of Shareholder ... 7 Appendix

10 July 2018 1 Sumário Executivo 3 Análise do Setor Personal Property The valuation of the personal property was performed following the standards promulgated by ABNT – Brazilian Association of Technical Standards, NBR 14.653 on its parts: 1 – Procedimentos Gerais – General Procedures; 5 – Máquinas, equipamentos, instalações e bens industriais em geral – Machinery, equipment, installation and general industrial assets; Valuation methodology selection and analysis We considered the cost approach and the methods that comprise this approaches. For the valuation of the personal property, the income approach was considered to be inappropriate and was not applied because individual income streams could not be allocated reasonably and effectively to each of the individual assets. Application of the cost approach Using this method we consider the value associated with installation, freight, engineering and nationalization, when applicable. In applying the cost approach, we first determined current replacement or reproduction cost (RCN) estimates for the assets by the direct and indirect methods, respectively. Estimates of RCN, by definition, include both direct and indirect costs associated with each asset including materials or equipment, freight, installation and commissioning labor. Calculation of the RCN under the direct method The initial step in our cost approach analysis was to develop a complete RCN estimate for the pulp production line, included in the scope of our analysis based on the technical data of equipment and production capacity metrics. Specifically for the pulp production lines, we developed a RCN based on contacting suppliers in order to obtain a turn key estimative, including all engineering, foundation and installation costs. This kind of estimative consists in obtain all the costs related to all machineries, installations, civil construction and all assets used to start a pulp production. As for the paper production lines, we obtained a RCN estimative trough external research, our internal databases, information contained in the assets list, data gathered during our site inspection and detailed information supplied in response to our request forms, also considering engineering, foundation, freight and installations costs, when applicable. Suzano Papel e Celulose S.A.: Valuation of Shareholder’s Equity at Market price of Suzano Papel e Celulose S.A., as of March 31, 2018 | Page 42 of 59 7 AppendixDashboard6 Anexos b. Personal Property2 Macroeconomia 4 A Empresa e a Transação 5 Avaliação do Patrimônio ... 7 Appendix

10 July 2018 1 Sumário Executivo 3 Análise do Setor Calculation of the reproduction cost new under the indirect method We have applied the indirect method of the cost approach to valuate the assets that were not valuated by the direct method of the cost approach. Under this method, the reproduction cost new (RCN) for each asset or group of assets was estimated by indexing historical costs recorded in the assets list based on asset type and acquisition date. These costs generally included the base cost of the asset, any additional considerations regarding freight, duty, local delivery, installation and commissioning and indirect costs such as engineering, procurement, construction management and borrowing costs as appropriate and applicable. The price adjustment/index factors used in our analysis were derived from inflation and monetary indices published by Getúlio Vargas Foundation for Brazil trends purposes and inflation. Physical deterioration and obsolescence As some of the assets have been in use over varying periods of time, it is reasonable to assume that an asset’s market value is something less than its replacement or reproduction cost new. Therefore, allowances were made to consider physical deterioration as well as functional and economic obsolescence, as they might apply. Physical deterioration Our estimation of physical deterioration was primarily conducted under the age/life concept. Under this concept, the physical loss in value is attributed to the relationship between the estimated useful life of an asset and its remaining useful life at a given point in time. The key definitions in this regard are as follows: Normal useful life (NUL) – The life, usually in terms of years, that an asset will be used before it deteriorates to an unusable condition or is retired from service. Chronological age (CA) – The portion of an asset’s life elapsed since it was originally placed into service. Effective age (EA) – The age of an asset indicated by its actual condition, which may or may be not equal to the CA. Remaining useful life (RUL) – The period over which an asset will remain in use before it is retired from service; The NUL estimations used in the valuation of the personal property were based on discussions with the respective engineering personnel of Suzano, our physical inspections, various published sources, and our experience valuing similar assets. Different physical deterioration profiles are known and widely used in practice that operate under the basic concepts outlined previously. In the cost approach analysis, we utilized the following physical deterioration curves: Straight-line depreciation profile - A linear consumption of utility of an asset over its useful life Suzano Papel e Celulose S.A.: Valuation of Shareholder’s Equity at Market price of Suzano Papel e Celulose S.A., as of March 31, 2018 | Page 43 of 59 7 AppendixDashboard6 Anexos b. Personal Property2 Macroeconomia 4 A Empresa e a Transação 5 Avaliação do Patrimônio ... 7 Appendix

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1 Sumário Executivo
2 Macroeconomia
3 Análise do Setor
4 A Empresa e a Transação
5 Avaliação do Patrimônio ...
6 Anexos
7 Appendix

7 Appendix
b. Personal Property

- Iowa-type survivor curves – Derived to measure the economic utility of an asset in relation to its economic life and consider allowances to accruing costs of routine maintenance and general upkeep of the assets. The Iowa curve method is based on a study and research conducted by Iowa State University. This method uses an age-life concept which measures the physical loss in value attributed to a reduction in the quality of a given type of asset remaining in service or use over a given period of time. The period of time is measured from the point at which the unit is first put into use until it is removed from service. In addition, as a consequence of wear and tear, an asset is increasingly more costly to operate over time and accruing maintenance costs result in a decrease in the overall utility of a given asset.

In relation to the assets valuation, we considered the useful life, depreciation method and residual factor indicated in the following table:

Class	NUL (Years)	Depreciation method	Hold Factor
Machinery and Equipment	20	Iowa (R2)	10%
Agricultural Equipment	14	Iowa (R2)	10%
Installations	18	Iowa (R2)	10%
Tractors	10	Linear	10%
Vehicles	10	Linear	30%
Computer Equipment	5	Linear	3%
Furniture and Fixtures	10	Linear	5%

Functional obsolescence

Functional obsolescence can be attributable to excess capital or operating costs associated with an asset or group of assets. Excess capital cost, which is the difference between reproduction and replacement cost, measures the decreased capital investment needed by a replacement asset to produce the same or similar output or product as that of the subject asset. This form of obsolescence is observable in newer technologies and construction costs that are typically less expensive than the current assets. Excess operating costs are based on the assumption that it is less expensive to operate and maintain replacement assets than to utilize the assets currently owned.

Economic obsolescence

Economic obsolescence is the loss in value caused by adverse conditions external to the assets, such as poor market demand for the product or service, industrial reorientation, unavailability of transportation and governmental regulation. Based on our analysis of historical production installed capacities we have not identified any additional economic obsolescence and as such have not made any further adjustments to the personal property with regard to economic obsolescence.

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10 July 2018 1 Sumário Executivo 3 Análise do Setor Real Property The methods and procedures used to perform this engagement were based on the principles and guidelines established in the Brazilian standards published by ABNT - Brazilian Association of Technical Standards, NBR 14.653 in its parts: 1 – Procedimentos Gerais – General Procedures; 2 – Imóveis Urbanos – Urban Real Property; and 3 – Imóveis Rurais – Rural Real Property. According to these regulations, real estate properties can be evaluated based on the income approach method, involutive method, cost approach and the market approach methods, and also by the combination of the last two methods linked to a factor of commercialization. While all of these methods can be considered in the assessment, the type of the assets and the availability of data and information will dictate which method - or methods - will be used to estimate the market value of each asset. Market Approach This methodology is used when there is an active market of real estate properties in the region of the evaluated property and also the possibility of obtaining comparatives with characteristics that are similar to that one. Moreover, this method captures the loss of value of the asset from all the forms of depreciation inherent in it. Specifically in the case of real estate properties, an analysis is made in the real estate market of the region on recent sales or current offers of similar properties (comparative) to the real estate included in the present work. The comparatives obtained from the market are provided by a wide variety of sources, such as: property owners, real estate brokers, real estate agents and / or through public consultation sources. These assumptions are considered as "good and valid". So, this method identifies the market value of an asset trough the technical treatment of attributes of the comparable elements constituents of the sample. In the market approach method by treatment by factors, the homogenization of the comparative sample is performed through factors and criteria for adjusting the differences between the property included in the analysis and the comparative ones, with the subsequent statistical analysis of the homogenized results. The choice of factors to be treated must be made so that they can be identified and analyzed in what way they influence the formation of real estate values. The treatment by factors is applied preferentially in homogeneous samples, that is, with characteristics that are closest possible to the property being evaluated. The adjustment factors were applied in order to consider the difference between the comparatives and the assets analyzed as detailed in the next page: Suzano Papel e Celulose S.A.: Valuation of Shareholder’s Equity at Market price of Suzano Papel e Celulose S.A., as of March 31, 2018 | Page 45 of 59 7 AppendixDashboard6 Anexos c. Real Property and Agricultural Properties2 Macroeconomia 4 A Empresa e a Transação 5 Avaliação do Patrimônio ... 7 Appendix

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1 Sumário Executivo
2 Macroeconomia
3 Análise do Setor
4 A Empresa e a Transação
5 Avaliação do Patrimônio ...
6 Anexos
7 Appendix

7 Appendix

c. Real Property and Agricultural Properties

REAL PROPERTIES / RURAL PROPERTIES (RAW LANDS*)		
Area Factor	Refers to the influence that different dimensions of a land can reflect in the price of a comparable and subject property.	
Sale / Offer	It is related to comparable' s data source (market offer, realized sale or broker's opinion of value). For comparables which are being offered in the market, a discount is applied on the price due to the elasticity of negotiation often observed in the market. Brazilian Appraisal standard recommend a discount of 10% applied to the listed price.	Offer Sale
Access Factor	Adjustments based on the property quality of access.	3 km from the center 6 km from the center 8 km from the center 10 km from the center
Location Factor	Adjustments based on the value range of properties due to its proximity to the city, industrial centers and proximity to highways. In our research we considered the river.	Great Good Regular Bad
Topography Factor Real Property	It is based on the topography, when there is a difference between the subject property and the comparable.	Flat Declivity up to 5% Declivity from 5 a 10% Declivity from 10 a 20% Declivity over 20%

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7 Appendix
c. Real Property and Agricultural Properties

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1 Sumário Executivo
2 Macroeconomia
3 Análise do Setor
4 A Empresa e a Transação
5 Avaliação do Patrimônio ...
6 Anexos
7 Appendix

REAL PROPERTIES / AGRICULTURAL PROPERTIES (LAND*)		
Vocation Factor	Weighting referring to the region and zoning of the city in which the comparatives and the property evaluating is inserted.	Real Estate Development Commercial / Mixed Industrial Urban Expansion
Occupation of Soil Factor	Typology of the cultivation on the property related to the profitability of the agricultural product. In this factor, the occupation of legal reserve areas determined by law were also considered.	Agriculture Reforestation Pastures Native Forests or Reservation
Soil Texture Factor	Refers to the granularity and agglomeration of soil constituent particles present in the region of analysis.	Very Clay Clay Average Siltoso Sandy
Topography Factor Agricultural Property	Refers to the valuation or devaluation of the terrain with elevation or depression, or slope.	Flat Slightly Wavy Wavy Very Wavy

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c. Real Property and Agricultural Properties

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3 Análise do Setor
4 A Empresa e a Transação
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REAL PROPERTIES / AGRICULTURAL PROPERTIES (LAND*)		
Access Factor	Discrepancies regarding the quality of access routes and, consequently, logistics are rectified by the application of this Factor	Paved road with double lane Paved road with single lane Rural road in good conditions Rural road in bad conditions on rainy season Rural road in bad conditions
Water Factor	Regional rainfall distribution.	High rainfall index Average rainfall index Low rainfall index

*The analysis were based on the raw land concept. Thus, the farms scope of this valuation werer considered without any structures (as buildings and improvements) and any biological assets.

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10 July 2018 1 Sumário Executivo 3 Análise do Setor Cost Approach In applying the cost method, the estimation of the substitution value or replacement or reproduction cost of the assets (RCN) using the direct or indirect methods is first determined. For the determination of the RCN of the buildings and improvements in the industrial sites the direct method was used and the indirect method for the buildings and improvements in the other localities. Calculation of the RCN under the direct method This method identifies the replacement cost new (RCN) of the buildings and Improvements by synthetic or analytical budgets from the quantities of services and its direct and indirect costs. We used the Cost Approach to estimate the fair value of buildings and improvements. The unitary costs were obtained from public sources such as Sinduscon, construction magazine PINI and SINAPI (Sistema Nacional de Pesquisa de Custos e Índices da Construção Civil). The initial step is to develop an estimate of RCN of each building and improvement through one or more unit costs, according to the procedure: Basic Unit Cost (“Custo Unitário Básico – CUB”) R8N published by Sinduscon: the main indicator of the real estate sector, the Basic Unit Cost is calculated monthly by the Real Estate Industry Unions of each state. PINI Building Cost (“Custo PINI de Edificação – CUPE”) published by PINI Magazine : Study of unit cost of buildings by PINI Magazine. Unit costs published by SINAPI and PINI: where applicable, unit costs of materials and / or labor were used in the estimation of the RCN of improvements such as paving, railways or maritime ports, for example. For unitary costs published by Sinduscon, called CUB (“Custo Unitário Básico”), we performed adjustments according to the building type and construction characteristics, according to studies prepared by IBAPE São Paulo. The unit costs used refer to the valuation date of the work or to the date closest to it (if not disclosed for valuation date). BDI costs (percentage of benefits and indirect costs related to the direct cost of a construction or improvement), when applicable, were also included in the percentage of 25%. After the estimate of the RCN, the fair value is determined by applying a depreciation rate calculated, in general, according to the age and useful life of the asset. We have considered a normal useful life of buildings based on the Useful Life Study conducted by IBAPE. Calculation of the reproduction cost new under the indirect method We used the indirect cost method to evaluate assets that were not covered by the direct cost method. Under the indirect cost method, the new reproduction cost for each asset or group of assets was estimated by updating historical costs recorded in the accounting list of fixed assets, considering the type of asset, date of acquisition and the respective economic indexes . The adjustment factors / price index used in our analysis were obtained through the basic unit cost (CUB) variation for each state. Suzano Papel e Celulose S.A.: Valuation of Shareholder’s Equity at Market price of Suzano Papel e Celulose S.A., as of March 31, 2018 | Page 49 of 59 7 AppendixDashboard6 Anexos c. Real Property and Agricultural Properties2 Macroeconomia 4 A Empresa e a Transação 5 Avaliação do Patrimônio ... 7 Appendix

10 July 2018 1 Sumário Executivo 3 Análise do Setor Physical deterioration and obsolescence Our estimation of physical deterioration was primarily conducted under the age/life concept. Under this concept, the physical loss in value is attributed to the relation between the estimated useful life of an asset and its remaining useful life at a given point in time. The key definitions in this regard are as follows: Normal useful life (NUL) – The life, usually in terms of years, that an asset will be used before it deteriorates to an unusable condition or is retired from service. Chronological age (CA) – The portion of an asset’s life elapsed since it was originally placed into service. Effective age (EA) – The age of an asset indicated by its actual condition, which may or may be not equal to the CA. Conservation – “situation of the physical characteristics of a property, at a certain moment, as a result of its use and the maintenance to which it was submitted. " . Remaining useful life (RUL) – The period over which an asset will remain in use before it is retired from service; Different physical deterioration profiles are known and widely used in practice that operate under the basic concepts outlined previously. In the Cost Approach analysis, we normally adopt the following physical deterioration profiles: Straight-line depreciation profile - A linear consumption of utility of an asset over its useful life; Ross-Heidecke - considers the maintenance conditions, the actual age and the useful life of the constructions. The methodology applied to estimate the physical deterioration of the buildings and improvements was the Ross-Heidecke method for the ones that the actual age was determined, and the Straight-line for those that the apparent age was considered. Functional Obsolescence Functional obsolescence can be attributable to excess capital or operating costs associated with an asset or group of assets. Economic obsolescence is the loss in value caused by adverse conditions external to the assets, such as poor market demand for the product or service, industrial reorientation, unavailability of transportation and governmental regulation. The methodology applied to estimate the physical deterioration of the buildings and improvements was the Ross-Heidecke method for the ones that the actual age was determined, and the Straight-line for those that the apparent age was considered. Based on our analysis and site inspections, we have not identified any additional economic and functional obsolescence, therefore, we have not made any further adjustments to the real property about these depreciations. * The details of the analysis such as the homogenization and building and improvements valuation are in an Excel file, integrant part of this report. . Suzano Papel e Celulose S.A.: Valuation of Shareholder’s Equity at Market price of Suzano Papel e Celulose S.A., as of March 31, 2018 | Page 50 of 59 7 AppendixDashboard6 Anexos c. Real Property and Agricultural Properties2 Macroeconomia 4 A Empresa e a Transação 5 Avaliação do Patrimônio ... 7 Appendix

10 July 2018 1 Sumário Executivo 3 Análise do Setor The valuation of Personal Properties included all the assets presented in the following classes: machinery and equipment, agricultural equipment, furniture and utensils, computer equipment, facilities and tools. The Valuation date is: 03/31/2018 The evaluation was carried out following according to the norms promulgated by NBR 14.653 in its part 5 – Capital Equipament e also by IBAPE (Brazilian Institute of Engineering and Technical Inspection). Valuation Procedures: In order to properly evaluate personal property assets, we have established a work plan that included the following items and procedures : • Sample technical inspection ; • Conference calls, meetings and e-mail exchanges; • Research to estimate replacement cost; • Selection of evaluation methodology and analysis; • Discussion and review of results; • Elaboration and emission of the final report Site Inspection: We conducted site inspection at the Suzano unit from May 21 to 24, 2018, at the Limeira plant on May 24 and 25, 2018 and at the Mucuri unit from June 04 to June 06, 2018. During inspections, we consulted those responsible for the respective units, in order to understand procedures related to the production of pulp as well as technical specifications related to the personal properties, their maintenance policies and possible obsolescence. Conference Calls, meetings and e-mails exchanges We consulted Management and Engineering to gather the necessary information in order to carry out the evaluation of personal properties, including meetings, conference calls and e-mail exchanges with those responsible for the respective areas involved in the construction and acquisition of new equipment in order to understand processes, discuss the replacement costs and request technical data of the sites that were not inspected, among others. Estimative of the Replacement cost In the course of our valuation, we contacted suppliers of equipment as well as our internal databases on personal property. During these conversations, we discussed current market demand for asset types under evaluation, as well as estimates of replacement cost value for new equipment and market value for refurbished or used equipment. We have also researched a number of publicly available sources of information on cost trends, useful lives and technological changes in the industries in which the assets operate. Suzano Papel e Celulose S.A.: Valuation of Shareholder’s Equity at Market price of Suzano Papel e Celulose S.A., as of March 31, 2018 | Page 51 of 59 7 AppendixDashboard6 Anexos d. Personal Properties Assumptions2 Macroeconomia 4 A Empresa e a Transação 5 Avaliação do Patrimônio ... 7 Appendix

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7 Appendix

e. Real Estate Properties Assumptions | Urban Properties

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1 Sumário Executivo
2 Macroeconomia
3 Análise do Setor
4 A Empresa e a Transação
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6 Anexos
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- The evaluation of urban real estate included the Suzano's industrial sites located in the cities of Suzano and Limeira, in São Paulo, Mucuri, in Bahia, and Imperatriz, in Maranhão.
- The Valuation date is : 03/31/2018.
- The evaluation was carried out following according to the norms promulgated by NBR 14.653 in its part 2 - Urban Real Estate and by IBAPE (Brazilian Institute of Engineering and Technical Inspection).
- Valuation Procedures:

  In order to properly evaluate real estate assets, we have established a work plan that included the following items and procedures :

  - Sample technical inspection ;
  - Conference calls, meetings and e-mail exchanges;
  - Research to estimate replacement cost;
  - Selection of evaluation methodology and analysis;
  - Discussion and review of results;
  - Elaboration and emission of the final report
- Site Inspection:

  We conducted site inspection at the Suzano unit from May 21 to 24, 2018, at the Limeira plant on May 24 and 25, 2018 and at the Mucuri unit from June 04 to June 06, 2018.

  During inspections, we consulted those responsible for the respective units, and discussed the perceived changes that could impact on the use of the property in addition to discussing points such as constructive type, age, observed physical condition, current use and future utility.
- Conference Calls, meetings and e-mails exchanges

  We consulted Management and Engineering to gather the necessary information in order to carry out the evaluation of real estate, including meetings, conference calls and e-mail exchanges with those responsible for the respective areas involved in the construction and renovation of the units, in order to understand the constructive pattern of assets; request technical data, such as footage of the units, construction projects, etc., and understand the maintenance policies and related reforms of the units.

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1 Sumário Executivo
2 Macroeconomia
3 Análise do Setor
4 A Empresa e a Transação
5 Avaliação do Patrimônio ...
6 Anexos
7 Appendix

7 Appendix

e. Real Estate Properties Assumptions | Urban Properties

- Selection and analysis of the evaluation methodology

In the context of the valuation of urban properties, the market approach combined with the cost approach method was based on the provision that the property value is significantly associated with its physical characteristics, and that it would pay no more for the installation than the cost to build a similar facility on the market current in a similar property.

In this approach, the value of the land was estimated using the market approach method. The resulting value of the land is added, when applicable, to the market value of buildings and improvements (calculated by cost approach method) to reach the total market value of the property.

Thus, for the market approach method, adjustment factors were applied in order to consider the difference between the comparatives and the assets analyzed. The tables below illustrate the attributes applied:

Offer /Sale Factor	
Transaction	1,00
Opinion	1,00
Offer	0,80

Access Factor	
3 km from the center	1,00
6 km from the center	0,90
8 km from the center	0,80
10 km from the center	0,70

Location Factor	
Great	1,00
Good	0,90
Regular	0,80
Bad	0,70

Topography Factor	
Flat	1,00
Declivity up to 5%	0,95
Declivity from 5 a 10%	0,90
Declivity from 10 a 20%	0,80
Declivity over 20%	0,70

Vocation Factor	
Real Estate Development	1,10
Commercial / Mixed	0,90
Industrial	0,80
Urban Expansion	0,70

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10 July 2018 1 Sumário Executivo 3 Análise do Setor The site of Limeira is located 30 km from the urban center of the municipality, already on the border with the municipality of Americana. Limeira has a population of 300,911 inhabitants (IBGE-2017) and is located 50 km from the city of Campinas and 140 km from the capital. Both the Anhanguera Highway (SP-330) and the Bandeirantes Highway (SP-348) touch the municipality, these being the main connecting roads between the interior and the capital. On the other side of the Piracicaba River is the industrial zone of the municipality of Americana, already nearer its urban center. This industrial district has already been consolidated and with the presence of several industries, besides the existence of industrial lots and areas available for its expansion. The city of Suzano is located in the metropolitan region of São Paulo, 50 km far from the capital’s central region. Suzano has a population of 262,480 inhabitants (IBGE-2015). The Mario Covas Rodoanel (SP-021) and the SP-066 highway, which connects Poá and Mogi das Cruzes are the main roads of the municipality. Seat of the first unit of the plant, the property is located next to the border with the municipality of Mogi das Cruzes, in the neighborhood Vila Monte Sion. It is a predominantly residential area, without the presence of other industries in the region or consolidated industrial center. The region is also located in the Várzea area of the Tietê river, which contains the existence of Environmental Protection Areas and with zoning restrictions. The city of Mucuri is located in the south region of Bahia, near the border with Espírito Santo state, and about 90 km far from Teixeira de Freitas city. The main road of the city is BR-101 Road, which crosses the state of Bahia. The city has 42,072 inhabitants (IBGE-2017). The Mucuri site is located in the rural area of the city, next to BR – 101 Road access, and 35 km far from the urban center of Mucuri. The region which has an economy mainly focused on the rural and tourist sector has the plant unit as an isolated industrial center in the region promoting influence in cities of Bahia and also northern Espírito Santo. Imperatriz is a city which has regional influence over the south of Maranhão, the northern region of Tocantins, and also the southeast of the state of Pará. The city has a population of 253,873 inhabitants (IBGE-2016). The Rice Road connects the industrial plant to the center of Imperatriz and BR – 010 Road, the main highway in the region. As in Mucuri, the Suzano unit is located in the rural area of Imperatriz, making it the most representative industrial unit in the region since there is no other consolidated industrial center. However, this site in combination with other isolated industrial units near the city of Imperatriz represent the second largest economy in the state. * We highlight that the land located in Mucuri-BA and Imperatriz-MA were considered as rural land and, therefore, the estimate of market value followed the guidelines described in Appendix F - Real Estate Specific Assumptions | Rural (Land).). Suzano Papel e Celulose S.A.: Valuation of Shareholder’s Equity at Market price of Suzano Papel e Celulose S.A., as of March 31, 2018 | Page 54 of 59 Mucuri Imperatriz Limeira Suzano 7 AppendixDashboard6 Anexos e. Real Estate Properties Assumptions | Urban Properties2 Macroeconomia 4 A Empresa e a Transação 5 Avaliação do Patrimônio ... 7 Appendix

10 July 2018

7 Appendix
f. Specific Assumptions for Real Estate | Rural (land)

Dashboard
1 Executive Summary
2 Macroeconomic Analysis
3 Sector Analysis
4 The Company and the ...
5 Valuation of Shareholder ...
6 Exhibits
7 Appendix

- The rural properties belonging to Suzano are located in the States of São Paulo, Bahia, Espírito Santo, Minas Gerias, Piauí and Maranhão, Pará and Tocantins.
- The evaluation was carried out at the cluster level, for the base date 03/31/2018, considering the areas (ha) and the agronomic characteristics of each property, sent by the Administration, and the regional particularities through the market research that we carry out.
- The clusters were determined following a pattern of maximum distance in kilometers per State. After this first grouping, the resulting groups were subdivided by the distance between the matrices, through the computational methodology "K-means". In this methodology, a group of N samples is divided into K groups, where each sample is separated so as to maintain the lowest average distance possible in all clusters. Define the number K of groups so that it is the smallest possible value so that the maximum distance of all groups obeys the maximum allowed distance determined based on the State.

State	Abrev.	Radius (Km)
Maranhão	MA	100
São Paulo	SP	30
Espírito Santo	ES	50
Minas Gerais	MG	50
Bahia	BA	100
Piauí	PI	100
Tocantins	TO	100
Pará	PA	100

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10 July 2018

7 Appendix

f. Real Estate Properties Assumptions | Agricultural Properties (Lands)

Dashboard
1 Sumário Executivo
2 Macroeconomia
3 Análise do Setor
4 A Empresa e a Transação
5 Avaliação do Patrimônio ...
6 Anexos
7 Appendix

- As previously mentioned, adjustment factors were applied in order to consider the difference between the comparatives and the analyzed clusters. The grades attributed to each of the factors are shown below:

Offer /Sale Factor	
Transaction	1,00
Opinion	1,00
Offer	0,80

Occupation of Soil Factor [a]	
Agriculture	1,00
Reforestation	0,90
Pastures	0,80
Native Forests or Reservation	0,70

Soil Texture Factor	
Very Clay	1,00
Clay	0,90
Average	0,80
Siltoso	0,70
Sandy	0,60

Topography Factor	
Flat	1,00
Slightly Wavy	0,90
Wavy	0,80
Very Wavy	0,70

Access Factor	
Paved road with double lane	1,00
Paved road with single lane	0,90
Rural road in good conditions	0,80
Rural road in bad conditions on rainy season	0,70
Rural road in bad conditions	0,60

Water Factor	
High rainfall index	1,00
Average rainfall index	0,90
Low rainfall index	0,80

[a] For Maranhão region, the factor considered for Occupation of Soil in *Pastures* was 0.85, since market research indicated that there were no significant difference between the values of the reforestation areas or the pasture areas in this region.

Suzano Papel e Celulose S.A.: Valuation of Shareholder's Equity at Market price of Suzano Papel e Celulose S.A., as of March 31, 2018 | **Page 56 of 59**

10 July 2018

7 Appendix
f. Specific Assumptions for Real Estate | Rural (land)

Dashboard
1 Executive Summary
2 Macroeconomic Analysis
3 Sector Analysis
4 The Company and the ...
5 Valuation of Shareholder ...
6 Exhibits
7 Appendix

Region: Maranhão

Topography: the region presents flat topography to slightly undulated in the producing regions, very favorable for agriculture.

Climate: The average annual rainfall is 1000 to 1500 mm and the average annual temperature is 26.0 ° C.

Vegetation: Maranhão has three types of vegetation, being Amazonian forest, fields and cerrado.

Soil Classes: The main soil class in the producing regions of Maranhão are Yellow Latossolo and Yellow Red Argisol.

Clusters: from C MA 1 to C MA 14.

Region: São Paulo

Topography: the region presents flat topography to slightly undulated in the producing regions, very favorable for agriculture.

Climate: The average annual rainfall is 1340 mm and the average annual temperature is 18.5 ° C.

Vegetation: The state of São Paulo is inserted in the Cerrado and Atlantic Forest biomes.

Soil Classes: The main soil class in the producing regions of São Paulo are Red Latosol, Red Yellow Latosol, Red Argisol and Red Yellow Argisol.
Clusters: from C SP 1 to C SP 21.

Region: Espírito Santo

Topography: the region presents a slightly undulated topography in the producing regions.

Climate: The average annual rainfall is 620 mm and the average annual temperature is 22.0 ° C.

Vegetation: the Holy Spirit is in its totality in the Atlantic Forest biome.

Soil Classes: The main soil class in the producing regions of Espírito Santo are Yellow Argissolo, Yellow Red Argissolo, Yellow Red Latosol, and Hapless Cambisol.

Clusters: from C ES 1 to C ES 6.

Region: Minas Gerais

Topography: the region presents a slightly wavy to wavy topography in the producing regions.

Climate: The average annual rainfall varies from 750 to 1800 mm and the average annual temperature is 22.0 ° C.

Vegetation: Minas Gerais has two predominant cerrado vegetation and Atlantic forest

Soil Classes: The main soil class in the producing regions of Minas Gerais are Red Argissol, Red Argissol, Red Latosol, Red Latosol, and Hapoly Cambisol.

Clusters: from C MG 1 to C MG 3.

Suzano Papel e Celulose S.A.: Valuation of Shareholder's Equity at Market price of Suzano Papel e Celulose S.A., as of March 31, 2018 | Page 57 of 59

10 July 2018 1 Executive Summary 3 Sector Analysis Region: Piauí Topography: the region presents flat topography to slightly undulated in the producing regions, very favorable for agriculture. Climate: The average annual rainfall is 950 mm and the average annual temperature is 26.0 ° C. Vegetation: Piauí has four types of vegetation, being caatinga, forest, forest of cocais and cerrado. Soil classes: the main soil class in the producing regions of Piauí are Yellow Latosol, Yellow Red Argisol and Quartzarenic Neosol. Cluster: from C PI 1 to C PI 2. Region: Bahia Topography: the region presents flat topography to slightly undulated in the producing regions, very favorable for agriculture. Climate: The average annual rainfall is 846 mm and the average annual temperature is 27.8 ° C. Vegetation: Bahia has three types of vegetation, being swamp, rainforest and closed forest. Soil Classes: The main soil class in the producing regions of Bahia are Yellow Latosol and Yellow Red Latosol. Clusters: from C BA 1 to C BA 3. Region: Tocantins Topography: the region presents flat topography to slightly undulated in the producing regions, very favorable for agriculture. Climate: The average annual rainfall is 1600 mm and the average annual temperature is 26.0 ° C. Vegetation: Tocantins has three types of vegetation, being cerrado, field and equatorial forest. Soil Classes: The main soil class in the producing regions of Tocantins are red-yellow Argisol, Red Latosol, Yellow Red Latosol, and Quartzarenic Neosol. Cluster: from C TO 1 TO C TO 2. Region: Pará Topography: the region presents flat topography to slightly undulating in the producing regions, favorable for agriculture. Climate: The average annual rainfall is 2000 mm and the average annual temperature is 25.0 ° C. Vegetation: Pará has four types of vegetation, being mangroves, fields, cerrado and Amazonian forest. Soil Classes: The main soil class in the producing regions of Pará are Yellow-red Argissolo, Yellow Latosol and Yellow Red Latosol. Cluster: C PA 1. Suzano Papel e Celulose S.A.: Valuation of Shareholder’s Equity at Market price of Suzano Papel e Celulose S.A., as of March 31, 2018 | Page 58 of 59 7 AppendixDashboard6 Exhibits f. Specific Assumptions for Real Estate | Rural (land)2 Macroeconomic Analysis 4 The Company and the ... 5 Valuation of Shareholder ... 7 Appendix

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ANNEX 5.1(C)

TO THE PROTOCOL AND JUSTIFICATION OF MERGER OF SHARES

ISSUED BY FIBRIA INTO EUCALIPTO HOLDING S.A., FOLLOWED BY

MERGER OF EUCALIPTO HOLDING S.A. INTO SUZANO PAPEL E CELULOSE

BY-LAWS

ANNEX 5.1(C)

TO THE PROTOCOL AND JUSTIFICATION OF MERGER OF SHARES

ISSUED BY FIBRIA INTO EUCALIPTO HOLDING S.A., FOLLOWED BY

MERGER OF EUCALIPTO HOLDING S.A. INTO SUZANO PAPEL E CELULOSE

BY-LAWS

SUZANO PAPEL E CELULOSE S.A.

Publicly Held Company of Authorized Capital

CNPJ/MF n° 16.404.287/0001-55

NIRE n° 29.300.016.331

CHAPTER I

NAME, HEAD OFFICE, DURATION

AND PURPOSE

Clause 1 -              SUZANO PAPEL E CELULOSE S.A. (“Company”) is a Brazilian corporation with authorized capital, governed by these Bylaws and by the applicable legislation, operating in an ethically responsible manner and with respect for human rights.

Sole

Paragraph -         With the admission of the Company in the special listing segment of the Novo Mercado of B3 S.A. — Brasil Bolsa, Balcão (“B3”), the Company, its shareholders, managers and Fiscal Council members are subject to the Novo Mercado Listing Regulations of the B3 (“Novo Mercado Rules”).

Clause 2 -              The Company has its head office in the city, municipality and district of Salvador, State of Bahia, which is its legal jurisdiction.

Clause 3 -              The Company shall have indeterminate duration.

Clause 4 -              The objects of the Company are:

a) manufacture, trade, import and export of pulp, paper and other products originated from the transformation of forest materials, including their recycling, and products related to the printing industry;

b) formation and commercial operation of homogenous forests, company-owned or owned by third parties, directly or through contracts with companies specializing in forest cultivation and management;

c) provision of services, and import, export and commercial operation of assets related to the Company’s purposes;

d) transportation, by itself or by third parties;

e) holding interest as a partner or shareholder in any other company or project;

f) operation of port terminals; and

g) generation and sale of electricity.

CHAPTER II

CAPITAL STOCK AND SHARES

Clause 5 -              The capital stock of the Company, fully subscribed is of six billion, two hundred and forty-one million, seven hundred and fifty-three thousand, thirty-two reais and sixteen centavos (R$6,241,753,032.16), divided into one billion, one hundred and five million, eight hundred twenty-six thousand, one hundred and forty-five (1,105,826,145) common shares, all nominative and book-entry type, with no par value.

§ One -                   The registered capital may be increased without any change in the Bylaws, by decision of the Board of Directors, up to the limit of seven hundred and eighty million, one hundred and nineteen, seven hundred and twelve (780,119,712) ordinary shares, all exclusively book-entry type.

§ Two -                  The Company may not issue preferred shares.

§ Three -               In the event of an increase in capital, pursuant to the terms of the law, the shareholders shall have the preemptive right in subscription of the shares to be issued, in proportion to the number of shares that they hold.

§ Four -                 The Board of Directors may exclude the right of first refusal for existing shareholders in any issue of shares, debentures convertible into shares or warrants the placement of which is made through (i) sale on securities exchanges or by public subscription or (ii) exchange of shares, in a public offering for acquisition of control, in accordance with the legislation.

§ Five -                  In the event of capital increase by incorporation of reserves or of funds of any kind, the new shares, if issued, shall maintain the same proportions in relation to quantity of shares as those existing at the moment prior to the increase, and the rights attributed to the shares issued by the Company must be fully obeyed.

Clause 6 -              Any shareholder who, for any reason, does not within the specified period pay in any call for capital to subscribe shares of the Company shall, for the full purposes of law, be regarded as in arrears and subject to payment of the amount subscribed with monetary adjustment, in accordance with the law, by the Market General Price Index (IGP-M, published by the FGV), plus interest of 12% per year and a penalty payment of 10% on the amount of the outstanding balance of the call.

CHAPTER III

THE SHAREHOLDERS MEETING

Clause 7 -              The Shareholders Meeting shall be convened, ordinarily, in one of the 4 (four) months following the ending of the business year and, extraordinarily, at any time when called by the Chairman of the Board of Directors, by a Vice-chairman of the Board of Directors, or in any of the cases provided for by law.

Sole

Paragraph -         The Shareholders Meeting which has as a matter of its agenda the resolution over (i) the cancellation of the company’s registry as a publicly held company, (ii) the withdraw of the Company from the Novo Mercado, or (iii) the change or the exclusion of Clause 30 below, shall be called, with at least, sixty (60) days in advance.

Clause 8 -              The Shareholders Meeting shall be declared to be in session by the Chairman of the Board of Directors, or by any of the Vice-Chairmen of the Board of Directors, by the Chief Executive Officer, or by the Investor Relations Officer and the shareholders shall then immediately elect the Chairman of the Meeting, who shall request one of those present to be secretary of the Meeting. The Shareholders Meeting may also be declared to be in session by an attorney-in-fact, appointed for that specific purpose by the Chairman of the Board of Directors or by the Chief Executive Officer.

CHAPTER IV

THE MANAGEMENT

Clause 9 -              The following are the Company’s management bodies:

a) the Board of Directors: and

b) the Executive Officers.

Clause 10 -           The Board of Directors is a committee decision body, and representation of the Company is a private right of the Chief Executive Officers and Executive Officers.

§ One -                   The term of office of the members of the Board of Directors is 2 (two) years, and that of the Executive Officers is 1 (one) year, but both shall be extended until the new members appointed are sworn in. Board members will serve a unified term and re-election is allowed.

§ Two -                  The investiture of the Directors and Officers is conditional on the prior execution of the Managers’ Term of Investiture in accordance with the Novo Mercado Rules, as well as their compliance with the applicable legal requirements.

§ Three -               The positions of Chairman of the Board of Directors and Chief Executive Officer or key executive of the Company cannot be held by the same person.

Clause 11 -           The Ordinary General Meeting of Shareholders shall, annually, set the global amount of remuneration of the Board of Directors and the Executive Officers, it being for the Board of Directors to decide on the form of distribution of the amount fixed, between its members and those of the Executive Officers.

SECTION I

The Board of Directors

Clause 12 -           The Board of Directors shall be made up of between 5 (five) and 9 (nine) members, resident in or outside Brazil, elected and dismissed by the Shareholders Meeting, who shall appoint a Chairman and up to 2 (two) Vice-Chairmen from among them.

§ One -                   Out of the members of the Board of Directors, at least twenty per cent (20%) shall be Independent Directors, as per the definition of the Novo Mercado Rules, and expressly declared as such in the Shareholders Meeting which elects them, being also considered as independent the Directors elected upon the faculty set forth by paragraphs 4 and 5 of article 141 of Law n° 6,404/76 (“Corporations Law”).

§ Two -                  When, due to the compliance of the percentage referred in the paragraph above, results in a fractional number of directors, it shall proceed with the rounding in the terms of the Novo Mercado Rules.

Clause 13 -           The Board of Directors shall meet on being called by its Chairman, or any of its Vice-Chairmen or by the Chief Executive Officer, with a minimum of 2 (two) days’ notice and indication of the agenda. Convocation may be by electronic mail. The quorum for the Board to be in session at first call is at least 2/3 (two-thirds) of its members, provided that at least the Chairman or one of the Vice-Chairmen of the Board of Directors shall be present, and, on second call, the majority of its members, provided that at least the Chairman or one of the Vice-Chairmen of the Board of Directors shall be present. The decisions of the Board of Directors shall be taken by a majority vote of members present at the meeting, provided that one is the Chairman or one of the Vice-Chairmen. In the event of a tied vote, the Chairman of the Board of Directors shall have a casting vote.

§ One -                   Members of the Board of Directors may take part in meetings by telephone, videoconference or other means of communication; and to ensure effective participation and authenticity of the vote, members should, within the 3 (three) days following meetings, deliver to the head office, or send by e-mail, documents signed by them confirming their participation and the content of their votes. This procedure may be dispensed with by the said member signing the corresponding minutes of the meeting of the Board of Directors, which must make reference to the medium by which the member stated his or her opinion.

§ Two -                  Any member of the Board of Directors shall have the right to be represented, through written document or through e-mail, by another member of the Board of Directors, whether for the formation of a quorum, or for voting, with the option to indicate, or not, his or her vote. This representation shall be extinguished simultaneously with the closing of the meeting of the Board of Directors.

§ Three -               Similarly, votes shall be valid if made by letter, telegram or e-mail, when received by the Chairman of the Board of Directors or his substitute, up to the end of the meeting.

§ Four -                 The Chairman of the Board of Directors may invite any of the members of the Committees of the Board of Directors or any of the Executive Officers who are not members of the Board of Directors to attend meetings, but without the right to vote, and also any other executive of the Company, or the representative of the Company’s external auditors, or any third party who may be able to contribute opinions, information or suggestions or able to assist in the decisions of the members of the Board.

§ Five -                  The Board of Directors may also appoint an honorary member, a person of recognized professional competence with a history of dedication to the Company, who may be consulted on an information basis at the meetings of the Board of Directors, under rules and conditions to be set by the Board of Directors.

Clause 14 -           The following shall be the attributes of the Board of Directors:

a)    to fix the general orientation of the Company’s business, subject always to the ethical values adopted by the community where it is working, especially respect for human rights and the environment;

b)    once the Management Committee and the People’s Committee (if created by the Board of Directors) are heard, to elect, evaluate or dismiss Executive Officers, at any time, and to set the attributions and competencies of each one of them where these are not provided by these Bylaws;

c)     to inspect the management as effected by the Executive Officers; to examine the books and papers of the Company at any time; to request information on contracts signed or about to be signed, and any other acts;

d)    once the Management Committee is heard, to state an opinion on the management report and accounts of the Executive Officers

e)     once the Audit and Risk Management Committee is heard, to choose, and to dismiss, the independent auditors, subject to the right of veto provided for by law;

f)     once the Audit and Risk Management Committee is heard, to approve the accounting criteria and practices;

g)     once the Management Committee is heard, to approve the long-term global strategy to be obeyed by the Company and by the subsidiary companies, and also the long-term global strategy to be proposed for the affiliated companies;

h)    once the Management Committee is heard, to examine, approve, and monitor the execution of, the annual and multi-year capital expenditure and operational budgets, which shall be prepared by the Executive Officers;

i)      to monitor and evaluate the economic and financial performance of the Company;

j)     to state opinions on any proposals or recommendations made by the Executive Officers to the General Meeting of Shareholders;

k)    to decide on the grant, or not as the case may be, of the preemptive right of shareholders, or to reduce the period of this right, in issues of shares, debentures convertible into shares, or warrants, the placement of which is made by one of the methods referred to in Section 172 of the Corporations Law;

l)      subject to the terms of line “k” above, to decide on the issue of securities, including promissory notes, for public or private distribution, inside or outside Brazil, in accordance with the respective legislation;

m)   once the Management Committee is heard, to authorize initial or subsequent participation of the Company as a partner, shareholder or member of a consortium, in another company or undertaking, the giving in guarantee of any interest so acquired to third parties in the Company’s transactions, or disposal in any manner or form of any shareholding or interest which is part of the Company’s assets;

n)    to authorize the acquisition of shares in the Company, for the purpose of cancellation, or holding in treasury and subsequent sale;

o)    once the People’s Committee (if created by the Board of Directors) is heard, to appoint the Investor Relations Officer;

p)    once the Management Committee is heard, to authorize the Executive Officers, with limits of authority to be defined by a resolution approved at a meeting of the Board of Directors, the minutes of which meeting shall be duly registered with the competent Board of Trade:

p.1)         to sell, place a charge on or acquire assets related to the Company’s fixed assets and those referred to in sub-clause “m” of this Clause;

p.2)         to give a real guarantee of any nature, or to give a chattel mortgage;

p.3)         to agree asset or liability financial transactions, including those known as “vendor” transactions, in which the Company is a guarantor for its clients;

p.4)         to sign any other contracts in accordance with defined limits of authority in relation to amounts;

p.5)         to carry out, or order to be carried out, any acts not expressly provided for in these Bylaws provided that such acts are legally within its competence;

p.6)         to bring actions, make concessions, reach agreements or withdraw legal proceedings, procedures, measures or any other demands in Court, administrative or arbitration proceedings, and also to carry out voluntary tax offsetting, such as may result in or can result in obligations or rights on the part of the Company, or which may prejudice or can prejudice the Company’s reputation or image;

q)    to decide on the establishment of a Consultative Council to provide advice to the members of the Board of Directors, and to set the positions, remuneration and rules for functioning of that body;

r)  to create other Committees of the Board of Directors, whenever it deems this to be desirable, subject to the terms of Clause 16 below;

(s)    once the People’s Committee (if created by the Board of Directors) is heard, nominate people to drive sectors or areas of the Company, as Officers, who shall report to an Executive Officer, not implying such procedure in the delegation of powers which, by law or the present Bylaws, are exclusive of Executive Directors elected, neither attributing to them, therefore, the condition of member of any statutory organ;

(t)    once the Management Committee is heard, to manifest in favor or against any tender offer for the acquisition of shares which aim at acquiring the shares issued by the Company (“OPA”), by means of a prior justified opinion, disclosed in up to fifteen (15) days as from the publication of the OPA notice, which shall encompass, at least (i) the convenience and opportunity of the terns offer for the acquisition of shares in relation to the joint interest of the shareholders and in relation to the liquidity of the securities; (ii) the repercussions of the tender offer for the acquisition of shares on the Company’s interests; (iii) the strategic plans disclosed by the offeror in relation to the Company; and (iv) other items that the Board of Directors considers pertinent, as well as the information required by the applicable rules established by the Brazilian Securities and Exchange Commission (“CVM”); and

(u)   once the Audit and Risk Management Committee is heard, define a triple list of companies specializing in economic valuation of companies for the preparation of an appraisal report of the Company’s shares, in cases of OPA for cancellation of registration as a publicly-held company or for the withdraw from the Novo Mercado.

Clause 15 -           The Committees of the Board of Directors, which function is to opine over the matter of their competence, in the terms of these Bylaws and the resolutions of the Board of Directors. The recommendations of the Committees shall have an exclusive opinionative character, being that the members of the Committees shall not have any deliberative power or responsibility for the resolutions.

§ One -                   Each Committee shall be made up of between 2 (two) and 9 (nine) people, who up may be members of the Board of Directors, appointed by that Board and having the same period of office as its members. The chairman of the Board of Directors shall appoint a coordinator for each Committee. The members of the Committees may be members of more than one Committee, if the Board of Directors so decides, and shall have the same legal duties and responsibilities as managers of a corporation. The Board of Directors may dismiss or replace the members of the Committees at any time. The recommendations of the Committees shall be made by the majority of their members, and the Coordinator shall have a casting vote when the Committee has an even number of members.

§ Two -                  The Committees may have assistance from other professionals, and also an administrative support structure. The Company shall pay the remuneration of such professionals, including that of the members of the Committees and the expenses of the administrative support structure. When the Committees believe it to be necessary, they may also hire consultancy services from external professionals, whose fees shall be paid by the Company.

§ Three -               The Board of Directors shall make specific rules (internal regulations) for the work, competency and procedures of the Committees.

Clause 16 -           Without prejudice to the creation of other committees by the Board of Directors, the following are now created:

a)    The Management Committee: The attributions of this committee shall be set by the Board of Directors, and shall include, among others, advising the Board of Directors in the fulfillment of its responsibilities in the areas of finance, budget and control, legal subjects, new business, investments, relationship with the market and investors, monitoring of results of the Company and performance of executives,. This Committee should give prior opinion when a decision of the Board of Directors deals with the matters specified in the sub-clauses “b”, “d”, “g’, “h”, “m”, “p” and “t” of Clause 14, with the exception of sub-Clause “h”, of these Bylaws.

b)    The Sustainability and Strategy Committee: The attributions of this committee shall be set by the Board of Directors, and shall include, among other matters, advising the Board of Directors on compliance with its responsibilities relating to the area of long-term strategy and its planning, and also advising the Board of Directors in the dissemination of the strategic concept of sustainability, aiming to meet the standards accepted worldwide as benchmarks of excellence.

c)     The Audit and Risk Management Committee: shall have its attributions indicated by the Board of Directors, including, among others, to give advice to the Board of Directors in compliance with its responsibilities in relation to (i) analysis of the financial statements, development of internal controls; (ii) the analysis and monitoring of the Company’s indebtedness; (iii) analysis of credit transactions and/or liquidation of relevant debt of the Company, as well as the derivative transactions; (iv) identification and measurement of relevant risks associated to the Company, its activities and businesses; and (v) control, inspection and coordination of the work of the Company’s internal and external audits, and also permanently to make efforts for compliance with the Code of Conduct and of the mitigation plans. Such Committee shall previously opine when the decision of the Board of Directors is about the matters set forth in items “e’, “f” and “u” of Clause 14 of the Bylaws.

Clause 17 -           The Chairman of the Board of Directors has the following attributions, with the assistance, in relation to the matters in lines “b”, “c” and “d” below, at his exclusive option, of the respective Committees of the Board of Directors:

a)    to represent the Board of Directors in dealings with other parties;

b)    to suggest to the Board of Directors the general orientation of the Company’s business to be transmitted to the Executive Officers;

c)     to prepare all the elements necessary for the practice of the acts which are within the competence of the Board of Directors; and

d)    to accompany and give support to the activities of the Executive Officers and/or of any of its members.

Clause 18 -           If the Chairman of the Board of Directors is temporarily absent, he shall be substituted by one of the Vice-Presidents of that body, and it shall be for the Chairman of the Board of Directors to indicate the substitute; and when this does not happen, it shall be for the Board of Directors to make such indication. The same criterion shall be adopted in the same cases for any other member, who shall be substituted by one of his peers.

§ One -                   If a vacancy occurs on the Board of Directors, the seat may remain vacant until the next Ordinary Shareholders Meeting, without prejudice of a nomination of a substitute, in order to complete the current mandate, by the remaining directors in a Board of Directors Meeting, in the form of Article 150 of the Corporations Law, if one is necessary to maintain the minimum number of members of that body, or if it is deemed convenient that the post should be filled.

§ Two -                  The substitutions provided for in this Clause shall result in the exercise of the functions and of the right to vote in the meetings of the Board of Directors, but not in the remuneration and other advantages of the person substituted.

SECTION II

THE EXECUTIVE OFFICERS

Clause 19 -           The Executive Officers shall be the Chief Executive Officer and between 4 (four) and 9 (nine) Executive Officers, resident and domiciled in Brazil, and of recognized technical and administrative ability, who may be shareholders, elected by the Board of Directors and able to be dismissed by it at any time, and also to be re-elected.

§ One -                   The area of specific activity and competence of each of the Executive Officers may be fixed by the Board of Directors, when not specified in these Bylaws.

§ Two -                  The members of the Executive Officers are not permitted to give personal guarantees.

Clause 20 -           In the temporary absence:

a)    of the Chief Executive Officer, his replacement shall be designated by the Chairman of the Board of Directors, from among the members of the Board of Directors or the Executive Officers;

b)    of any other Executive Officers, his replacement shall be designated by the Chief Executive Officer, from among the other members or from the direct subordinates of the Executive Officer who is absent or prevented, on his recommendation. In this latter case, the direct subordinate who is substituting the absent Executive Officer shall take part in all the routine activities and shall have all the duties of the said Executive Officer, including that of being present at meetings of the Executive Officers to instruct on matters relating to the Executive Officer who is substituted, without, however, exercising the right to a vote of receiving the remuneration of the person substituted.

§ One -                   In the event of a seat on the Executive Board becoming vacant, the Board of Directors shall meet to fill the vacant seat, if this be necessary to provide the minimum number of members of that body, or if the Board of Directors believes it to be convenient to fill the post. The term of office of the Executive Officer thus elected shall terminate simultaneously with that of his peers.

§ Two -                  Subject to the terms of line “b” of the head paragraph of this Clause, substitutions made under this Clause shall result in the substitute having the post of the person substituted as well as his or her own, including the right to vote, but excluding the right to receive the remuneration or other advantages of the person substituted.

Clause 21 -           The Executive Officers shall meet on convocation by the Chief Executive Officer, or by 2 (two) Executive Officers, with up to 2 (two) days’ prior notice, this period being dispensed with when all of the members take part in the meeting.

§ One -                   The meetings of the Executive Officers shall be valid when the majority of its members are present, including the Chief Executive Officer or his substitute.

§ Two -                  Decisions at all meetings of the Executive Officers shall be taken by the majority of the members present and recorded in minutes. In the event of a tied vote, the Chief Executive Officer shall have the casting vote.

§ Three -               The Executive Officers may meet independently of the formality of convocation, when there is an urgent subject. For this meeting to be valid it is necessary that 2/3 (two-thirds) of the members of the Executive Officers be present or represented, and that the decision be taken unanimously.

Clause 22 -           The following shall be attributions of the Executive Officers:

a)    to comply with the terms of these Bylaws, and the decisions of the General Meeting of Shareholders and of the Board of Directors, and cause them to be complied with;

b)    to administer and manage the Company’s business in accordance with the orientation established by the Board of Directors;

c)     to produce monthly interim financial statements and deliver them to the Board of Directors;

d)    to prepare the financial statements for each business period, as specified in these Bylaws, including a proposal for allocation of the profit, and submit them to the Board of Directors;

e)     to propose to the Board of Directors the approval of the procedures referred to in Clauses 27 and 28 of these Bylaws;

f)     to prepare the annual and multi-year operations and capital expenditure budgets, including, among other matters, the forestry, industrial, commercial, financial and human resources plans, to be submitted by the Chief Executive Officer to the Board of Directors;

g)     to decide on the transactions indicated in lines “p.1” to “p.4” and “p.6” of Clause 14 of these Bylaws, subject, when their value does not exceed the amounts indicated in those sub-items, to the authorized limit amounts previously established by the Board of Directors or, if their value does exceed the amounts indicated in those sub-items, after prior submission to the Board of Directors;

h)    to inform the Management Committee in writing with a minimum of 5 (five) days’ notice, whenever any General meetings of Shareholders,

or Supervisory Board meetings, are called by any affiliated or subsidiary company, or by any project or undertaking in which the Company participates with an interest (and when there is no Supervisory Board, in any meeting of the Executive Officers or similar body), submitting proposals aiming to make clear the likely vote of the Company in such shareholders meeting or meetings;

i)      to open and/or close branch offices or warehouses throughout the whole of Brazil;

j)     to inform the Board of Directors, in the person of its Chairman, in relation to any question of singular importance for the Company’s business; and

k)    to seek continuous improvement in the organizational climate and results.

Clause 23 -           In acts and transactions which create obligations for the Company or exonerate third parties from obligations to it, the Company shall be represented, actively and passively, by any two of its Executive Officers.

§ One -                   The Company may be represented by one Executive Officer and one person holding a power of attorney, by two persons holding powers of attorney or even by one person holding a power of attorney, provided that the power of attorney itself is given by two Executive Officers, provided that the said power of attorney precisely and consistently specifies the powers that it gives and its period of validity.

§ Two -                  No powers may be subrogated under any power of attorney, except for the purposes of court proceedings and in-court representation.

§ Three -               The Company may, subject to the terms of this Clause, be represented by a single Executive Officer, or by an attorney-in-fact with specific powers to practice any of the following acts:

a)    in acts of endorsement of checks or trade bills in favor of financial institutions, in the former case for the purposes of deposit in the Company’s account; or in the latter case for the purposes of discount and/or deposit and/or trading charge and/or collection; also signing the respective contracts, proposals and bordereaux;

b)    representation of the Company before any federal, state or municipal public office, or independent public authority, or public companies,

public mixed-capital companies or foundations, solely for administrative purposes;

c)     representation of the Company before the Labor Courts, the Public Attorneys’ Offices, or in dealings with labor unions, including for the purposes of appointing representatives and in matters relating to hiring, suspension and dismissal of employees and/or labor agreements including labor litigation; and

d)    representation of the Company in relation to third parties, for the purposes of representation which does not involve any type of obligation on the Company.

§ Four -                 Except for purposes of the Courts, and of representation of the Company in administrative disputes and procedures relating to brands and patents, all other powers of attorney given by the Company shall have a maximum period of validity, namely up to 30 June of the year following the year in which they are given, unless there be established a shorter period, which must in any event always be included in the respective instrument.

Clause 24 -           The following are attributions of the Chief Executive Officer:

a)    without prejudice to the terms of Clause 23 above, to represent the Company actively or passively in the courts or outside the courts, especially to give personal testimony, and for this function he may designate a person to represent him, by special power of attorney;

b)    to represent the Company in its public and private relationships at high level;

c)     to oversee all the Company’s activities in conformity with the orientation established by the Board of Directors; e

d)    to submit the annual and multi-year operations and capital expenditure budgets to the approval of the Executive Officers and the Board of Directors;

e)     to submit to examination by the Executive Officers the statistics, reports and statements which give evidence of the global results of the Company, including those of the affiliated and subsidiary companies;

f)     to stimulate good relations between the Executive Officers, the Committees and the Board of Directors, based on the interests of the Company;

g)     to keep the Board of Directors, in the person of its Chairman, constantly informed on all the facts and acts relating to the Company’s activities and investments, discussing all the material aspects with him;

h)    to propose to the Board of Directors:

h.1) setting of financial policy, at high level, to be followed by the Company and by the subsidiary companies, and to be proposed to the affiliated companies;

h.2) decision on the long-term global strategy to be followed by the Company and by the subsidiary companies, and to be proposed to the affiliated companies;

h.3) acquisition by the Company, or its subsidiaries, or affiliated companies, of an initial or subsequent interest, through shares, in any other company, and also the disposal of, or the placing of a charge on, any of these interests; and

h.4) formation of joint ventures or signing of partnerships of any type, or cancellation or renewals of such partnerships, by the Company or by its subsidiaries, or affiliated companies.

Sole

Paragraph -         Service of process on the Company shall be valid only when served on the Chief Executive Officer and one other Executive Officer.

CHAPTER V

THE AUDIT BOARD

Clause 25 -           The Audit Board is a permanent body, and shall be made up of between 3 (three) and 5 (five) sitting members and an equal number of substitute members.

§ One -                   The investiture of the members of the Fiscal Council shall be conditioned to the previous subscription of the Statement of Consent of the Members of the Fiscal Council in accordance with the provisions of the Novo Mercado Rules, as well as compliance with applicable legal requirements.

§ Two -                  In the event of impediment or absence of any member, or a vacancy, members of the Audit Board shall be replaced by their respective substitute members.

CHAPTER VI

FINANCIAL STATEMENTS AND ALLOCATION OF NET PROFIT

Clause 26 -           The business year shall coincide with the calendar year, thus terminating on 31 December of each year, when the financial statements shall be prepared, together with which the management bodies shall submit to the General Meeting of Shareholders a proposal for allocation of the net profit for the fiscal year ending on December 31 of the previous year (“Fiscal Year”), subject to deductions, in the following order, in accordance with law:

a)    a minimum of 5% (five percent) for the Legal Reserve, until it reaches 20% (twenty percent) of the registered capital, provided that in the fiscal year in which the balance of the legal reserve added by the capital reserve amounts exceed 30% (thirty percent) of the capital stock, it will not be mandatory to allocate part of the net income for the fiscal year to the legal reserve;

b)    the amounts allocated to Contingency Reserves, if constituted;

c)     the amount necessary for the payment of a mandatory dividend which, in each Fiscal Year, shall be equivalent to the lowest amount between: (i) 25% (twenty-five per cent) of the annual net profit adjusted in accordance with Section 202 of the Corporations Law; or (ii) 10% (ten per cent) of the Operational Cash Flow Generation in the respective Fiscal Year, calculated in accordance with paragraph 3 of this Clause;

d)    the balance, if any, shall be allocated in such a way as the Executive Officers propose and the Board of Directors recommends, and the Shareholders Meeting approves, pursuant to the terms of the Corporations Law, and up to 90% (ninety percent) may be allocated to the Capital Increase Reserve, for the purpose of ensuring adequate operational conditions. This reserve may not exceed 80% (eighty percent) of the registered capital. The remainder shall be allocated to the Special Reserve Under the Bylaws for the purpose of ensuring continuity of semi-annual distribution of dividends, until such reserve reaches 20% (twenty percent) of the registered capital.

§ One -                   As provided for in Section 197 of the Corporate Law and its sub- paragraphs, in any business year in which the amount of obligatory dividend, calculated in accordance with article 202 of that same law and these Bylaws, exceeds the realized portion of the net profit for the business year, the General Meeting of Stockholders may, on a proposal by the management bodies, allocate the difference to constitution of a Future Earnings Reserve.

§ Two -                  Under Section 199 of the Corporate Law, the balance of profit reserves, other than the reserves for contingencies and future earnings, may not exceed the registered capital. When this limit is reached the General Meeting of Stockholders shall decide on the application of the excess amount, either for paying-in or for increase of the registered capital, or in distribution of dividends.

§ Three -               For the purposes of calculating the amount to be paid as minimum mandatory dividends set forth in item “c” of Clause 26, “Operational Cash Generation” means the result of the following formula:

GCO = Adjusted EBITDA — Maintenance Capex

Where:

“GCO” means the Generation of Operational Cash of the Fiscal Year, expressed in national currency;

“EBITDA” means the net profit of the Fiscal Year of the Company expressed in national currency, before the income tax and social contribution on net income, financial income and expenses, depreciation and amortization (including goodwill amortization), gains (losses) arising from changes in fair value less estimated realized and unrealized costs of sale of the biological assets realized and unrealized.

“Adjusted EBITDA” means the EBITDA excluding items not recurrent and/or not cash.

“Maintenance Capex” means the amount, expressed in national currency, of the investments in maintenance executed in the Fiscal Year.

§ Four -                 Upon the resolution of the Shareholders Meeting, the Company may distribute dividends higher than the mandatory dividends set forth in item “c” of this clause.

§ Five -                  The Shareholders Meeting may allocate a participation in the profits to the members of the Board of Directors and the Executive Officers, in the circumstances and within the form and limits allowed by law.

Clause 27 -           On a proposal by the Executive Officers, approved by the Board of Directors, the Company may pay remuneration to the stockholders, as interest on their equity, up to the limit established by Section 9 of Law 9249 of 26 Dec 1995; and in accordance with sub-paragraph 7 of that Section any amounts thus disbursed may be deemed part of the obligatory dividend provided for by law and by these Bylaws.

Clause 28 -           Interim financial statements shall be prepared on the last day of June of each year, and the Executive Officers may:

a)    declare a semi-annual dividend, on account of the annual dividend;

b)    raise interim financial statements and declare dividends for shorter periods, on account of the annual dividend, as long as the total of the dividends paid in each half of the business year does not exceed the amount of the capital reserves;

c)     declare interim dividends on account of retained earnings or on account of profit reserves existing in the previous annual or half-yearly financial statements, on account of the annual dividend.

Clause 29 -           The annual financial statements shall, obligatorily, be audited by external auditors registered with the CVM (Comissão de Valores Mobiliários). Such auditors shall be chosen and/or dismissed by the Board of Directors, subject, as the case may be, to the terms of Paragraph 2 of Section 142 of the Corporate Law.

CHAPTER VII

TENDER OFFER IN CASE OF ACQUISITION OF RELEVANT INTEREST

Clause 30 -           Any Person (as defined in paragraph one below) solely or jointly with another Bound Person(s), shareholder(s) or not of the Company, which subscribes, acquires or, in any other form, including, without limitation, by means of exchange, conversion, corporate reorganization (including, but not limiting to the merger of the Company and/or of its shares or the merger by the Company of other company or the shares thereof), or even upon acquisition of preemptive rights and/or subscription of shares or other securities issued by the Company convertible into shares or which give the right to its subscription or purchase of shares of the Company, becomes holder, directly or indirectly, in Brazil or offshore, of Relevant Interest (as defined in paragraph one below) the Company shall, within the maximum term of thirty (30) days counting from the date of the event which results in the ownership of the Relevant Interest, launch or, in the case of a registered tender offer in the terms of CVM Rule 361/02, file a registry request before CVM of, an OPA for the acquisition of the totality of the shares issued by the Company, which shall be liquidated in the maximum term of (a) forty eight (48) days counting from the launch of the offer not subject to registration, and (b) one hundred and eighty (180) days counting from the date of registry filing, in the case of an offer subject to registration, in the terms of the law and applicable legislation, except for certain delays which do not arise from any act or omission of the offeror.

§ One -                   For the purposes of these Bylaws:

(a) “Derivatives” means any derivatives liquidated in shares issued by the Company and/or by means of payment in currency, traded on the stock exchange, organized or privately traded, that are referenced in shares or any other security issued by the Company;

(b) “Other Rights of Corporate Nature” means (i) usufruct or trust on shares issued by the Company, (ii) options to purchase, subscribe or exchange, for any purpose, that may result in the acquisition of shares issued by the Company; or (iii) any other right that permanently or temporarily secures political or shareholder rights over shares issued by the Company, including American Depositary Receipts (ADRs);

(c) “Relevant Interest” means the amount of shares issued by the Company (or its legal successors) in a percentage equal to or greater than twenty percent (20%) of the total shares issued by it;

(d) “Person” means any person including, without limitation, any natural or legal person, investment fund, condominium, securities portfolio, universality of rights, or other form of organization, resident, domiciled or headquartered in Brazil or abroad;

(e) “Bound Person” means any Person or group of Persons bound by a voting agreement or similar agreement, or acting jointly representing the same interests. Examples of group of persons acting jointly representing the same interests are those (i) that are directly or indirectly controlled or administered by a person belonging to the group of Persons, (ii) who controls or administers, under any form, a Person belonging to the group of Persons, (iii) that is directly or indirectly controlled or administered by any Person who directly or indirectly controls or manages a person who is a member of the Group of Persons, (iv) in which the Controlling Shareholder of such person belonging to the Group of Persons holds, directly or indirectly, a corporate interest equal to or greater than twenty percent (20%) of the voting capital, (v) in which such Person belonging to the group of persons holds, directly or indirectly, a corporate interest equal to or greater than twenty percent (20%) of the voting capital, or (vi) holds, directly or indirectly, a corporate interest equal to or greater than twenty percent (20%) of the voting capital of the person belonging to the group of Persons;

§ Two -                  The OPA Shall be (i) addressed to all shareholders of the Company, (ii) executed in an auction to be held at B3, (iii) launched at the price determined in accordance with the provisions of Paragraph Three below, and (iv) paid at sight, in national currency, against the acquisition in the OPA of shares issued by the Company.

§ Three -               The acquisition price of each share issued by the Company in the OPA will be the highest of the following values:

(a) Economic Value (as defined in the caput of Clause 35 below) defined in a valuation report drafted in accordance with the provisions and following the procedures set forth in Clause 35 of these Bylaws; and

(b) 145% (one hundred and forty five per cent) of the highest unit quotation of shares issued by the Company on any stock exchange in which the Company’s shares are traded, during the period of 24 (twenty four) months prior to the OPA, duly updated by the reference rate of monetary adjustment of the Special Settlement and Custody System - SELIC (or the index that replaces it) up to the time of payment.

§ Four -                 The execution of the OPA mentioned in the caput of this article shall not exclude the possibility of a third party submitting a competing OPA, in accordance with the applicable regulations.

§ Five -                  The Person shall be obliged to comply with any requests or requirements of the CVM regarding the OPA, within the maximum periods prescribed in the applicable regulations.

§ Six -                    In the event that a Person does not comply with the obligations imposed by this clause, including with respect to meeting the maximum terms (i) for the execution of the OPA, or (ii) to attend to any requests or requirements of the CVM, the Company’s Board of Directors shall call an Extraordinary General Meeting, in which such Person may not vote, to resolve the suspension of the exercise of the rights of the Person who has not complied with any obligation imposed by this clause, as provided in article 120 of the Corporations Law.

§ Seven -               Any person who acquires or becomes holder, in Brazil or abroad, of other rights, including (i) Other Rights of Corporate Nature of shares issued by the Company, or that may result in the acquisition of shares issued by the Company, or (ii) Derivatives (a) that give rise to the Company’s shares or (b) which give the right to receive the corresponding amount of the Company’s shares, which results in such Person becoming a holder of a Relevant Interest, shall be equally obliged to, in the maximum term of 30 (thirty) days as from the date of the event that resulted in the ownership of the Relevant Interest, launch or, in the case of an offer to be registered pursuant to CVM Rule 361/02, file a request for registration with the CVM of an OPA for the acquisition of the totality of the shares issued by the Company, observing the provisions of this Clause 30.

§ Eight -                The obligations contained in article 254-A of the Corporations Law and Clauses 31, 32 and 33 of these Bylaws exclude the fulfillment by the Person holding a Relevant Interest of the obligations contained in this clause.

§ Nine -                  For the purposes of calculating the percentage of twenty percent (20%) of the total of the shares issued by the Company to calculate the Relevant Interest, as described in item “c” of Paragraph One of this clause, will not be computed the involuntary increases of equity interest resulting from cancellation of shares in treasury or redemption of shares.

§ Ten -                   If CVM regulations applicable to the OPA determines the adoption of a calculation criterion for the determination of the acquisition price in the OPA of each share issued by the Company that results in a purchase price higher than that determined in the terms of Paragraph Three above, the acquisition price calculated in accordance with CVM regulations shall prevail at the time of the OPA.

§ Eleven -             The provisions of this Clause 30 do not apply to the direct and indirect controlling shareholders of the Company on September 29th, 2017 and to its Successors (defined below).

§ Twelve -             For the purposes of paragraph eleven of Clause 30 above, “Successors” of the direct and indirect controlling shareholders of the Company, their respective spouses, companions, heirs, legatees, assigns and successors who, for any reason, including corporate reorganizations, become holders of the shares (and/or of the voting rights inherent to them) and/or Other Rights of Corporate Nature related to the shares held or which will be held by the direct and indirect controlling shareholders of the Company on September 29th, 2017.

CHAPTER VIII

SALE OF CONTROL

Clause 31 -           The Sale of Control of the Company, either through a single transaction or through successive transactions, shall be contracted under a suspensive or resolutive condition that the acquirer of the Power of Control undertakes to execute a OPA for the acquisition of shares issued by the Company that the other shareholders hold, observing the conditions and terms established in the current legislation and in the Novo Mercado Listing Rules, in order to assure them equal treatment to that given to the Selling Controlling Shareholder.

§ One -                   For purposes of these Bylaws, “Sale of the Company’s Control” means the transfer to third parties, for consideration, of the Controlling Shares.

§ Two -                  For the purposes of these Bylaws, the “Controlling Shares” means the shares which assure, directly or indirectly, to their holder(s) the individual and/or shared right to exercise of the Power of Control of the Company, as defined in Paragraph Four of this Clause 31.

§ Three -               For purposes of these Bylaws, “Controlling Shareholder” means the shareholder or the group of shareholders, as defined in the Novo Mercado Rules (“Group of Shareholders”), exercising the Power of Control (as defined in Paragraph Four below).

§ Four -                 For the purposes of these Bylaws, the term “Power of Control” means the power effectively used to direct the corporate activities and orient the functioning of the Company’s organs, directly or indirectly, in fact or in law, regardless of the equity interest held. There is a relative presumption of ownership of the Power of Control in relation to the person or Group of Shareholders who holds shares that have assured him an absolute majority of the votes of the shareholders present at the last three Shareholders Meetings of the Company, even though he is not the owner of the shares which ensure an absolute majority of the voting capital.

Clause 32 -           The tender offer referred to in the previous clause shall be:

(a) when there is an onerous transfer of rights to subscribe for shares and other securities or rights related to securities convertible into shares, which may result in the Sale of the Company’s Control; or

(b) in the event of Sale of the Company’s Control, in which case the Selling Controlling Shareholder will be obliged to declare to B3 the amount attributed to the Company in such sale and attach documentation which confirms such value.

Clause 33 -           Any person who, through a private share purchase agreement entered into with the Controlling Shareholder of the Company, involving any number of shares, acquires the Power of Control of the Company, shall be obliged to:

(a) execute the tender offer referred to in Clause 31 of these Bylaws; and

(b) pay, in the terms indicated below, an amount equivalent to the difference between the price of the tender offer and the amount paid per share that may have been acquired on the stock exchange in the six (6) months prior to the date of acquisition of the Power of Control, duly updated until the date of the payment. The said amount shall be distributed among all persons who sold shares of the Company at the trading sessions in which the buyer made the acquisitions, proportionally to the daily net selling balance of each one, being B3 responsible for operating the distribution, pursuant to its regulations.

Clause 34 -           The Company will not register any transfer of shares to the acquirer of the Power of Control, or to those who come to hold the Power of Control, as long as it does not subscribe to the Instrument of Consent of the Controlling Shareholders, as provided for in the Novo Mercado Listing Rules. The Company will also not register a shareholders agreement regarding the exercise of the Power of Control until its signatories do not sign the Instrument of Consent of the Controlling Shareholders.

CHAPTER IX

CANCELLATION OF THE REGISTRY AS A PUBLICLY-HELD COMPANY

Clause 35 -           The cancellation of the Company’s registry as a publicly-held company will be preceded by an OPA, to be effected by the Company itself or by the shareholders or Group of Shareholders that hold the Company’s Power of Control, at least for its respective Economic Value, to be determined in a valuation report drafted pursuant to Paragraphs 1 to 3 of this Clause (“Economic Value”), in compliance with the applicable legal and regulatory rules.

§ One -                   The appraisal report referred to in the caput of this clause shall be prepared by a specialized institution or company, with proven experience and independent as to the decision-making power of the Company, its managers and Controlling Shareholder(s), and the valuation report shall also satisfy the requirements of paragraphs 1 and 6 of article 8 of the Corporations Law.

§ Two -                  The choice of the institution or specialized company responsible for determining the Economic Value of the Company is of the exclusive competence of the Shareholders Meeting, as from the presentation by the Board of Directors of a triple list, and the respective resolution, not counting blank votes, be taken by a majority of the votes of the shareholders representing the Outstanding Shares present at that Meeting, which, if installed in the first call, shall be attended by shareholders representing at least twenty percent (20%) of the total Outstanding Shares, or that, if installed on second call, may count on the presence of any number of shareholders holding Outstanding Shares. For the purposes of these Bylaws, “Outstanding Shares” means all shares issued by the Company, except those (i) owned, directly or indirectly, by the Controlling Shareholder (as defined in Paragraph Three of Clause 31) or persons related thereto; (ii) in the Company’s treasury; (iii) held by a company controlled by the Company; and (iv) directly or indirectly held by the managers of the Company.

§ Three -               The costs incurred in the preparation of the valuation report shall be borne entirely by the offeror.

CHAPTER X

WITHDRAW FROM NOVO MERCADO

Clause 36 -           The Company may withdraw the Novo Mercado at any time, provided that the exit is (i) previously approved at a shareholders meeting, called pursuant to art. 7, sole paragraph, and (ii) communicated to B3 in writing with at least 30 (thirty) days in advance. The exit of the Novo Mercado will not imply for the Company the loss of the status of publicly-held company registered in B3.

Clause 37 -           In the event that the Company’s withdraw from the Novo Mercado is resolved or if such withdraw is due to a corporate reorganization operation, in which the securities issued by the company resulting from such reorganization are not admitted to trading on the Novo Mercado within 120 (one hundred and twenty) days as from the date of the shareholders meeting that approved such transaction, the shareholder or Group of Shareholders that holds the Company’s Power of Control shall effect a tender offer for the acquisition of shares belonging to the other shareholders of the Company, whose minimum price to be offered shall correspond to the Economic Value determined in a valuation report prepared in accordance with the first to third paragraphs of Clause 35 above, in compliance with applicable legal and regulatory standards.

Clause 38 -           In the event there is no Controlling Shareholder, in case the Company’s withdraw from the Novo Mercado is deliberated so that the securities issued by it will be registered for trading outside the Novo Mercado, or by virtue of a corporate reorganization transaction, by which the company resulting from this transaction does not have its securities admitted to trading on the Novo Mercado within a period of 120 (one hundred and twenty) days as of the date of the shareholders meeting that approved said transaction, the withdraw will be conditioned to the execution of a tender offer for the acquisition of shares in same conditions set forth in the clause above.

§ One -                   The referred shareholders meeting shall define the person(s) responsible for conducting the tender offer for the acquisition of shares, that, present at the shareholders meeting, shall expressly assume the obligation to perform the offer.

§ Two -                  In the absence of a definition of those responsible for conducting the tender offer for the acquisition of shares, in the event of a corporate reorganization transaction, in which the Company resulting from such reorganization does not have its securities admitted to trading on the Novo Mercado, it will be up to the shareholders who voted in favor of the corporate reorganization to carry out the referred offer.

Clause 39 -           The Company’s withdraw from the Novo Mercado due to noncompliance with the obligations set forth in the Novo Mercado Listing Rules is conditioned to carrying out a tender offer for the acquisition of shares, at least, by the Economic Value of the shares, to be determined in the valuation report to which the first to third paragraphs of Clause 35 above refer to, in compliance with applicable legal and regulatory rules.

§ One -                   The Controlling Shareholder shall effect the tender offer for the acquisition of shares set forth in caput of this Clause.

§ Two -                  In the event that there is no Controlling Shareholder and the withdrawal from the Novo Mercado referred to in the caput results from a resolution of the shareholders meeting, the shareholders that voted in favor of the resolution that implied the respective noncompliance shall carry out the tender offer for the acquisition of shares provided for in the caput.

§ Three -               In the event that there is no Controlling Shareholder and the withdrawal from the Novo Mercado referred to in the caput occurs due to an act or fact of the management, the Company’s Managers shall call a shareholders meeting whose agenda shall be the resolution on how to remedy the noncompliance with the obligations Novo Mercado Rules or, if applicable, resolve on the Company’s withdrawal from the Novo Mercado.

§ Four -                 In case the shareholders meeting referred to in Paragraph Three above decides that the the Company should withdraw from Novo Mercado, such shareholders meeting shall define the person(s) responsible for conducting the public tender offer provided for in the caput, who, present at the meeting, shall expressly assume the obligation to conduct the tender offer.

Clause 40 -           It is possible to formulate a single OPA for more than one of the purposes set forth in Sections IX and X, the Novo Mercado Rules, the Corporations Law or the regulations issued by the CVM, provided that it is possible to reconcile all the proceedings of all the modalities of the tender offer, there is no loss to the recipients of the offer and the authorization of the CVM is obtained when required by the applicable legislation.

Clause 41 -           Any Person who holds Outstanding Shares of the Company, in an amount greater than five percent (5%) of the total shares issued by the Company and that wishes to carry out a new acquisition of shares issued by the Company (“New Acquisition”), shall be obliged, prior to each New Acquisition, to communicate in writing to the Company’s Investor Relations Officer, at least three (3) business days prior to the date of the New Acquisition: (i) the number of Outstanding Shares that it intends to acquire; (ii) the intention to acquire; (iii) if it has an interest to appoint a member to the Board of Directors or to the Company’s Fiscal Council; (iv) the source of the resources that will be used for such acquisition; and (v) the strategic plans related to its investment in the Company.

§ One -                   In addition, the Person characterized in the caput of this Clause will be obliged to make each New Acquisition in B3, being prohibited to carry out private or over-the-counter market trades.

§ Two -                  The Investor Relations Officer is authorized, on his own initiative or in response to a request made by the regulatory bodies, to request that the Company’s shareholders or Group of Shareholders report their direct and/or indirect shareholding composition, as well as the composition of the Its direct and/or indirect control block and, if applicable, the corporate and corporate group, in fact or in law, of which they form part.

§ Three -               In the event that the Person does not comply with the obligations imposed by this clause, the provisions of Clause 30, Seventh Paragraph, above.

CHAPTER XI

LIQUIDATION

Clause 42 -           The Company shall enter into liquidation in the circumstances provided for by law, and the Shareholders Meeting shall determine the manner of liquidation and appoint the liquidator who shall function during the period of liquidation.

CHAPTER XII

ARBITRATION PROCEEDING

Clause 43 -           The Company, its shareholders, managers and members of the Fiscal Council undertake to resolve, through arbitration, before the Market Arbitration Chamber (Câmara de Arbitragem do Mercado), any and all disputes or controversies that may arise between them, relating to or arising from, in special, the application, validity, effectiveness, interpretation, violation and its effects, of the provisions contained in the Corporations Law, in these Bylaws, in the rules issued by the National Monetary Council, by the Central Bank of Brazil and by the CVM, as well as in the other rules applicable to the operation of the capital markets in general, in addition to those contained in the Novo Mercado Rules, the

Novo Mercado Listing Agreement, the Market Arbitration Chamber Arbitration Regulation and of the Sanctions Regulation.

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: July 26, 2018

Fibria Celulose S.A.

By:	/s/ Guilherme Perboyre Cavalcanti
Name:	Guilherme Perboyre Cavalcanti
Title:	CFO and IRO